Exhibit 99.1

EXECUTION VERSION

BLG / JWM

::ODMA\PCDOCS\TOR01\3629953\18

IAMGOLD CORPORATION

As Borrower

and

CERTAIN OF ITS SUBSIDIARIES

As Guarantors

and

THE LENDERS FROM TIME TO TIME
PARTY TO THIS AGREEMENT

As Lenders

and

THE BANK OF NOVA SCOTIA
In its capacity as Administrative Agent

THE BANK OF NOVA SCOTIA and SOCIÉTÉ GÉNÉRALE
Lead Arrangers

SOCIÉTÉ GÉNÉRALE (CANADA BRANCH)
Documentation Agent

US $140,000,000 CREDIT FACILITY

CREDIT AGREEMENT

DATED 15 APRIL 2008

BORDEN LADNER GERVAIS LLP

McCARTHY TETRAULT LLP

ARTICLE 1 - INTERPRETATION		1
1.1	Definitions	1
1.2	Construction	17
1.3	Certain Rules of Interpretation	17
1.4	Terms Generally	18
1.5	Knowledge	18
1.6	Performance on Banking Days	18
1.7	Accounting Terms	18
1.8	Permitted Liens	18

ARTICLE 2 - THE CREDIT		19
2.1	Amount and Availment Options	19
2.2	Reborrowing	19
2.3	Use of the Credit	19
2.4	Term and Repayment	20
2.5	Interest Rates and Fees	21
2.6	Other Fees	22
2.7	Exchange Rate Fluctuations	22

ARTICLE 3 - SECURITY		23
3.1	Security	23
3.2	Obligations Secured by the Security	25

ARTICLE 4 - DISBURSEMENT CONDITIONS		26
4.1	Conditions Precedent to Initial Advance	26
4.2	Conditions Precedent to all Advances	28

ARTICLE 5 - ADVANCES		29
5.1	Lenders’ Obligations Relating to L/Cs	29
5.2	Evidence of Indebtedness	29
5.3	Conversions	30
5.4	Notice of Advances and Payments	30
5.5	Prepayments and Reductions	30
5.6	Base Rate and LIBOR Advances	31
5.7	LIBOR Periods	31
5.8	Co-ordination of Base Rate and LIBOR Advances	32
5.9	Inability to Determine Rates Etc.	32
5.10	Issuance and Maturity of L/Cs	33
5.11	Payment of L/C Fees	33
5.12	Payment of L/Cs	33
5.13	Deemed Advance - L/Cs	34
5.14	Prohibited Use of L/Cs	34
5.15	Failure of Lender to Fund	35
5.16	Payments by the Borrower	36
5.17	Payments by Agent	36
5.18	Prohibited Rates of Interest	37

i

ARTICLE 6 - REPRESENTATIONS AND WARRANTIES		38
6.1	Representations and Warranties	38
6.2	Survival of Representations and Warranties	43

ARTICLE 7 - COVENANTS		43
7.1	Financial Covenants	43
7.2	Positive Covenants	44
7.3	Periodic Reports	46
7.4	Ownership of the Obligors	49
7.5	Negative Covenants	49
7.6	Use of Insurance Proceeds	54

ARTICLE 8 - DEFAULT		55
8.1	Default	55
8.2	Acceleration and Termination of Rights	57
8.3	Payment of L/Cs	57
8.4	Remedies	58
8.5	Saving	58
8.6	Perform Obligations	58
8.7	Third Parties	58
8.8	Power of Attorney	58
8.9	Remedies Cumulative	59
8.10	Set-Off or Compensation	59

ARTICLE 9 - AGENCY PROVISIONS		59
9.1	Authorization of Agent	59
9.2	Rights as a Lender	61
9.3	Exculpatory Provisions	61
9.4	Reliance by Agent	62
9.5	Delegation of Duties	62
9.6	Direct Payments	62
9.7	Administration of the Credit	63
9.8	Rights of Agent	66
9.9	Acknowledgements, Representations and Covenants of Lenders	67
9.10	Collective Action of the Lenders	68
9.11	Successor Agent	68
9.12	No Other Duties etc.	69
9.13	Authorization of Intercreditor Agreement	69
9.14	Provisions Operative Between Lenders and Agent Only	69

ARTICLE 10 - ADDITIONAL LENDERS, SUCCESSORS AND ASSIGNS		70
10.1	Successors and Assigns	70
10.2	Assignments by Lenders	70
10.3	Register	71
10.4	Participations	72
10.5	Certain Pledges	72

ii

ARTICLE 11 - MISCELLANEOUS PROVISIONS		73
11.1	Severability, Etc.	73
11.2	Amendment, Supplement or Waiver	73
11.3	Governing Law	73
11.4	This Agreement to Govern	74
11.5	Currency	74
11.6	Liability of Lenders	74
11.7	Expenses and Indemnity	74
11.8	Taxes	76
11.9	Increased Costs etc.	77
11.10	Mitigation Obligations; Replacement of Lenders	78
11.11	Illegality	79
11.12	Interest on Miscellaneous Amounts	80
11.13	Currency Indemnity	80
11.14	Notices	80
11.15	Time of the Essence	81
11.16	Further Assurances	81
11.17	Term of Agreement	82
11.18	Counterparts and Facsimile	82
11.19	Waiver of Jury Trial, Consequential Damages Etc.	82
11.20	Treatment of Certain Information: Confidentiality	83
11.21	Entire Agreement	84
11.22	This Agreement to Govern	84
11.23	Language	84
11.24	Date of Agreement	85

SCHEDULE A LENDERS’ APPLICABLE PERCENTAGES		A-1

SCHEDULE B INFORMATION REGARDING OBLIGORS		1

SCHEDULE C COMPLIANCE CERTIFICATE		1

SCHEDULE D NOTICE OF ADVANCE, PAYMENT, ROLLOVER OR CONVERSION		1

SCHEDULE E OTHER SECURED OBLIGATIONS		1

SCHEDULE F INTERCORPORATE OBLIGATIONS ETC.		2

SCHEDULE G ROYALTY AGREEMENTS		1

SCHEDULE H INFORMATION THAT MAY BE DISCLOSED		1

SCHEDULE I FORM OF ASSIGNMENT AND ASSUMPTION		1

SCHEDULE J AGREEMENT OF NEW OBLIGOR		1

SCHEDULE K EXISTING LETTERS OF CREDIT		1

SCHEDULE L CERTAIN PROPERTY THAT MAY BE DISPOSED OF		1

iii

CREDIT AGREEMENT dated 15 April 2008

BETWEEN:

IAMGOLD CORPORATION

As Borrower

- and -

CERTAIN OF ITS SUBSIDIARIES

As Guarantors

-and-

THE LENDERS FROM TIME TO TIME PARTY
TO THIS AGREEMENT

As Lenders

-and-

THE BANK OF NOVA SCOTIA

In its capacity as Administrative Agent

RECITALS:

A.                                 By commitment letter dated 20 August 2007 and accepted on 20 August 2007, The Bank of Nova Scotia and Société Générale (Canada Branch) agreed to establish in favour of the Borrower a revolving credit in the maximum amount of US $140,000,000 (which may be increased to US $150,000,000), subject to certain conditions.

B.                                   The Parties are entering into this Agreement to provide for the terms of the credit.

THEREFORE, for value received, and intending to be legally bound by this Agreement, the Parties agree as follows:

ARTICLE 1 -
INTERPRETATION

1.1                             Definitions

In this Agreement (and in any other Loan Document unless otherwise defined therein), unless the context otherwise requires:

(1)                                “Accepting Lenders” is defined in Section 2.4(5).

(2)                                “Advance” means an availment of the Credit by the Borrower by way of Base Rate Advance, L/C or LIBOR Advance, including deemed advances and conversions, renewals and rollovers of existing Advances. Any reference to the amount of Advances is a reference to the sum of all outstanding Base Rate Advances and LIBOR Advances, and the face amount of all outstanding L/Cs.

(3)                                “Affiliate” means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

(4)                                “Agent” or “Administrative Agent” means BNS in its role as administrative agent for the Lenders, and any successor administrative agent appointed in accordance with this Agreement.

(5)                                “Agreement” means this Credit Agreement, including all Schedules to this Credit Agreement, as amended, supplemented, restated or replaced from time to time in accordance with its provisions.

(6)                                “Applicable Law” means (a) any domestic or foreign statute, law (including common and civil law), treaty, code, ordinance, rule, regulation, restriction or by-law (zoning or otherwise); (b) any judgement, order, writ, injunction, decision, ruling, decree or award; (c) any regulatory policy, practice, guideline or directive; or (d) any franchise, licence, qualification, authorization, consent, exemption, waiver, right, permit or other approval of any Governmental Authority, binding on or affecting the Person referred to in the context in which the term is used or binding on or affecting the property of such Person, in each case whether or not having the force of law, but if not having the force of law, compliance with which is reasonable and customary by those to whom it applies.

(7)                                “Applicable Percentage” means with respect to any Lender, the percentage of the total Commitments represented by such Lender’s Commitment. If the Commitments have terminated or expired, the Applicable Percentages shall be the percentage of the total outstanding Advances represented by such Lender’s outstanding Advances. Each Lender’s Applicable Percentage as of the date of this Agreement is specified on SCHEDULE A.

(8)                                “Assignment and Assumption” means an agreement in substantially the form of SCHEDULE I or any other form approved by the Agent.

(9)                                “Associate” has the meaning defined under the Canada Business Corporations Act as of the date of this Agreement.

(10)                          “Banking Day” means a day of the year, other than a Saturday or a Sunday, on which:

(a)                                  the Agent is open for normal banking business at its executive offices in Toronto, Canada and its principal office in Montreal, Canada;

(b)                                 with respect to Base Rate Advances, the Agent is open for normal banking business at its principal office in New York, U.S.A.; and

(c)                                  with respect to notices, determinations, payments or advances relating to LIBOR Advances, the Agent is open for normal banking business at its principal offices in New York, U.S.A. and London, England;

except that, if banks are open in some but not all of these locations on a particular day and the Agent determines that the closing of those banks on that day will not adversely affect completion of relevant transactions in accordance with customary banking market and trading practices, the Agent may, on reasonable notice to the Borrower and the Lenders, specify that particular day to be a Banking Day.

(11)                          “Base Rate” means, on any day, the greater of:

(a)                                  the annual rate of interest announced by the Agent on that day as its reference rate for commercial loans made by it in Canada in US Dollars; and

(b)                                 the Federal Funds Effective Rate plus 0.50% per annum.

(12)                          “Base Rate Advance” means an Advance in US Dollars bearing interest based on the Base Rate, and includes deemed Base Rate Advances.

(13)                          “BNS” means The Bank of Nova Scotia, a bank listed on Schedule I of the Bank Act (Canada).

(14)                          “Borrower” means Iamgold Corporation, a corporation existing under the Canada Business Corporations Act.

(15)                          “Branch of Account” means the office of the Agent at WBO — Loan Operations, 720 King Street West, 2nd Floor, Toronto, Ontario, M5V 2T3.

(16)                          “Canadian Dollar”, “C$”, “CAD” and “$” each means the lawful currency of Canada.

(17)                          “Cash Collateral” means a deposit of cash, or a letter of credit in a form and from an issuer satisfactory to the Lenders.

(18)                          “Change in Law” means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any Applicable Law, (b) any change in any Applicable Law or in the administration, interpretation or application thereof by any Governmental Authority or (c) the making or issuance of any Applicable Law by any Governmental Authority.

(19)                          “Commitment” means in respect of each Lender from time to time, the agreement to make Advances to the Borrower in the Lender’s Applicable Percentage of the maximum amount of the Credit and, where the context requires, the maximum amount of Advances which the Lender has agreed to make.

(20)                          “Compliance Certificate” means a certificate in the form of SCHEDULE C.

(21)                          “Constating Documents” means, with respect to any Person, its articles and/or certificate of incorporation, amendment, amalgamation or continuance, memorandum of association, charter, by-laws, declaration of trust and other constating documents (in the case of a trust), partnership agreement, limited liability company agreement or other similar document, and all unanimous shareholder agreements, other shareholder agreements, voting trust agreements and similar arrangements applicable to the Person’s Equity Interests, all as in effect from time to time.

(22)                          “Contract” means any agreement, contract, indenture, lease, deed of trust, licence, option, undertaking, promise or any other commitment or obligation, whether oral or written, expressed or implied, other than a Permit.

(23)                          “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have corresponding meanings.

(24)                          “Credit” is defined in Section 2.1(1).

(25)                          “Current Ratio” means, at any time, the ratio of the Borrower’s consolidated current assets (excluding the current portion of its income tax assets and valuing its bullion holdings at their market value rather than book value)         to its consolidated current liabilities (excluding the current portion of its income tax liabilities).

(26)                          “Debt” means, as to any Person and without duplication:

(a)                                  indebtedness created, issued or incurred by such Person for borrowed money (whether by way of loan or the issuance and sale of debt securities and whether current, short term or long term);

(b)                                 obligations of such Person to pay the deferred purchase or acquisition price of property or services, except for trade accounts payable arising, and accrued expenses incurred, in the Ordinary Course (other than for borrowed money) so long as such trade accounts payable (other than trade accounts payable arising from holdbacks under trade contracts) are payable within 90 days of the date the respective goods are delivered or respective services rendered;

(c)                                  indebtedness of others secured by a Lien on the property of such Person (other than Liens permitted by Sections 1.1(77)(e) and 1.1(77)(f)), whether or not the respective indebtedness so secured has been assumed by such Person;

(d)                                 obligations of such Person in respect of letters of credit or similar instruments issued or accepted by Lenders and other financial institutions for the account of such Person, other than letters of credit or similar instruments issued or accepted in support of trade accounts payable arising in the Ordinary Course which are payable within 180 days of the date the respective goods are delivered or respective services rendered;

(e)                                  obligations of such Person under or in connection with capital leases;

(f)                                    indebtedness or liabilities incurred under any Derivative;

(g)                                 indebtedness of others guaranteed by such Person; and

(h)                                 any Equity Interest of that Person (or of any Subsidiary of that Person that is not held by that person or by a Subsidiary of that person that is wholly owned, directly or indirectly) which Equity Interest, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or before 15 April 2017, for cash or securities constituting Debt;

provided, however, that for the purposes of calculating the financial covenants in Section 7.1, the indebtedness and liabilities incurred by the Obligors under or in connection with any Derivative or guarantee thereof are not Debt and shall not be included in the calculation of the Debt of the Borrower, except for amounts that are then due and payable.

(27)                          “Declining Lenders” is defined in Section 2.4(3).

(28)                          “Default” means any event or condition that constitutes an Event of Default or that would constitute an Event of Default with the giving of any notice, passage of time, or both.

(29)                          “Derivative” means any transaction of a type commonly considered to be a derivative or hedging transaction, any combination of such transactions or any agreement relating to such transaction or such combination of transactions, in each case whether relating to one or more of interest rates, currencies, commodities, securities or any other matters, including, (i) any cap, collar, floor or option, (ii) any forward contract, and (iii) any rate swap, basis swap, commodity swap, cross-currency swap or other swap or contract for differences.

(30)                          “Designated Account” means, in respect of any Advance, the account or accounts maintained by the Borrower at the applicable Branch of Account in respect of Advances to it, that the Borrower designates in its notice requesting an Advance or any other branch of the Agent which is designated by the Borrower in its notice requesting an Advance.

(31)                          “Drawdown Date” means the date, which shall be a Banking Day, of any Advance.

(32)                          “EBITDA” means, for the Borrower on a consolidated basis and for any period, without duplication, the amount equal to net income (excluding extraordinary gains or losses) plus, to the extent deducted in calculating net income, Interest Expense, depreciation, amortization expense and income tax expense, all as calculated in accordance with GAAP; provided, however, that:

(a)                                  any amortization of deferred hedging gains or losses or other non-cash inclusions in revenue relating to Derivatives entered into by the Borrower shall be excluded for all purposes from the calculation of EBITDA;

(b)                                 the Borrower’s non-cash gain or loss on Derivatives resulting from the marked to market evaluation shall be excluded for all purposes from the calculation of EBITDA;

(c)                                  the Borrower’s cash expenses for reclamation in the period shall be deducted from net income when calculating EBITDA and the Borrower’s accrued or other non-cash expenses for reclamation shall be added to net income when calculating EBITDA;

(d)                                 all amounts attributable to Excluded Subsidiaries shall be excluded unless the aggregate EBITDA attributable to all Excluded Subsidiaries is less than $1,000,000 per annum (based on either the 12 months ending at the end of the period in question or the annualization of the EBITDA for the period in question), in which case the Borrower may elect not to make any exclusion relating to Excluded Subsidiaries; and

(e)                                  all material unusual amounts such as gains and losses from write-down or disposition of Property out of the normal course of business shall be excluded for all purposes from the calculation of EBITDA.

For any Person that is not a Subsidiary of the Borrower but in which the Borrower directly or indirectly owns any Equity Interest, the Borrower may include in its EBITDA a percentage of the amount that would be EBITDA of that Person equal to the percentage of all of that Person’s Equity Interests that is directly or indirectly owned by the Borrower.

(33)                          “Eligible Assignee” means any Person (other than a natural person, a Restricted Party or any Affiliate of a Restricted Party), in respect of which any consent that is required by Section 10.2 has been obtained.

(34)                          “Equity Interests” means, with respect to any Person, any and all present and future shares, units, trust units, partnership or other interests, participations or other equivalent rights in the Person’s equity or capital, however designated and whether voting or non-voting.

(35)                          “Equivalent Amount” means, with respect to an amount in one currency, the amount in another currency that could be purchased by the amount in the first currency determined by reference to the Exchange Rate at the time of determination.

(36)                          “Euros”, “EUR” and “€” mean units of the single currency adopted by certain member states of the European Union in accordance with legislation of the European Union relating to European Economic and Monetary Union.

(37)                          “Event of Default” is defined in Section 8.1.

(38)                          “Exchange Rate” means, on any day, for the purpose of calculations under this Agreement, the amount of one currency into which another currency may be converted using the Agent’s mid rate (i.e., the average of the Agent’s spot buying and selling rates) for converting the first currency to the other currency at the relevant time on that day. If the Exchange Rate is being determined at any time in respect of a previous day, the noon spot rate of the Bank of Canada on that previous day shall be used instead of the Agent’s mid rate.

(39)                          “Excluded Subsidiary” means any Subsidiary of the Borrower that:

(a)                                  the Borrower requests and all Lenders agree shall be an Excluded Subsidiary but, unless all Lenders agree, an Excluded Subsidiary shall cease to be an Excluded Subsidiary under this Section 1.1(39)(a) (and the Borrower shall comply with Sections 3.1(2) and 3.1(3)) if at any time it has consolidated revenue of greater than US $10,000,000 per annum or consolidated assets having a book value of greater than US $20,000,000; or

(b)                                 is not an Obligor, that the Borrower designates as an Excluded Subsidiary on at least 30 days’ prior written notice to the Agent and that, at the time it becomes an Excluded Subsidiary does not have an interest in an operating mine and has consolidated assets having a book value of less than US $50,000,000.

Notwithstanding the foregoing, no interest in the Borrower’s Camp Caiman project shall at any time be owned or operated by an Excluded Subsidiary. As of the date of this Agreement, there are no Excluded Subsidiaries.

(40)                          “Excluded Taxes” means, with respect to the Agent, any Lender, an Issuing Bank or any other recipient of any payment to be made by or on account of any obligation of an Obligor hereunder, (a) taxes imposed on or measured by its net income, and franchise taxes imposed on it (in lieu of net income taxes), by the jurisdiction (or any political subdivision thereof) under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Lender, in which its applicable lending office is located, (b) any branch profits taxes or any similar tax imposed by any jurisdiction in which the Lender is located and (c) in the case of a Foreign Lender (other than (i) an assignee pursuant to a request by the Borrower under Section 11.10, (ii) an assignee pursuant to an Assignment and Assumption made when an Event of Default has occurred and is continuing or (iii) any other assignee to the extent that the Borrower has expressly agreed that any withholding tax shall be an Indemnified Tax), any withholding tax that (A) is not imposed or assessed in respect of an Advance that was made on the premise that an exemption from such withholding tax would be available where the exemption is subsequently determined, or alleged by a taxing authority, not to be available and (B) is required by Applicable Law to be withheld or paid in respect of any amount payable hereunder or under any Loan Document to such Foreign Lender at the time such Foreign Lender becomes a party hereto (or designates a new lending office) or is attributable to such Foreign Lender’s failure or inability (other than as a result of a Change in Law) to comply with Section 11.8, except to the extent that such Foreign Lender (or its assignor, if any) was entitled, at the time of designation of a new lending office (or assignment), to receive additional amounts from an Obligor with respect to such withholding tax pursuant to Section 11.8. For greater certainty, for purposes of item (c) above, a withholding tax includes any Tax that a Foreign Lender is required to pay pursuant to Part XIII of the Income Tax Act (Canada) or any successor provision thereto.

(41)                          “Federal Funds Effective Rate” means, for any period, a fluctuating interest rate per annum equal, for each day during the period, to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by Federal Funds brokers as published for the day (or, if the day is not a Banking Day, for the first preceding Banking Day) by the Federal Reserve Bank of New York or, for any day on which that rate is not published for that day by the Federal Reserve Bank of New York, the average of the quotations for that day for such transactions received by the Agent from three Federal Funds brokers of recognized standing.

(42)                          “Fee Agreement” means the letter agreement dated 20 August 2007, which provides that certain fees are payable by the Borrower to BNS and Société Générale in respect of the Credit.

(43)                          “Foreign Lender” means any Lender that is not organized under the laws of the jurisdiction in which the Borrower is resident for tax purposes and that is not otherwise considered or deemed in respect of any amount payable to it hereunder or under any Loan Document to be resident for income tax or withholding tax purposes in the jurisdiction in which the Borrower is resident for tax purposes by application of the laws of that jurisdiction. For purposes of this definition Canada and each Province and Territory thereof shall be deemed to constitute a single jurisdiction and the United States of America, each State thereof and the District of Columbia shall be deemed to constitute a single jurisdiction.

(44)                          “GAAP” means generally accepted accounting principles in effect from time to time in Canada, as established by the Canadian Institute of Chartered Accountants or any successor institute.

(45)                          “Governmental Authority” means the government of Canada or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, including any supra-national bodies such as the European Union or the European Central Bank and including a Minister of the Crown, Superintendent of Financial Institutions or other comparable authority or agency.

(46)                          “Hazardous Materials” means any hazardous substance or any pollutant or contaminant, toxic or dangerous waste, substance or material, as defined in or regulated by any Applicable Law or Governmental Authority from time to time, including friable asbestos and poly-chlorinated biphenyls.

(47)                          “IMQ” means Iamgold-Quebec Management Inc.. a Quebec corporation that is the successor to Cambior Inc.

(48)                          “Indemnified Taxes” means Taxes other than Excluded Taxes.

(49)                          “Intellectual Property” means patents, trademarks, service marks, trade names, copyrights, trade secrets, industrial designs and other similar rights.

(50)                          “Interbank Reference Rate” means, in respect of any currency, the interest rate expressed as a percentage per annum which is determined by the Agent at any time in accordance with banking industry rules on interbank compensation for use when calculating interest due by it or owing to it arising from correction of errors in transactions in that currency between it and other banks.

(51)                          “Intercorporate Obligations” means all present and future debts, liabilities and obligations of any kind owing or remaining unpaid by any Restricted Party to another Restricted Party in respect of loans or advances made by the first Restricted Party to the other Restricted Party.

(52)                          “Intercreditor Agreements” means (a) the agreement referred to in Section 4.1(3)(g) and (b) any agreement entered into between the Agent on behalf of the Lenders and the holder of any Debt referred to in Section 1.1(76)(h) to provide for the subordination and other matters relating to that Debt.

(53)                          “Interest Expense” means for any period, the total consolidated interest expense of the Borrower and its Subsidiaries, plus, to the extent not included in such total consolidated interest expense, and to the extent incurred by the Borrower or its Subsidiaries, (a) interest expense attributable to obligations under or in connection with capital leases, (b) amortization of debt discount, (c) capitalized interest, (d) non- cash interest expense, (e) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing, (f) net costs associated with Derivatives (including amortization of fees), (g) dividends in respect of all preferred stock held by Persons other than the Borrower or a Subsidiary, and (h) interest actually paid by the Borrower or any Subsidiary on any Debt of any other Person, provided, however, that all amounts attributable to Excluded Subsidiaries shall be excluded unless the Borrower elects not to make any exclusion relating to Excluded Subsidiaries in accordance with the definition of EBITDA.

(54)                          “Interest Payment Date” means (in connection with Base Rate Advances) the last Banking Day of each calendar month.

(55)                            “Issuing Bank” means, for the time being, BNS. If BNS resigns as Issuing Bank, a successor shall be agreed to by the Borrower and the Required Lenders, acting reasonably.

(56)                          “L/C” or “Letter of Credit” means a standby letter of credit, letter of guarantee or commercial letter of credit denominated in Euros, Canadian Dollars or US Dollars in a form satisfactory to the Issuing Bank, issued by the Issuing Bank at the request of the Borrower in favour of a third Person to secure the payment or performance of an obligation of an Obligor to the third Person.

(57)                          “L/C Fees” means, with respect to an L/C, the amount calculated by multiplying (i) the face amount of that L/C by the rate for calculation of the L/C Fee specified in Section 2.5 by (ii) a fraction, the numerator of which is the duration of the term of that L/C and the denominator of which is the number of days in the calendar year in question.

(58)                          “Lenders” means each of the Persons listed on SCHEDULE A and other lenders that from time to time become Lenders in accordance with Article 10, including the Issuing Bank, and “Lender” means any one of them. Notwithstanding the foregoing, references in this Agreement to the Lenders in the context of the Agent holding Security for the benefit or on behalf of the Lenders shall be interpreted as including Affiliates of Lenders who may hold Other Secured Obligations from time to time.

(59)                          “Lending Office” means, as to any Lender, the office or offices from which it makes Advances and receives payments pursuant to this Agreement from time to time.

(60)                          “LIBO Rate” means, for any LIBOR Period and LIBOR Advance, either:

(a)                                  the rate expressed as a percentage per annum for deposits in US Dollars in the London interbank market for a period equal to the LIBOR Period and in an amount approximately equal to the amount of the LIBOR Advance, that appears on the Reuters LIBOR01 Page (or any successor source from time to time) as of 11:00 a.m. (London time) two Banking Days before the first day of the LIBOR Period; or

(a)                                  if no such rate appears as contemplated in item (a), the interest rate expressed as a percentage per annum at which deposits in US Dollars are offered by the principal office of the Agent in London, England, in the London interbank market at 11:00 a.m. (London time) two Banking Days before the first day of the LIBOR Period for a period equal to the LIBOR Period and in an amount approximately equal to the amount of the LIBOR Advance.

(61)                          “LIBOR Advance” or “LIBO Rate Loan” means an Advance in US Dollars bearing interest based on the LIBO Rate and includes deemed LIBOR Advances provided for in this Agreement.

(62)                          “LIBOR Period” means the period selected by the Borrower for a LIBOR Advance or the period deemed to be applicable to the LIBOR Advance provided for in this Agreement.

(63)                          “Lien” means, with respect to any Property, any hypothec, mortgage, prior claim, privilege, lien, pledge, charge, security interest, encumbrance or royalty of any kind in respect of such Property. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any Property that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such Property.

(64)                          “Loan Documents” means this Agreement, the Security, any Intercreditor Agreement, the Fee Agreement and all other documents relating to the Credit.

(65)                          “Material Adverse Effect” means any event, fact or circumstance or series of events, facts or circumstances affecting the condition, properties, business or results of operations of the Restricted Parties, taken as a whole, that either individually or in the aggregate materially adversely affects or could, in the reasonable opinion of the Required Lenders, materially adversely affect the ability of the Obligors to perform their respective obligations under the Loan Documents in accordance with the respective terms thereof, other than events, changes, effects, conditions or circumstances resulting from or relating to: (a) applicable economic or market conditions of the gold mining industry, (b) any change in prevailing interest rates or market prices or (c) any change in GAAP.

(66)                          “New Lenders” is defined in Section 2.4(6).

(67)                          “Obligations” means all obligations of the Borrower to the Lenders under or in connection with this Agreement, including all debts and liabilities, present or future, direct or indirect, absolute or contingent, matured or not, at any time owing by the Borrower to the Lenders in any currency or remaining unpaid by the Borrower to the Lenders in any currency under or in connection with this Agreement, whether arising from dealings between the Lenders and the Borrower or from any other dealings or proceedings by which the Lenders may be or become in any manner whatever creditors of the Borrower under or in connection with this Agreement, and wherever incurred, and whether incurred by the Borrower alone or with another or others and whether as principal or surety, and all interest, fees, legal and other costs, charges and expenses. In this definition, the “Lenders” means the Lenders, or any of them.

(68)                          “Obligors” means, collectively, the Borrower and each of the guarantors of the Obligations from time to time and shall not include Excluded Subsidiaries. At the date of this Agreement, the Obligors are the Borrower, AGEM Ltd. (a Barbados corporation), Repadre Capital (BVI) Inc. (a British Virgin Islands corporation), Repadre Finance (BVI) Inc. (a British Virgin Islands corporation), Repadre Ventures (BVI) Inc. (a British Virgin Islands corporation), Repadre International Corp. (a Barbados corporation), Gallery Gold Pty Limited (an Australian corporation, sometimes referred to as Gallery Gold Limited), IMQ, Rosebel Gold Mines N.V. (a Suriname corporation) and CBJ France S.A.S. (a French corporation).

(69)                          “Ordinary Course” means, with respect to an action taken by a Person, that the action is consistent with the past practices of the Person and is taken in the usual course of the normal day-to-day operations of the Person.

(70)                          “Other Secured Obligations” is defined in Section 3.2(1)(b).

(71)                          “Other Taxes” means all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made hereunder or under any other Loan Document or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement or any other Loan Document.

(72)                          “Participant” is defined in Section 10.4(1).

(73)                          “Parties” means collectively the Borrower, the Obligors, the Lenders and the Agent.

(74)                          “Pension Plan” means (i) a “pension plan” or “plan” which is subject to the funding requirements of applicable pension benefits legislation in any jurisdiction of Canada and is applicable to employees resident in Canada of any Restricted Party, or (ii) any pension benefit plan or similar arrangement applicable to employees of any Restricted Party.

(75)                          “Permits” means franchises, licences, qualifications, authorizations, consents, certificates, registrations, exemptions, waivers, filings, grants, notifications, privileges, rights, orders, judgments, rulings, directives, permits and other approvals, obtained from or required by a Governmental Authority.

(76)                          “Permitted Debt” means:

(a)                                  the Obligations;

(b)                                 the Other Secured Obligations to the extent they constitute Debt;

(c)                                  Debt secured by Permitted Liens;

(d)                                 Debt of an Obligor to another Obligor;

(e)                                  Debt of a Restricted Party that is not an Obligor to another Restricted Party;

(f)                                    Debt of Obligors to Restricted Parties that are not Obligors provided that the Restricted Party to which the Debt is owed has delivered an agreement satisfactory to the Agent by which payment of any amounts owing in respect of the Debt is postponed if a Default has occurred and is continuing or would result from payment, unless (i) the Debt is paid within 90 days of being incurred or (ii) the particular Debt does not exceed US $750,000 and the aggregate amount of all such Debts outstanding at any time that are not the subject of such postponement agreements does not exceed US $7,000,000;

(g)                                 unsecured Debt owed by the Borrower in an aggregate principal amount of not more than US $50,000,000 outstanding at any time; and

(h)                                 other unsecured Debt that:

(i)                                    does not require principal payments until at least 12 months following the maturity date of the Credit as extended from time to time;

(ii)                                 is expressly subordinated to the Credit and otherwise subject to an Intercreditor Agreement approved by the Required Lenders; and

(iii)                              would not, in the opinion of the Required Lenders, have a Material Adverse Effect.

(77)                          “Permitted Liens” means:

(a)                                  the Security;

(b)                                 Liens granted by a Restricted Party in favour of the Borrower in order to secure any of its indebtedness to the Borrower, provided that the Liens are assigned to secure the Obligations;

(c)                                  Liens, including capital leases, securing an aggregate principal amount outstanding at any time for all Restricted Parties not exceeding US $10,000,000 that encumber immovable or real property or movable or personal property acquired by purchase, construction or otherwise, by the Restricted Parties, and that either (i) existed on such property before the time of its acquisition and were not created in anticipation thereof, or (ii) were created solely for the purpose of securing Debt of any such Restricted Party representing, or incurred to finance, refinance or refund, the cost (including the cost of construction) of their respective property; provided, however, that no such Lien shall extend to or cover any property of any such Restricted Party other than the respective property so acquired and improvements thereon and provided further that the principal amount of any Debt secured by any such Lien shall at no time exceed the fair market value (as determined in good faith by the Borrower) of the respective property at the time it was acquired (by purchase, construction or otherwise);

(d)                                 Liens in favour of the government of France or any département or other political subdivision, municipality or instrumentality thereof or any party related thereto in respect of the financing pursuant to the “Loi Girardin” of the Camp Caiman mine development project owned by CBJ Caiman SAS at the date of this Agreement;

(e)                                  Liens imposed by any Governmental Authority for Taxes not yet due and delinquent or which are being contested in good faith and by appropriate proceedings if adequate reserves with respect thereto are maintained on the books of the Borrower in accordance with GAAP, and, during such period during which such Liens are being so contested, such Liens shall not be executed on any Property of any Restricted Party;

(f)                                    Liens arising by operation of Applicable Law, such as prior claims, legal hypothecs securing the claims of Persons having taken part in the construction or renovation of an immovable and other like Liens arising in the Ordinary Course which are not overdue for a period of more than 30 days or which are being contested in good faith and by appropriate proceedings, and, during such period during which such Liens are being so contested, such Liens shall not be executed on any Property of any Restricted Party, provided that the relevant Restricted Party shall have set aside on its books reserves deemed adequate therefor and not resulting in qualification by its auditors;

(g)                                 statutory Liens incurred or pledges or deposits made under worker’s compensation, unemployment insurance and other social security legislation;

(h)                                 Liens or deposits to secure the performance of bids, tenders, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature (other than for borrowed money) incurred in the Ordinary Course, provided that the aggregate of the obligations secured does not exceed US $20,000,000 at any time;

(i)                                     servitudes, easements, rights-of-way, restrictions and other similar encumbrances incurred in the Ordinary Course and encumbrances consisting of zoning or building restrictions, easements, licenses, restrictions on the use of property or minor imperfections in title thereto which, in the aggregate, are not material in amount, and which do not in any case materially detract from the value of the Property subject thereto or interfere with the ordinary conduct of the business of the Restricted Party;

(i)                                     Liens of or resulting from any judgment or award, the time for the appeal or petition for rehearing of which shall not have expired, or in respect of which the applicable Restricted Party shall at any time in good faith be prosecuting an appeal or proceeding for review and in respect of which a stay of execution pending such appeal or proceeding for review shall have been secured;

(k)                                  the reservations, limitations and conditions contained in or implied by statute in any original grants from the Crown of any land or interest therein, statutory exceptions to title to and reservations in respect of a valid discovery with respect to unpatented mining claims, and Liens in favour of the Crown with respect to water rights and patented and unpatented mining claims;

(l)                                   undetermined or inchoate Liens and charges arising or potentially arising under statutory provisions which have not at the time been filed or registered in accordance with Applicable Law or of which written notice has not been duly given in accordance with Applicable Law or which although filed or registered, relate to obligations not due or delinquent;

(m)                             the rights reserved to or vested in Governmental Authorities by statutory provisions or by the terms of leases, licenses, franchises, grants or permits, which affect any land, to terminate the leases, licenses, franchises, grants or permits or to require annual or other periodic payments as a condition of the continuance thereof;

(n)                               securities to public utilities or to any municipalities or governmental or other public authorities when required by the utility, municipality, governmental or other public authority in connection with the supply of services or utilities to any Restricted Party;

(o)                                 Liens or covenants restricting or prohibiting access to or from lands abutting on controlled access highways or covenants affecting the use to which lands may be put; provided, however, that such Liens or covenants do not materially and adversely affect the use of the lands by any Restricted Party;

(p)                                 Liens consisting of royalties payable in accordance with the terms of the agreements listed on SCHEDULE G;

(q)                                 statutory Liens incurred or pledges or deposits made in favour of a Governmental Authority to secure the performance of obligations of any Restricted Party under Applicable Law relating to the environment or Hazardous Materials to which any Property of such Restricted Party is subject, provided that no Default shall have occurred and be continuing;

(r)                                    three fixed and floating charges given by Gallery Gold Pty. Limited to Investec Bank Limited and registered with the Australian Securities & Investments Commission on 12 December 2003 (two) and 5 March 2004, securing hedging obligations existing as of the date of this Agreement, but which the Borrower shall arrange to have discharged promptly upon those hedging obligations being terminated on or before 30 June 2009;

(s)                                  a pledge by IMQ for the benefit of Golden Star Resources Ltd. or its successors of the Equity Securities of Rosebel sold by Golden Star to IMQ in May 2002 (being 50% of the then-outstanding Equity Interests of Rosebel) to secure certain royalty payments to Golden Star (which pledge ranks pari passu with the Security to the extent they cover the same Equity Interests); and

(t)                                    any extension, renewal or replacement of any of the foregoing; provided, however, that the Liens permitted hereunder shall not be extended to cover any additional Debt or additional Property (other than a substitution of like Property).

(78)                          “Person” or “person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

(79)                          “Pledged Shares” means the Equity Interests of the Obligors and other issuers that are pledged as part of the Security from time to time.

(80)                          “Property” means, with respect to any Person, any or all of its undertaking, property and assets, whether tangible or intangible, and includes rights under Contracts and Permits.

(81)                          “Register” is defined in Section 10.3.

(82)                          “Related Parties” means, with respect to any Person, such Person’s Affiliates and the directors, officers, employees, agents and advisors of such Person and of such Person’s Affiliates.

(83)                          “Representatives” means, with respect to any Party, its Affiliates and, if applicable, its and their respective directors, officers, employees, agents and other representatives and advisors.

(84)                          “Required Lenders” means Lenders holding, in the aggregate, a minimum of 662/3% of the outstanding amount of the Commitments provided that, if there are three or more Lenders (counting Lenders that are Affiliates as a single Lender), the Required Lenders include at least three Lenders.

(85)                          “Restricted Parties” means the Borrower and all of its Subsidiaries, including the Obligors, other than any Excluded Subsidiary.

(86)                          “Security” means the security held from time to time by or on behalf of the Lenders, securing or intended to secure repayment of the Obligations and the Other Secured Obligations, including the security described in Section 3.1.

(87)                          “Senior Debt” means the Obligations and all other Debt of the Borrower on a consolidated basis that is outstanding at any time, excluding any part of such Debt not ranking, or capable of ranking, senior to or pari passu with the Obligations and excluding any Debt secured by the Liens referred to in Section 1.1(77)(d), plus, for any Person that is not a Subsidiary of the Borrower but in which the Borrower directly or indirectly owns any Equity Interest, a percentage of the consolidated Debt of that Person equal to the Borrower’s percentage ownership of that Person.

(88)                          “Senior Debt Ratio” means, at any time, the ratio calculated by dividing (a) Senior Debt at that time less the Restricted Parties’ cash and cash equivalents at that time that are unencumbered except by the Security and less the market value at that time of the

Restricted Parties’ gold bullion that is unencumbered except by the Security, by (b) EBITDA for the Borrower’s four most recently completed fiscal quarters.

(89)                          “Subsidiary” of a Person means any Person Controlled by the first Person or by any Subsidiary of the first Person.

(90)                          “Tangible Net Worth” means, at the date of determination, the aggregate value of the Borrower’s stated share capital, other paid-in capital and contributed surplus and retained earnings less the aggregate value of all intangible assets (including goodwill), all as determined on a consolidated basis in accordance with GAAP consistently applied.

(91)                          “Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings, assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto, and “Tax” has a corresponding meaning.

(92)                          “Trustee” means National Bank Trust Inc., formerly General Trust of Canada, in its capacity as trustee under the Security referred to in Section 3.1(1)(d).

(93)                          “US Dollars”, “US$” and “USD” mean the lawful currency of the United States of America.

(94)                          “Welfare Plan” means any medical, health, hospitalization, insurance or other employee benefit or welfare plan, agreement or arrangement applicable to employees of any Restricted Party.

1.2                             Construction. The Loan Documents have been negotiated by each Party with the benefit of legal representation, and any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not apply to the construction or interpretation of the Loan Documents.

1.3                             Certain Rules of Interpretation. In this Agreement:

(a)                                  the division into articles and sections and the insertion of headings and a table of contents in any Loan Document are for convenience of reference only and shall not affect the construction or interpretation of the Loan Document;

(b)                                 unless specified otherwise or the context otherwise requires, in any Loan Document:

(i)                                     “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”; and

(ii)                                  all references to specific times are references to Toronto, Ontario time.

1.4                             Terms Generally. The definitions of terms in any Loan Document shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document in any Loan Document (including any reference to this Agreement) shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented, restated or otherwise modified (subject to any restrictions on such amendments, supplements, restatements or modifications in any Loan Document), (b) any reference in any Loan Document to any Person shall be construed to include such Person’s successors and permitted assigns, (c) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement (or the other Loan Document in which the words appear) in its entirety and not to any particular provision hereof or thereof, (d) all references in a Loan Document to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, the Loan Document in which the references appear, (e) any reference to any law or regulation in any Loan Document shall, unless otherwise specified, refer to such law or regulation as amended, modified or supplemented from time to time and (f) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all Property, including cash, securities, accounts and contract rights.

1.5                             Knowledge. In any Loan Document, any reference to the knowledge of any Party means to the best of the knowledge, information and belief of the Party after reviewing all relevant records and making due inquiries regarding the relevant matter.

1.6                             Performance on Banking Days. If any action is required to be taken pursuant to any Loan Document on or by a specified date that is not a Banking Day, the action is valid if taken on or by the next Banking Day, except that in the case of a payment, if the next Banking Day is in a different calendar month then the payment shall be made on the preceding Banking Day.

1.7                             Accounting Terms. In any Loan Document, unless specified otherwise, each accounting term has the meaning assigned to it under GAAP.

1.8                             Permitted Liens. The designation of a Lien to be a Permitted Lien is not, and shall not be deemed to be, an acknowledgment by the Agent or any Lender that the Lien shall have priority over the Security.

ARTICLE 2 -

THE CREDIT

2.1                             Amount and Availment Options

(1)                                Subject to the terms and conditions of this Agreement, the Lenders shall provide, severally (not jointly and not jointly and severally), a credit (the “Credit”) for the use of the Borrower in the aggregate amount of up to US $140,000,000. Each Lender’s obligation shall be limited to its respective Applicable Percentage of the Credit.

(2)                                The principal amount of the Credit may be increased by up to US $10,000,000 on one occasion if (a) one or more existing Lenders agree with the Borrower in their sole discretion to increase their Commitments and confirm their agreement in a form satisfactory to the Agent or (b) another fmancial institution identified by the Borrower (with the assistance of the Agent, if requested, which shall be provided without any additional fee to the Borrower) and acceptable to the Required Lenders, acting reasonably, provides a Commitment in a form satisfactory to the Agent.

(3)                                At the option of the Borrower, all or a portion of the Credit may be used by:

(a)                                  requesting the Lenders to make Base Rate Advances;

(b)                                 requesting the Lenders to make LIBOR Advances; or

(c)                                  requesting that L/Cs be issued by the Issuing Bank on behalf of all the Lenders except that the aggregate face amount of L/Cs outstanding under the Credit at any time shall not exceed US $100,000,000 or the Equivalent Amount in Canadian Dollars and/or Euros.

(4)                                The letters of credit listed on SCHEDULE K that have been issued by BNS as issuing bank for the account of IMQ under the credit agreement dated as of 7 February 2003 as amended shall, upon the first Advance being made under this Agreement, be deemed to be L/Cs under this Agreement. The Borrower hereby agrees to be jointly and severally liable for the obligations of IMQ under or in connection with those L/Cs as if they had been issued for its account under this Agreement.

2.2                             Reborrowing.

The Credit is a revolving credit and the principal amount of any Advance under the Credit that is repaid may be re-borrowed, if the Borrower is otherwise entitled to an Advance under the Credit.

2.3                             Use of the Credit.

The Borrower may use the Credit to finance the general corporate requirements of the Obligors, including acquisitions permitted under this Agreement, repayment of the obligations of IMQ under the credit agreement dated as of 7 February 2003, as amended, and issuance of L/Cs.

2.4                             Term and Repayment.

(1)                                The Credit shall be repaid in full and cancelled on or before 15 April 2013. If no Default has occurred and is continuing, the Borrower may request that the maturity date be extended by up to three periods of one year each in accordance with the procedures specified in this Section 2.4. Such requests may only be made in 2008, 2009 and/or 2010 so that, in any event, the Credit shall be repaid in full and cancelled on or before 15 April 2016.

(2)                                The Borrower shall immediately lodge with the Agent Cash Collateral in an amount equal to the lesser of the maximum principal amount of the Credit and the net proceeds of dispositions of the Property referred to in items (a) and (b) of SCHEDULE L (which Cash Collateral shall form part of the Security), unless the Required Lenders reasonably require otherwise. Any such Cash Collateral shall only be released in the discretion of all Lenders, acting reasonably.

(3)                                The Borrower shall, if it wishes to extend the maturity date of the Credit, make a request to each Lender by written notice given to the Agent during December in 2008, 2009 and/or 2010. Each Lender shall provide a written response to that request to the Agent on or before the following 31 January. Any Lender that does not respond by that date shall be deemed to have declined to grant any extension (and shall have no liability for failing to respond). Promptly thereafter, the Agent shall notify the Borrower of the response of the Lenders, which notice shall include the names of all Lenders who declined or are deemed to have declined to grant such extension (the “Declining Lenders”).

(4)                                If all of the Lenders agree to extend the maturity date of the Credit, the maturity date shall be extended by one year from the then applicable maturity date of the Credit.

(5)                                If the aggregate amount of the Commitments of all Lenders who agree to extend the maturity date of the Credit (the “Accepting Lenders”) is less than or equal to two-thirds of the aggregate Commitments of all Lenders then in effect, the maturity date shall not be extended.

(6)                                If the aggregate amount of the Commitments of the Accepting Lenders exceeds two-thirds of the aggregate Commitments of all Lenders then in effect, unless the Borrower elects not to extend the maturity date of the Credit by giving a further written notice to the Agent to that effect on or before 28 February in the year after its original request to the Agent under Section 2.4(3), the maturity date shall be extended by one year from the then applicable maturity date provided that the Borrower has, before the then applicable maturity date, replaced or cancelled the Commitments of all Declining Lenders in the following manner:

(a)                                the Borrower may negotiate an agreement with:

(i)                                     one or more of the Accepting Lenders, or

(ii)                                one or more other financial institutions (the “New Lenders”) which have been identified by the Borrower (with the assistance of the Agent, if requested, which shall be provided without any additional fee to the Borrower) and which are acceptable to the Accepting Lenders, acting reasonably, to assume the Commitments of the Declining Lenders on payment to the Declining Lenders of all amounts owed to the Declining Lenders under or in connection with the Credit, and in that event an assignment by the Declining Lenders to the Accepting Lenders or the New Lenders shall be deemed to have occurred in accordance with the terms of the form of Assignment and Assumption and the Borrower shall pay the Agent the assignment fee specified in Section 10.2(1)(f) unless waived by the Agent; and

(b)                               to the extent the Commitments of the Declining Lenders have not been fully assumed by the Accepting Lenders and the New Lenders pursuant to Section 2.4(6)(a), the Borrower shall cancel the Commitments of the Declining Lenders and pay to the Declining Lenders on the latest maturity date of the Credit to which the Declining Lenders have previously agreed, all amounts owed to the Declining Lenders under or in connection with the Credit, without penalty but subject to payment of any costs and expenses payable to the Declining Lenders pursuant to this Agreement.

2.5                             Interest Rates and Fees

(1)                                Interest rates on Base Rate Advances and LIBOR Advances and the rates for calculation of LC Fees shall be determined and adjusted based on the Senior Debt Ratio as follows:

Senior Debt Ratio	Base Rate Advances	LIBOR Advances	L/C Fee	Standby Fee
Greater than or equal to 3.00 to 1	0.85%	1.85%	1.85%	0.50%
Greater than or equal to 2.00 to 1 but less than 3.00 to 1	0.60%	1.60%	1.60%	0.45%
Greater than or equal to 1.25 to 1 but less than 2.00 to 1	0.35%	1.35%	1.35%	0.40%
Less than 1.25 to 1	0.10%	1.10%	1.10%	0.35%

All figures in the table represent per cent per annum. Each of the amounts specified above, other than the standby fees, shall be increased by 2% per annum if a Default has occurred and is continuing.

(2)                                Interest shall accrue and be payable on Base Rate Advances at the Base Rate plus the relevant figure shown under “Base Rate Advances” in the table. Interest shall accrue and be payable on LIBOR Advances at the LIBO Rate plus the relevant figure shown under “LIBOR Advances” in the table. The rate for calculation of L/C Fees shall be the relevant figure shown under “L/C Fee” in the table. In addition, the Borrower shall pay a fronting fee on the amount of each L/C (other than the Issuing Bank’s Applicable Percentage of the L/C), which shall be calculated in the same manner as the L/C Fee but at a rate of 0.125% per annum and shall be payable to the Issuing Bank for its own account.

(3)                                The Borrower shall pay a standby fee on the daily unadvanced portions of the Credit at a rate that shall be adjusted based on the Senior Debt Ratio and that shall be as specified under “Standby Fee” in the table. The standby fee shall be calculated daily beginning on 22 April 2008 and shall be payable quarterly in arrears on the last Banking Day of each of the Borrower’s fiscal quarters, with the first payment to be made on 30 June 2008. On final payment of the Obligations, the Borrower shall also pay any accrued but unpaid standby fees.

(4)                                Any increase or decrease in the interest rates and fees resulting from a change in the Senior Debt Ratio shall be effective as of the date on which a Compliance Certificate concerning the calculation of the ratio was due, except that if a Compliance Certificate is late, any resulting decrease shall be effective only as of the date that a satisfactory Compliance Certificate is actually received by the Agent. Interest rates and fees shall initially be established based on the Compliance Certificate delivered under Section 4.1(2)(b).

(5)                                The Agent shall distribute interest and fees for the Credit (other than the fronting fee for L/Cs) to the Lenders based on their respective Applicable Percentages.

2.6                             Other Fees. The Borrower shall, concurrently with the execution of this Agreement, pay non-refundable upfront and other fees in accordance with the Fee Agreement. The Borrower shall also pay agency and other fees to the Agent in accordance with the Fee Agreement.

2.7                             Exchange Rate Fluctuations. If fluctuations in rates of exchange in effect between US Dollars and other relevant currencies cause the amount of Advances (expressed in US Dollars) to exceed the maximum amount of the Credit permitted in this Agreement at any time by 5% or more, the Borrower shall immediately pay the Lenders such amount as is necessary to repay the excess above the permitted maximum amount of the Credit. If the Borrower is unable to immediately do so because LIBOR Periods have not ended or L/Cs are outstanding, the Borrower shall immediately post Cash Collateral with the Agent in the amount of the excess, and that Cash Collateral shall form part of the Security for the Obligations and be held until the amount of the excess is paid in full. lf, on the date of any Advance (whether by rollover, conversion or otherwise), the amount of Advances (expressed in US Dollars) exceeds the maximum amount of the Credit because of fluctuations in rates of exchange, the Borrower shall immediately pay the Lenders the excess and shall not be entitled to any Advance that would result in the amount of the Credit being exceeded.

ARTICLE 3 -

SECURITY

3.1                             Security.

(1)                                The Security includes the following documents and instruments, all in form and substance satisfactory to the Lenders and subject only to Permitted Liens:

(a)                                  pledges in favour of the Agent for the benefit of the Lenders of all Equity Interests of the Obligors other than the Borrower that are owned by the Obligors (including the Borrower) from time to time;

(b)                                 specific pledges and/or assignments in favour of the Agent for the benefit of the Lenders of bank accounts, investment accounts, bullion accounts, Intercorporate Obligations, insurance policies and Derivatives held by Obligors from time to time;

(c)                                  unconditional guarantees of the Obligations by each of the Obligors (excluding the Borrower) and of the Other Secured Obligations by each of the Obligors, in each case in favour of the Agent for the benefit of the Lenders, which shall be unlimited except for limits imposed under Applicable Law, including a limit of US $300,000,000 on the guarantee by IMQ;

(d)                                 a deed of hypothec and issue of bonds dated 22 December 1999 by IMQ in favour of the Trustee, as supplemented by various deeds of collateral hypothec, creating, among other things, a hypothec over IMQ’s shares of Rosebel Gold Mines N.V., under which a bond is issued and pledged to the Agent for the benefit of the Lenders, together with a security agreement dated as of 1 April 2003 by IMQ in favour of the Trustee, creating a security interest in IMQ’s shares of Rosebel Gold Mines N.V. as additional security for bonds issued under the deed of hypothec and issue of bonds.

(2)                                If at any time the Borrower owns, establishes or acquires a Subsidiary that is wholly-owned by the Borrower directly or indirectly, other than any Excluded Subsidiary or a wholly-owned Subsidiary shown on the organizational chart attached as part of SCHEDULE B that is not an Obligor as of the date of this Agreement, the Borrower shall immediately cause that Subsidiary to become an Obligor, adopt this Agreement by delivering an agreement in the form of SCHEDULE J so as to be bound by all of the terms applicable to Obligors as if it had executed this Agreement as an Obligor, and deliver a guarantee and other security documents similar to those delivered by other Obligors, which shall become part of the Security. The Borrower shall also deliver or cause the delivery of a pledge of all of the Equity Interests of the new Subsidiary as part of the Security and cause the delivery of such legal opinions and other supporting documents as the Agent may reasonably require.

(3)                                If at any time any Obligor owns or obtains an Equity Interest in a Person that is not a wholly-owned Subsidiary, other than any Excluded Subsidiary or a Person shown on the organizational chart attached as part of SCHEDULE B that is not an Obligor, the

Borrower shall cause the delivery of a pledge of that Equity Interest as part of the Security and cause the delivery of such legal opinions and other supporting documents as the Agent may reasonably require.

(4)                                Each Obligor shall, immediately on receipt, deliver to the Agent for the benefit of the Lenders, certificates representing all Equity Interests of other Obligors and of other Persons in which it owns Equity Interests that it acquires after the date that Equity Interests of the Obligors or other Persons are first delivered as part of the Security, together with executed stock powers of attorney relating to those certificates (or if certificates in respect of such Equity Interests are not available, take such other steps to perfect the Security relating to such Equity Interests as the Agent requires).

(5)                                If at any time an Obligor establishes or enters into a cash account, investment account, bullion account, Intercorporate Obligation, insurance policy or Derivative that is not expressly identified in the Security, the Borrower shall cause the delivery of a pledge or assignment of that interest as part of the Security and cause the delivery of such legal opinions and other supporting documents as the Agent may reasonably require.

(6)                                In order to perfect the Security, the Borrower shall, in consultation with the Agent, and as directed by the Agent in the case of any uncertainty:

(a)                                  concurrently with the execution of any document forming part of the Security, arrange to register, file or record the document and/or, if applicable, financing statements or other prescribed statements in respect thereof, and take other actions, as may from time to time be necessary or desirable in perfecting, preserving or protecting the Security, wherever such registration, filing, recording or other action may be necessary or desirable;

(b)                                 whenever necessary or desirable, including in the circumstances contemplated in Sections 7.5(5)(b) and 7.5(5)(c), arrange to renew or amend such registrations, filings and recordings and make additional registrations, filings and recordings and take other actions as are necessary or desirable to maintain the Security as valid and effective security with the priority required by this Agreement;

(c)                                  promptly after taking any action contemplated in this Section 3.1(6), cause documents, including opinions of counsel satisfactory to the Agent, to be delivered to the Agent evidencing such action and confirming that the provisions of this Section have been complied with.

(7)                                Notwithstanding Section 3.1(1), the guarantee and other Security to be given by Gallery Gold Pty Limited need not be delivered until the earlier of 31 July 2009 and the date on which the hedging obligations secured by the Liens described in Section 1.1(77)(r) have been satisfied. Notwithstanding Section 3.1(1), the guarantee and other Security to be given by CBJ France S.A.S. and the pledge of its outstanding Equity Interests, may if necessary be delivered after the date of the first Advance under this Agreement, but the Borrower shall cause it to be delivered as soon as reasonably possible and in any event on or before 15 October 2008. The pledge by the Borrower of its shares of Gallery Gold Pty Limited shall only secure the Obligations to the extent of AUD 1,000,000 until 1 July 2008 (the date on which Australian stamp duty relating to the pledge will be eliminated), at which time the Agent is hereby authorized and directed to give notice to amend the pledge in accordance with its terms so that it secures all Obligations.

3.2          Obligations Secured by the Security.

(1)                                  Unless otherwise agreed by the Lenders among themselves, the documents constituting the Security shall secure the following obligations pari passu with each other:

(a)                                  the Obligations to the Lenders under or in connection with the Credit;

(b)                                 the present and future debts, liabilities and obligations of an Obligor to any Lender or Affiliate of a Lender (collectively, the “Other Secured Obligations”) under or in connection with (i) cash management arrangements, (ii) other transactions not made under this Agreement if it is agreed in writing after the date of this Agreement by the Obligors and the Agent acting on the instructions of the Required Lenders that such debts, liabilities and obligations shall be secured, and (iii) Derivatives that are permitted under this Agreement.

(2)                                  As of the date of this Agreement, the Other Secured Obligations are those listed in SCHEDULE E. The Agent may from time to time prepare and provide the Lenders and the Borrower with a revision of SCHEDULE E to reflect changes in the Other Secured Obligations, but the Agent’s failure to do so shall not affect the security for the Other Secured Obligations if it has been agreed in accordance with this Section 3.2 that they shall be secured by the Security. Other Secured Obligations listed on SCHEDULE E from time to time shall be conclusively deemed to be secured by the Security (in the absence of manifest error). They shall not cease to be secured without the prior written consent of the applicable Lender or Affiliate to whom the Other Secured Obligations are owed, except if the applicable Lender ceases to be a Lender by reason of assigning all of its rights and obligations under this Agreement or having the Obligations owing to it paid in full as a Declining Lender. If the Obligations have been indefeasibly paid in full and the Commitments have been cancelled, the Lenders and Affiliates shall release their interest in the Security on receiving Cash Collateral to secure the Other Secured Obligations, in an amount satisfactory to the Lenders and Affiliates to whom Other Secured Obligations are owed, acting reasonably.

(3)                                  Notwithstanding the rights of Lenders and Affiliates to benefit from the Security in respect of the Other Secured Obligations, all decisions concerning the Security and the enforcement thereof shall be made by the Lenders or the Required Lenders in accordance with this Agreement and no Lender or Affiliate holding Other Secured Obligations from time to time shall have any additional right to influence the Security or the enforcement of that security as a result of holding Other Secured Obligations as long as this Agreement remains in force. Notwithstanding the termination of this Agreement by reason of payment of the Credit, or for any other reason, the Other Secured Obligations shall continue to be secured by the Security, except as to former Lenders or their Affiliates as provided in Section 3.2(2). After the termination of this Agreement, decisions concerning the Security shall be made by the holders of Other Secured Obligations as they may determine among themselves.

ARTICLE 4 -
DISBURSEMENT CONDITIONS

4.1                               Conditions Precedent to Initial Advance. The conditions precedent specified in this Section 4.1 must be satisfied at or before the time of the first Advance under this Agreement, unless waived in accordance with Section 9.7(2). Where delivery of documents is referred to, the documents shall be delivered to the Agent, for and on behalf of the Lenders, and shall be, where applicable, duly executed by all parties thereto and otherwise in full force and effect and in form and substance satisfactory to the Lenders.

(1)           Other Debt and Liens. The Agent shall have received:

(a)                                  evidence that all Debt of the Restricted Parties not constituting Permitted Debt (including obligations of IMQ under or in connection with its credit agreement dated as of 7 February 2003 as amended) has been or will be paid and performed in full concurrently with the first Advance and that all security held in connection with that Debt has been or will be promptly released; and

(b)                                 releases, discharges and postponements (in registrable form where appropriate) covering all Liens affecting any Property of each Restricted Party which are not Permitted Liens and all statements and acknowledgements that are required in respect of other Liens affecting the Property of the Restricted Party to confirm that those Liens are Permitted Liens.

(2)           Financial Information. The Agent shall have received:

(a)                                  a certificate of the Borrower containing its audited consolidated financial statements for its fiscal period ended 31 December 2007; and

(b)                                 a Compliance Certificate from the Borrower for the fiscal period ended 31 December 2007.

(3)           Security and Other Documents. The Agent shall have received:

(a)                                  duly executed copies of this Agreement and (subject to Section 3.1(7)) the Security, duly registered as required;

(b)                                 certificates representing the Pledged Shares (unless the Pledged Shares are uncertificated), and executed stock powers of attorney or relating to those certificates;

(c)                                  evidence that each pledge of the Pledged Shares to the Agent has been noted on the shareholder register of the issuer of the Pledged Shares as required by Applicable Law or as otherwise required by the Agent;

(d)                                 certificates of insurance or other evidence that the covenants and conditions of the Loan Documents concerning insurance coverage are being complied with;

(e)                                  duly executed copies of the Fee Agreement and all fees payable to the Agent, the Lenders or any of them on or before the first Advance under this Agreement, and the reimbursement of all expenses incurred including legal fees;

(f)                                    certified copies of any documents that disclose material terms of and arrangements relating to Intercorporate Obligations existing at the date of this Agreement, including but not limited to loan agreements, promissory notes and similar instruments evidencing Intercorporate Obligations pledged to the Agent on behalf of the Lenders as part of the Security;

(g)                                 the priority agreement dated 4 April 2003 between the Agent, the Trustee, IMQ and Golden Star Resources Ltd. regarding the priority of pledges of Equity Interests of Rosebel Gold Mines N.V., which has been amended and supplemented by agreements dated 31 August 2005 in connection with Euro Ressources (Canada)  Inc. succeeding to the interests of Golden Star, and the Lenders must be satisfied that they can rely on those agreements in connection with the Credit;

(h)                                 a control agreement or other acknowledgment of the Security satisfactory to the Agent, acting reasonably, from each of BNS and Société Générale regarding the bullion accounts that each maintains for one or more Obligors.

(4)           Corporate and Other Information. The Agent shall have received:

(a)                                  a certificate of each Obligor and other issuer of Pledged Shares, certifying as to its Constating Documents (copies of which are attached to that certificate), a list of its officers and directors with specimens of the signatures of those who are executing Loan Documents on its behalf, and the corporate proceedings taken to authorize it to execute, deliver and perform its obligations under the Loan Documents and such other corporate information as the Agent may reasonably require;

(b)                                 a certificate of status, compliance, good standing or similar certificate for the jurisdiction of incorporation of each Obligor and other issuer of Pledged Shares and for each jurisdiction where any Obligor carries on business or where registrations or filings in relation to the Security made by that Obligor have been effected;

(c)                                  evidence that the delivery of Loan Documents will not contravene Applicable Law governing financial assistance or other similar subjects that affect the Loan Documents, which may be in the form of an officer’s certificate in the case of IMQ; and

(d)                                 consents that are required from the directors, shareholders, partners or members of the Obligors and other issuers of Pledged Shares, either in connection with the pledges of Pledged Shares or in connection with any disposition of the Pledged Shares pursuant to the Security.

(5)           Opinions. The Agent shall have received:

(a)                                  the opinion of McCarthy T6trault LLP, Canadian counsel to the Obligors, addressed to the Agent and the Lenders;

(b)                                 the opinions of local counsel concerning the Security, addressed to the Agent and the Lenders.

(6)           Other Matters. The following conditions must be satisfied:

(a)                                  nothing shall have occurred (nor shall any Lender become aware of any facts not previously known), which the Required Lenders determine is reasonably likely to have a Material Adverse Effect on the position of the Borrower set forth in the Borrower’s financial statements for the fiscal year ended 31 December 2006;

(b)                                 the initial Advance hereunder shall be made no later than 30 May 2008; and

(c)                                  the Agent shall have received such other documents as the Lenders may reasonably require.

4.2                               Conditions Precedent to all Advances. In addition to the other conditions precedent specified in this Agreement, the obligation of the Lenders to make any Advance is subject to the conditions precedent that:

(a)                                  no Default has occurred and is continuing on the Drawdown Date, or would result from making the Advance;

(b)                                 the Agent has received timely notice as required under Section 5.4;

(c)                                  neither the Agent nor any Lender shall have received notice under subsection 224(1.1) of the Income Tax Act (Canada) or any successor provision thereto or any comparable provision of any other taxing statute in respect of any Obligor; and

(d)                                 all other terms and conditions of this Agreement on which an Advance may be obtained are fulfilled.

ARTICLE 5 -
ADVANCES

5.1                               Lenders’ Obligations Relating to L/Cs .

(a)                                  Notwithstanding that L/Cs are issued by the Issuing Bank, it is the intention of the Parties that the ultimate credit risk and exposure of any Lender be in accordance with its overall Applicable Percentage of the Credit. Each Lender shall immediately indemnify the Issuing Bank for that Lender’s Applicable Percentage of any payment made by the Issuing Bank in respect of an L/C for which the Issuing Bank is not immediately reimbursed by the Borrower, and shall do all such things, including delivery of indemnity agreements and assignments to other Lenders of Advances made by the Issuing Bank, as shall be required to ensure that result. Any such action on the part of the Lenders shall be binding on the Borrower. If the rating by Standard & Poors or Moody’s of the non-credit-enhanced senior debt of any Lender (other than a Lender at the date of this Agreement) is at any time less than “A” or “A2” respectively, that Lender shall, if requested by an Issuing Bank, provide Cash Collateral (in a form satisfactory to the Issuing Bank acting reasonably) to secure that Lender’s obligations with respect to L/Cs under this Section 5.1.

(b)                                 Each Lender acknowledges and agrees that its obligations under this Section 5.1 in respect of L/Cs are absolute, unconditional and irrevocable and shall not be affected by any circumstance whatsoever, including any amendment, renewal or extension of any L/C, the occurrence and continuance of a Default or the reduction or termination of its Commitment, and that any payment it is required to make pursuant to its obligations shall be made without any offset, abatement, withholding or reduction whatsoever.

(c)                                  If any Lender fails to take the actions required under this Section 5.1, the Agent may, without prejudice to the other rights of the Lenders, make such adjustments to the payments to the defaulting Lender under this Agreement as are necessary to compensate the other Lenders for the defaulting Lender’s failure.

5.2                               Evidence of Indebtedness. The Obligations resulting from Base Rate Advances and LIBOR Advances made by the Lenders shall be evidenced by records maintained by the Agent, and by each Lender concerning those Advances it has made. The Agent shall also maintain records of the Obligations resulting from Advances by way of L/Cs. The Issuing Bank shall also maintain records relating to L/Cs that it has issued. The records maintained by the Agent, and by the Issuing Bank relating to L/Cs, shall constitute, in the absence of manifest error, prima facie evidence of the Obligations and all details relating thereto. The failure of the Agent or any Lender to correctly record any such amount or date shall not, however, adversely affect the obligation of the Borrower to pay the Obligations in accordance with this Agreement.

5.3                               Conversions. Subject to the other terms of this Agreement, the Borrower may from time to time convert all or any part of the outstanding amount of any Advance into another form of Advance permitted by this Agreement. Any such conversion shall not constitute a new advance by any Lender, but only an adjustment of the basis on which interest payable to the Lenders shall be calculated.

5.4                               Notice of Advances and Payments.

(1)                                  The Borrower shall give the Agent irrevocable written notice, in the form attached as SCHEDULE D, of any request for any Advance to it under the Credit. The Borrower shall also give the Agent irrevocable written notice in the same form of any payment by it (whether resulting from repayment, prepayment, rollover or conversion) of any Advance under the Credit.

(2)                                  Notice shall be given on the third Banking Day before the date of any Advance or payment, except that notice shall be given in respect of an Advance by way of L/C at such earlier time as Issuing Bank may reasonably require so that it has sufficient time to review the proposed form of L/C, and except that notice in respect of a Base Rate Advance or payment thereof may be given on the Banking Day before any such Advance or payment. Any permanent reduction of the Credit shall only be effective on five Banking Days’ notice as required by Section 5.5(2).

(3)                                  Notices shall be given not later than 10:00 a.m. on the date for notice. Payments (other than those being made solely from the proceeds of rollovers and conversions) must be made before 11:00 a.m. on the date for payment. If a notice or payment is not given or made by those times, it shall be deemed to have been given or made on the next Banking Day, unless all Lenders affected by the late notice or payment agree, in their sole discretion, to accept a notice or payment at a later time as being effective on the date it is given or made.

5.5                               Prepayments and Reductions.

(1)                                  Subject to giving notice required by Section 5.4, the Borrower may from time to time repay Advances outstanding under the Credit without penalty, except that LIBOR Advances may not be paid before the end of the applicable LIBOR Periods unless the Borrower indemnifies the relevant Lenders for any loss or expense that the Lenders incur as a result, including any breakage costs.

(2)                                  The Borrower may from time to time, by giving not less than five Banking Days’ express written notice to the Agent and paying all accrued and unpaid standby fees to the effective date of cancellation or reduction, irrevocably notify the Agent of the cancellation of the Credit or of the permanent reduction of the committed amount of the Credit by an amount which shall be a minimum of US $10,000,000 and a whole multiple of U.S. $1,000,000. The Borrower shall have no right to any increase in the committed amount of the Credit after that cancellation or reduction, as the case may be.

5.6                               Base Rate and LIBOR Advances.

(1)                                  On timely fulfilment of all applicable conditions in this Agreement, the Agent, in accordance with the procedures in Section 5.8 shall make the requested amount of a Base Rate Advance or LIBOR Advance available to the Borrower on the Drawdown Date requested by the Borrower by crediting the Designated Account with such amount. Each Base Rate Advance shall be in an aggregate minimum amount of US $500,000, and in a whole multiple of US $100,000. Each LIBOR Advance shall be in minimum amount of US $1,000,000 and a whole multiple of US $250,000. The Borrower shall pay interest to the Agent for the account of the Lenders at the Branch of Account on any such Advances outstanding to it from time to time hereunder at the applicable rate of interest specified in Section 2.5.

(2)                                  Interest on Base Rate Advances shall be payable monthly on each Interest Payment Date. Interest on LIBOR Advances shall be payable on the last day of the applicable LIBOR Period and, if the LIBOR Period is longer than three months, every three months after the date of the relevant LIBOR Advance. All interest shall accrue from day to day and shall be payable in arrears for the actual number of days elapsed from and including the date of Advance or the previous date on which interest was payable, as the case may be, to but excluding the date on which interest is payable, both before and after maturity, default and judgment, with interest on overdue interest at the same rate payable on demand. Overdue interest with respect to a LIBOR Advance shall, upon the expiry of the LIBOR Period applicable to such LIBOR Advance, bear interest, payable on demand, calculated at the rates applicable to Base Rate Advances.

(3)                                  Interest calculated with reference to the Base Rate shall be calculated monthly on the basis of a calendar year. Interest calculated with reference to the LIBO Rate shall be calculated on the basis of a year of 360 days for a term equal to the applicable LIBOR Period or, if a LIBOR Period is longer than three months, every three months. Each rate of interest which is calculated with reference to a period (the “deemed interest period”) that is less than the actual number of days in the calendar year of calculation is, for the purposes of the Interest Act (Canada), equivalent to a rate based on a calendar year calculated by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing by the number of days in the deemed interest period.

5.7                               LIBOR Periods. The Borrower may select, by irrevocable notice to the Agent, LIBOR Periods of one, two, three or six months to apply to any particular LIBOR Advance. LIBOR Periods of other lengths shall also be available at the discretion of the Lenders from time to time, but there shall not at any time be LIBOR Advances outstanding with more than 12 different maturity dates. No LIBOR Period may end on a date which is not a Banking Day, or after the date on which the principal amount of the Credit is required to be reduced (in whole or in part) if that would adversely affect the Borrower’s ability to cause the reduction of the Credit. The Borrower shall from time to time select and give notice to the Agent of the LIBOR Period for a LIBOR Advance which shall commence on the making of the LIBOR Advance or at the expiry of any outstanding LIBOR Period applicable to a LIBOR Advance that is being rolled over. If the Borrower fails to select and give the Agent notice of a LIBOR Period for a LIBOR Advance in accordance with Section 5.4, the Lenders shall be deemed to have made a Base Rate Advance to the Borrower to replace the maturing LIBO Rate Advance.

5.8                               Co-ordination of Base Rate and LIBOR Advances. Each Lender shall advance its Applicable Percentage of each Base Rate and LIBOR Advance in accordance with the following provisions:

(a)                                  the Agent shall advise each Lender of its receipt of a notice from the Borrower pursuant to Section 5.4 on the day that notice is received and shall, as soon as possible, advise each Lender of that Lender’s Applicable Percentage of any Advance requested by the notice;

(b)                                 each Lender shall deliver its Applicable Percentage of the Advance to the Agent not later than 1:00 p.m. on the Drawdown Date;

(c)                                  if the Agent determines that all the conditions precedent to an Advance specified in this Agreement have been met, it shall advance to the Borrower the amount delivered by each Lender by crediting the Designated Account before 2:00 p.m. on the Drawdown Date, but if the conditions precedent to the Advance are not met by 2:00 p.m. on the Drawdown Date, the Agent shall return the funds to the Lenders or invest them in an overnight investment as orally instructed by each Lender until such time as the Advance is made; and

(d)                                 if the Agent determines that a Lender’s Applicable Percentage of an Advance would not be a whole multiple of US $1,000, the amount to be advanced by that Lender may be increased or reduced by the Agent in its sole discretion to the extent necessary to be a whole multiple.

5.9                               Inability to Determine Rates Etc. If the Required Lenders determine that for any reason adequate and reasonable means do not exist for determining the LIBO Rate for any requested LIBOR Period with respect to a proposed LIBOR Advance, or that the LIBO Rate for any requested LIBOR Period with respect to a proposed LIBOR Advance does not adequately and fairly reflect the cost to such Lenders of funding such Advance, the Agent will promptly so notify the Borrower and each Lender. Thereafter, the obligation of the Lenders to make or maintain LIBOR Advances shall be suspended until the Agent (upon the instruction of the Required Lenders) revokes such notice. Upon receipt of such notice, the Borrower may revoke any pending request for a borrowing, conversion or continuation of LIBOR Advances or, failing that, will be deemed to have converted such request into a request for a borrowing of Base Rate Advances in the amount specified therein.

5.10        Issuance and Maturity of L/Cs.

(1)                                  A request for an Advance by way of L/C shall be made by the Borrower in accordance with Section 5.4 except that a copy of the request shall be sent directly to the Issuing Bank. The Agent shall promptly notify the Lenders of the receipt of a request, but L/Cs under the Credit shall only be issued by the Issuing Bank as fronting bank for all Lenders. A request shall include the details of the L/C to be issued. The Issuing Bank shall promptly notify the Borrower of any comment concerning the form of the L/C requested by the Borrower and shall, if the Borrower is otherwise entitled to an Advance, issue the L/C to the Borrower at the branch where its account is maintained on the Drawdown Date or as soon thereafter as the Issuing Bank is satisfied with the form of L/C to be issued.

(2)                                  Each L/C issued under this Agreement shall have a term which is not more than one year after its issuance date or renewal date. An L/C may be renewed by the Borrower subject to complying with the terms of this Agreement applicable to an Advance by way of L/C. Without limiting the other provisions of this Agreement, if any L/C is outstanding on the maturity date of the Credit, if the Borrower has not already done so, it shall immediately deposit Cash Collateral in an amount equal to the outstanding face amount of that L/C with the Agent for the benefit of the Lenders, and shall deliver all such Security and other supporting documents as the Agent may reasonably require in connection therewith.

5.11                        Payment of L/C Fees. Payment of L/C Fees and the fronting fee applicable to L/Cs shall be made to the Agent at the Branch of Account for the account of the Lenders (other than the fronting fee, which shall be solely for the Issuing Bank’s account), and shall be made quarterly in arrears on the last Banking Day of each fiscal quarter of the Borrower.

5.12                        Payment of L/Cs

(1)                                  The Borrower shall provide for the payment to the Issuing Bank at the branch where an L/C was issued of the full face amount of the L/C (or the amount actually paid in the case of a partial payment) on the earlier of (i) the date on which the Issuing Bank makes a payment to the beneficiary of the L/C, and (ii) the date on which any Obligations become due and payable pursuant to Section 8.2 (provided that any payment pursuant to this item (ii) shall be held as Cash Collateral unless and until a payment is made to the beneficiary of the L/C). Notwithstanding the preceding sentence, if the Borrower does not provide for payment as required and the amount is in Canadian Dollars or Euros, the Issuing Bank may convert the amount to US Dollars and the Borrower shall pay the amount to the Issuing Bank in US Dollars. The Issuing Bank shall be entitled to recover interest from the Borrower for all amounts owing by reason of payments under an L/C to the beneficiary thereof, at a rate of interest per annum equal to the rate applicable to Base Rate Advances from time to time, compounded monthly, on any amount payment of which has not been provided for by the Borrower in accordance with this Section 5.12. Interest shall be calculated from and including the date on which the Issuing Bank makes a payment to the beneficiary of an L/C, up to but excluding the date such payment, and all interest thereon, both before and after demand, default and judgment, is provided for by the Borrower.

(2)                                  The obligation of the Borrower to reimburse the Issuing Bank for a payment to a beneficiary of an L/C shall be absolute and unconditional (without prejudice to the Borrower’s right, after reimbursing the Issuing Bank, to claim damages from the Issuing Bank for matters arising from the Issuing Bank’s wilful misconduct or gross negligence), and shall not be reduced by any demand or other request for payment of an L/C (a “Demand”) paid or acted on in good faith and in conformity with Applicable Laws or customs applicable thereto being invalid, insufficient, fraudulent or forged, nor shall the Borrower’s obligation be subject to any defence or be affected by any right of set-off, counter-claim or recoupment which the Borrower may now or hereafter have against the beneficiary, the Issuing Bank or any other Person for any reason whatsoever, including the fact that the Issuing Bank paid a Demand or Demands (if applicable) aggregating up to the amount of the L/C notwithstanding any contrary instructions from the Borrower to the Issuing Bank or the occurrence of any event including the commencement of legal proceedings to prohibit payment by the Issuing Bank of a Demand. Any action, inaction or omission taken or suffered by the Issuing Bank under or in connection with an L/C or any Demand, if in good faith and in conformity with Applicable Laws, the applicable L/C or customs applicable thereto shall be binding on the Borrower and shall not place the Issuing Bank under any resulting liability to the Borrower. Without limiting the generality of the foregoing, the Issuing Bank may receive, accept, or pay as complying with the terms of the L/C, any Demand otherwise in order which may be signed by, or issued to, any administrator, executor, trustee in bankruptcy, receiver or other person or entity acting as the representative or in place of, the beneficiary.

(3)                                  If the Borrower provides cash in response to any Obligations becoming due and payable under Section 8.2, it shall be entitled to receive interest on the cash provided in accordance with Section 11.12 as long as the cash is held as Cash Collateral.

5.13                        Deemed Advance - L/Cs. Except for amounts which have been funded by the Borrower, any amount which the Issuing Bank pays to any third Person in respect of an L/C in satisfaction or partial satisfaction hereof shall also be deemed to be a Base Rate Advance. Notwithstanding the preceding sentence, if the Borrower does not provide for payment as required and the amount is in Canadian Dollars or Euros, the Issuing Bank may convert the amount to US Dollars to determine the amount of the Base Rate Advance. The Issuing Bank shall forthwith give notice of the making of such an Advance to the Borrower. Interest shall be payable on such Advances in accordance with the terms applicable to such Advances.

5.14                        Prohibited Use of L/Cs. The Borrower shall not directiy take, use or provide L/Cs as security for loans or advances from any other Person.

5.15                        Failure of Lender to Fund.

(1)                                  Unless the Agent has received notice from a Lender before the proposed date of any Advance that such Lender will not make available to the Agent such Lender’s share of such Advance, the Agent may assume that such Lender has made such share available on such date in accordance with the provisions of this Agreement concerning funding by Lenders and may, in reliance upon such assumption, make available to the Borrower a corresponding amount. In that event, if a Lender has not in fact made its share of the applicable Advance available to the Agent, then the applicable Lender shall pay to the Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to the Borrower to but excluding the date of payment to the Agent, at a rate determined by the Agent in accordance with prevailing banking industry practice on interbank compensation. If such Lender pays such amount to the Agent, then such amount shall constitute such Lender’s Advance. If the Lender does not do so forthwith, the Borrower shall pay to the Agent forthwith on demand such corresponding amount with interest thereon at the interest rate applicable to the Advance in question. Any payment by the Borrower shall be without prejudice to any claim the Borrower may have against a Lender that has failed to make such payment to the Agent.

(2)                                  Notwithstanding Section 5.15(1), if any Lender fails to make available to the Agent its Applicable Percentage of any Advance (that Lender being the “Defaulting Lender”), the Agent shall forthwith give notice of that failure by the Defaulting Lender to the Borrower and the other Lenders. The Agent shall then forthwith give notice to the other Lenders that any Lender may make available to the Agent all or any portion of the Defaulting Lender’s Applicable Percentage of that Advance (but in no way shall any other Lender or the Agent be obliged to do so) in the place of the Defaulting Lender. If more than one Lender gives notice that it is prepared to make funds available in the place of a Defaulting Lender in those circumstances and the aggregate of the funds which those Lenders (collectively the “Contributing Lenders” and individually the “Contributing Lender”) are prepared to make available exceeds the amount of the Advance which the Defaulting Lender failed to make, then each Contributing Lender shall be deemed to have given notice that it is prepared to make available its Applicable Percentage of that Advance based on the Contributing Lenders’ relative commitments to advance in those circumstances. If any Contributing Lender makes funds available in the place of a Defaulting Lender in those circumstances, then the Defaulting Lender shall pay to any Contributing Lender making the funds available in its place, forthwith on demand, any amount advanced on its behalf together with interest thereon at the rate applicable to that Advance from the date of advance to the date of payment, against payment by the Contributing Lender making the funds available of all interest received in respect of the Advance from the Borrower. The failure of any Lender to make available to the Agent its Applicable Percentage of any Advance as required herein shall not relieve any other Lender of its obligations to make available to the Agent its Applicable Percentage of any Advance as required herein.

5.16                        Payments by the Borrower.

(1)                                  All payments made by or on behalf of the Borrower pursuant to this Agreement shall be made to and received by the Agent and shall be distributed by the Agent to the Lenders as soon as possible upon receipt by the Agent. Except as required to make payments in respect of the Other Secured Obligations or as otherwise provided in this Agreement (including Section 5.17), the Agent shall distribute:

(a)                                  payments of interest in accordance with each Lender’s Applicable Percentage of the Credit;

(b)                                 repayments of principal in accordance with each Lender’s Applicable Percentage of the Credit; or

(c)                                  all other payments received by the Agent including amounts received on the realization of Security, in accordance with each Lender’s Applicable Percentage of the Credit except that with respect to proceeds of realization, no Lender shall receive an amount in excess of the amounts owing to it in respect of the Obligations.

(2)                                  If the Agent does not distribute a Lender’s share of a payment made by the Borrower to that Lender for value on the day that payment is made or deemed to have been made to the Agent, the Agent shall pay to the Lender on demand an amount equal to the product of (i) the Interbank Reference Rate per annum multiplied by (ii) the Lender’s share of the amount received by the Agent from the Borrower and not so distributed, multiplied by (iii) a fraction, the numerator of which is the number of days that have elapsed from and including the date of receipt of the payment by the Agent to but excluding the date on which the payment is made by the Agent to such Lender and the denominator of which is 365. The Agent shall be entitled to withhold any Tax applicable to any payment as required by Applicable Law.

5.17                        Payments by Agent.

(1)                                  For greater certainty, the following provisions shall apply to any and all payments made by the Agent to the Lenders hereunder:

(a)                                  the Agent shall be under no obligation to make any payment (whether in respect of principal, interest, fees or otherwise) to any Lender until an amount in respect of that payment has been received by the Agent from the Borrower;

(b)                                 if the Agent receives less than the full amount of any payment of principal, interest, fees or other amount owing by the Borrower under this Agreement, the Agent shall have no obligation to remit to each Lender any amount other than such Lender’s Applicable Percentage of that amount which is the amount actually received by the Agent;

(c)                                  if any Lender advances more or less than its Applicable Percentage of the Credit, that Lender’s entitlement to that payment shall be increased or reduced,

as the case may be, in proportion to the amount actually advanced by such Lender;

(d)                                 if a Lender’s Applicable Percentage of an Advance has been advanced, or a Lender’s Commitment has been outstanding, for less than the full period to which any payment (other than a payment of principal) by the Borrower relates, that Lender’s entitlement to that payment shall be reduced in proportion to the length of time such Lender’s Applicable Percentage of the Credit or such Lender’s Commitment, as the case may be, has actually been outstanding;

(e)                                  the Agent acting reasonably and in good faith shall, after consultation with the Lenders in the case of any dispute, determine in all cases the amount of all payments to which each Lender is entitled and that determination shall, in the absence of manifest error, be binding and conclusive; and

(f)                                    on request, the Agent shall deliver a statement detailing any of the payments to the Lenders referred to herein.

(2)                                  Unless the Agent has received notice from the Borrower before the date on which any payment is due to the Agent for the account of any Lender that the Borrower will not make such payment, the Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute the amount due to the Lenders. In that event, if the Borrower has not in fact made such payment, then each of the Lenders severally agrees to repay to the Agent forthwith on demand the amount so distributed to such Lender with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Agent, at a rate determined by the Agent in accordance with prevailing banking industry practice on interbank compensation.

5.18                        Prohibited Rates of Interest. It is the intention of the Parties to comply with Applicable Law relating to usury now or hereafter enacted. Notwithstanding any other provisions of this Agreement or any other Loan Document, in no event shall any Loan Document require the payment or permit the collection of interest or other amounts in an amount or at a rate in excess of the amount or rate that is permitted by Applicable Law or in an amount or at a rate that would result in the receipt by the Lenders or the Agent of interest at a criminal rate, as the terms “interest” and “criminal rate” are defined under the Criminal Code (Canada). Where more than one such Applicable Law is applicable to any Obligor, that Obligor shall not be obliged to make payment in an amount or at a rate higher than the lowest amount or rate permitted by Applicable Law. If from any circumstances whatever, fulfilment of any provision of any Loan Document shall involve transcending the limit of validity prescribed by Applicable Law for the collection or charging of interest, the obligation to be fulfilled shall be reduced to the limit of such validity, and if from any such circumstances the Agent or the Lenders shall ever receive anything of value as interest or deemed interest under any Loan Document in an amount that would exceed the highest lawful rate of interest permitted by Applicable Law, such amount that would be excessive interest shall be applied to the reduction of the principal amount of the Credit, and not to the payment of interest, or if such excessive interest exceeds the unpaid principal balance of the Credit, the amount exceeding the unpaid balance shall be refunded to the Borrower. In determining whether or not the interest paid or payable under any specified contingency exceeds the highest lawful rate, the Obligors, the Agent and the Lenders shall, to the maximum extent permitted by Applicable Law, (i) characterize any non-principal payment as an expense, fee or premium rather than as interest, (ii) exclude voluntary prepayments and the effects thereof, (iii) amortize, prorate, allocate and spread the total amount of interest throughout the term of such indebtedness so that interest thereon does not exceed the maximum amount permitted by Applicable Laws, and/or (iv) allocate interest between portions of such indebtedness to the end that no such portion shall bear interest at a rate greater than that permitted by Applicable Laws. For the purposes of the application of the Criminal Code (Canada), the effective annual rate of interest shall be determined in accordance with generally accepted actuarial practices and principles and in the event of any dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Agent shall be conclusive for the purpose of such determination.

ARTICLE 6 -
REPRESENTATIONS AND WARRANTIES

6.1          Representations and Warranties. Each Obligor represents and warrants to the Lenders as specified in this Section 6.1.

(1)                                  Organization. It is a duly incorporated or amalgamated and organized and validly subsisting under the laws of its jurisdiction of formation and has the corporate power and authority to enter into and perform its obligations under any Loan Documents to which it is or will be a party, to own or dispose or lease its Property and to carry on the business in which it is engaged.

(2)                                  Authorization. All necessary corporate action has been taken by it or on its part to authorize its execution and delivery of the Loan Documents to which it is or will be a party and the fulfilment of its obligations thereunder.

(3)                                  Absence of Conflict. The execution, delivery and performance by it of the Loan Documents to which it is or will be a party will not result in:

(a)                                  the breach or violation of any of the provisions of, or constitute a default under, or conflict with or cause the acceleration of any of its obligation under:

(i)                                     any material Contract to which it is a party or by which any of its Property is bound or affected;

(ii)                                  any material Permit by which it or any of its Property is bound or affected;

(iii)                             any provision of its Constating Documents or resolutions of its board of directors (or any committee thereof) or shareholders;

(iv)                              any judgment, decree, order or award of any Governmental Authority having jurisdiction over it;

(v)                                 any approval issued to it, held by it, for its benefit or necessary to the ownership of its Equity Interests; or

(vi)                              any Applicable Law;

(b)                                 the creation or imposition of any Lien on any Property of any Restricted Party or the requirement to create any Lien on any Property of any Restricted Party, other than Permitted Liens; or

(c)                                  the forfeiture of any Property of any Restricted Party.

(4)                                  No Restrictions in Constating Documents. Neither its Constating Documents nor any joint venture or similar document or agreement to which it is a party restricts the power of its directors to borrow money, give financial assistance by way of loan, guarantee or otherwise, or to create any Lien on any or all of its present and future Property to secure the Obligations.

(5)                                  Loan Documents.

(a)                                  Enforceability. The Loan Documents to which it is or will be a party have been or will be duly executed and delivered by it and when so executed and delivered (assuming due execution and delivery by the other parties thereto), shall constitute legal, valid and binding obligations of it enforceable against it in accordance with their respective terms, except as such enforcement may be limited by bankruptcy, insolvency and other Applicable Laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(b)                                 No Default has occurred and is continuing.

(c)                                  From and after the date on which the relevant Security is delivered, the Lenders shall have legal, valid and enforceable security upon all of its present and future Property intended to be encumbered thereby, subject only to Permitted Liens.

(6)                                  Litigation. As of the date of execution of this Agreement, there are no suits, actions, disputes, investigations, claims, arbitration, legal or other proceedings, appeals or applications for review, at law, in equity or before any Governmental Authority, or industrial or labour disputes (collectively, “Claims”), in each case pending or outstanding, or, to its knowledge threatened, against any Restricted Party that, in each case, could have a Material Adverse Effect. To its knowledge there is not any factual or legal basis on which any such Claim might be commenced with any reasonable likelihood of success.

(7)                                  Financial Statements. All of the historical financial statements which have been furnished to the Lenders, or any of them, in connection with this Agreement are complete and present fairly the assets, liabilities (whether accrued, absolute, contingent or otherwise) and the financial position of the Borrower on a consolidated basis as of the dates referred to therein and the sales, earnings and results of operation of the Borrower on a consolidated basis for the periods covered thereby and have been prepared in accordance with GAAP except (a) in the case of quarterly financial statements, notes to the statements and normal year-end audit adjustments required by GAAP are not included and (b) in accordance with GAAP, adjustments to financial statements may be made within one year of completion of an acquisition to reflect purchase price allocation.

(8)                                  Business Plans, Etc. All projections, including forecasts, budgets, pro formas and business plans provided to the Lenders, or any of them, were prepared in good faith based on assumptions which were believed to be reasonable and are believed to be reasonable estimates of the prospects of the businesses referred to therein.

(9)                                  Disclosed Liabilities. The Restricted Parties have no liabilities (whether absolute, accrued, contingent or other) obligations of the type required to be included in the consolidated financial statements of the Borrower in accordance with GAAP that are not fully included on the Borrower’s audited consolidated financial statements provided to the Lenders for its most recently-completed fiscal year or the Borrower’s consolidated unaudited financial statements for its most recently-completed fiscal quarter, other than liabilities and obligations incurred after such fiscal year end or fiscal quarter end in the Ordinary Course, none of which materially and adversely affects the financial position of the Borrower on a consolidated basis.

(10)                            Permitted Liens. No Restricted Party is in default under any of the Permitted Liens to an extent that would have a Material Adverse Effect.

(11)                            Full Disclosure. There is no fact that it has not disclosed to the Agent and the Lenders in writing that would have a Material Adverse Effect.

(12)                            Intercorporate Obligations Etc. As of the date of this Agreement, except as disclosed in SCHEDULE F, it does not own nor is it a party to any cash account, investment account, bullion account, insurance policy or Derivative. As of 31 December 2007, except as disclosed in SCHEDULE F, there are no Intercorporate Obligations. As of the date of this Agreement, except for loans from IMQ to Rosebel Gold Mines N.V. pursuant to a loan facility agreement and a promissory note both dated 1 December 2001, all Intercorporate Obligations are evidenced solely by the accounting records of the Restricted Parties maintained by the Borrower, are not evidenced by loan agreements, promissory notes or other documents, are payable on demand and do not bear interest.

(13)                            Property, Equity Interests, Etc.

(a)                                  SCHEDULE B is a complete and accurate description as of the date of this Agreement, of its corporate history of amalgamations and changes of name (if any), the ownership of all of its issued and outstanding Equity Interests, the Equity Interests in Obligors and other Persons that it owns, the nature of the business that it carries on, and the locations of its head office (and chief executive office, if different). SCHEDULE B also includes a complete and accurate organizational chart for the Borrower, its Subsidiaries and other Persons in which the Borrower directly or indirectly owns Equity Interests as of the date of this Agreement.

(b)                                 The Pledged Shares are validly issued as fully paid and non-assessable shares of the respective Obligors or other issuers.

(c)                                  The consents of the shareholders and/or the directors of the respective Obligors and other issuers of Pledged Shares that will be delivered at or before the time that the Pledged Shares become part of the Security are the only consents that are necessary or desirable in connection with the pledges of the Pledged Shares as part of the Security (including the enforcement of the pledges), and shall be kept in full force and effect as long as they remain necessary or desirable.

(d)                                 Each Restricted Party owns or is licensed or otherwise has the right to use all Intellectual Property that is necessary for the operation of its business without conflict with the rights of any other Person.

(e)                                  All Permits required to carry on the business of each Restricted Party as currently conducted are in full force and effect.

(14)                            Environmental Matters.

(a)                                  Having made due inquiry, except to the extent that Applicable Laws are complied with or no Material Adverse Effect would be caused individually or in the aggregate, (i) there are no active or abandoned underground storage tanks located on any land which any Restricted Party occupies or controls, (ii) there are no Hazardous Materials located on, above or below the surface of any land that any Restricted Party occupies or controls or contained in the soil or water constituting such land, (iii) no release, spill, leak, emission, discharge, leaching, dumping or disposal of Hazardous Materials has occurred on or from such land and (iv) no land that any Restricted Party occupies or controls has been used as a landfill or waste disposal site.

(b)                                 The business and Property of each Restricted Party have been and are being owned, occupied and operated in substantial compliance with Applicable Laws intended to protect the environment (including, without limitation, Applicable Laws respecting the disposal or emission of Hazardous Materials), there are no breaches thereof and no enforcement actions in respect thereof are threatened or pending which, in any such case, could have a Material Adverse Effect.

(15)                            Taxes and Withholdings.

(a)                                  Each Restricted Party has (i) duly filed on a timely basis all material income tax returns and all other material tax returns, elections and reports required to be filed by it and has paid, collected and remitted all material Taxes due and payable, collectible or remittable by it, except for such Taxes as are being contested in good faith and for which adequate reserves have been made on its books in accordance with GAAP, and (ii) made adequate provision for material Taxes payable by it for the current period and any previous period for which tax returns are not yet required to be filed, except for such Taxes as are being contested in good faith and for which adequate reserves have been made on its books in accordance with GAAP and, except as disclosed in writing to the Agent from time to time, there are no actions, proceedings or claims pending or, to its knowledge, threatened, against it in respect of Taxes that would have a Material Adverse Effect or that would be required to be reflected in the financial statements of the Restricted Party in accordance with GAAP.

(b)                                 Each Restricted Party has (i) withheld from each payment made to any of its past or present employees, officers or directors, and to any non-resident of the country in which it is resident, the amount of all material Taxes and other deductions required to be withheld therefrom and has paid the same to the proper tax or other receiving officers within the time required under any Applicable Laws, and (ii) collected and remitted to the appropriate tax authority when required by Applicable Law to do so all material amounts collectible and remittable in respect of goods and services tax and similar provincial or state Taxes, and has paid all such material amounts payable by it on account of sales Taxes including goods and services and value-added taxes.

(16)                            Pension Plans.

(a)                                  During the twelve-consecutive-month period before the date of the execution and delivery of this Agreement and before the date of any Advance hereunder, (i) no steps have been taken to terminate any Pension Plan (wholly or in part), which could result in a Restricted Party being required to make an additional contribution to the Pension Plan, (ii) no contribution failure has occurred with respect to any Pension Plan sufficient to give rise to a lien or charge under any Applicable Laws of any other jurisdiction governing pension benefits that, individually or in the aggregate could reasonably be expected to have a Material Adverse Effect, (iii) no condition exists and no event or transaction has occurred with respect to any Pension Plan which might result in the incurrence by any Restricted Party of any liability, fine or penalty, and (iv) except as disclosed in the financial statements required to be provided pursuant to this Agreement or as otherwise disclosed in writing from time to time to the Agent, no Restricted Party has any contingent liability with respect to any post-retirement benefit under a Welfare Plan that, individually or in the aggregate could reasonably be expected to have a Material Adverse Effect.

(b)                                 Each Pension Plan is in compliance in all material respects with all Applicable Laws governing pension benefits and Taxes, (i) all contributions (including employee contributions made by authorized payroll deductions or other withholdings) required to be made to the appropriate funding agency in accordance with all Applicable Laws and the terms of each Pension Plan have been made in accordance with all Applicable Laws and the terms of each Pension Plan, (ii) all liabilities under each Pension Plan are fully funded, on a going concern and solvency basis, in accordance with the terms of the respective Pension Plans, the requirements of Applicable Laws governing pension benefits and of applicable Governmental Authorities and the most recent actuarial report filed with respect to the Pension Plan, and (iii) no event has occurred and no conditions exist with respect to any Pension Plan that has resulted or could reasonably be expected to result in any Pension Plan having its registration revoked or refused for the purposes of any Applicable Laws governing pension benefits or Taxes or being placed under the administration of any relevant pension benefits regulatory authority or being required to pay any taxes or penalties under any Applicable Laws governing pension benefits or Taxes, except for any exceptions to clauses (i) through (iii) above that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

6.2                                 Survival of Representations and Warranties. Unless expressly stated to be made as of a specific date, the representations and warranties made in this Agreement shall survive the execution of this Agreement and all other Loan Documents, and shall be deemed to be repeated as of the date of each Advance (including any deemed Advance) and as of the date of delivery of each Compliance Certificate, subject to modifications made by the Borrower to the Lenders in writing and accepted by the Required Lenders, acting reasonably. The Lenders shall be deemed to have relied upon such representations and warranties at each time it makes an Advance under this Agreement as a condition of making an Advance under this Agreement or continuing to extend the Credit under this Agreement.

ARTICLE 7 -

COVENANTS

7.1          Financial Covenants.

(1)                                  During the term of this Agreement, the Borrower shall at all times maintain a Senior Debt Ratio of not greater than 3.50 to 1.

(2)                                  During the term of this Agreement, the Borrower shall at all times maintain a Tangible Net Worth of not less than the aggregate of US $738,000,000 plus 50% of its consolidated net income for its fiscal quarter ended 31 December 2007 and each subsequent fiscal year, excluding any period in which net income is a loss, plus 50% of the proceeds of equity issuances or contributions after 31 December 2007.

(3)                                  During the term of this Agreement, the Borrower shall at all times maintain a Current Ratio of not less than 1.10 to 1.

7.2                               Positive Covenants. During the term of this Agreement, each Obligor shall perform the covenants specified in this Section 7.2.

(1)                                  Payment and Operation of Business.

(a)                                  It shall duly pay the Obligations when due, either as Borrower or in accordance with its guarantee at the times and places and in the manner required by the terms of this Agreement.

(b)                                 It shall, and shall cause each other Restricted Party to, keep proper books of account and records, maintain its corporate status in all jurisdictions where it carries on business, operate its business in accordance with sound business practices and in compliance in all material respects with all Applicable Laws (including those regarding ownership of Persons carrying on the type of business that it carries on).

(c)                                  It shall, and shall cause each other Restricted Party to, maintain in good standing and shall obtain, as and when required, all Permits and Contracts which it requires to permit it to acquire, own, operate and maintain its business and Property and perform its obligations under any Loan Document to which it is or will be a party.

(d)                                 It shall, and shall cause each other Restricted Party to, maintain all of its Property necessary for the proper conduct of its business in good condition (ordinary wear and tear excepted) and make all necessary repairs, renewals, replacements and improvements thereof.

(e)                                  It shall, and shall cause each other Restricted Party to, pay or discharge at or before maturity or before becoming delinquent all lawful claims for labour, material and supplies that, if unpaid, might become a Lien upon any of its Property unless the claim is being contested in good faith by appropriate proceedings being diligently pursued and for which adequate reserves have been established under GAAP.

(f)                                    So long as any Contract in which it has an interest or to which it is a party is continuing and is of material commercial value to the consolidated operations of the Borrower, it shall cause to be faithfully observed, performed and discharged the covenants, conditions and obligations imposed on it, except to the extent and for so long as its obligation to do so is contested in good faith by appropriate proceedings being diligently pursued, shall do all other things necessary in order to protect its interests thereunder, and shall cause each other Restricted Party to do the same.

(2)           Inspection. It shall, and shall cause each other Restricted Party to, at all reasonable times and from time to time on reasonable notice, permit representatives of the Lenders to inspect any of its Property , if such inspection is commercially reasonable, and to examine and take extracts from its financial books, accounts and records, including but not limited to accounts and records stored in computer data banks and computer software systems, and to discuss its financial condition with its senior officers and (in the presence of such of its Representatives as it may designate) its auditors, the reasonable expense of all of which shall be paid by the Borrower provided that:

(a)                                  the Lenders’ exercise of their rights under this Section does not unreasonably interfere with the operations of the Restricted Parties;

(b)                                 the Lenders maintain the confidentiality of all information they receive in accordance with usual requirements of banker/customer confidentiality, and do not disclose or use it except for the purposes of this Agreement;

(c)           any Representative of a Lender who is not an employee of that Lender has executed and delivered an agreement in favour of the Obligors and the Lenders to use any information obtained as a result of any inspection or examination on behalf of a Lender only for the purposes of this Agreement, and has established to the reasonable satisfaction of the Borrower and the Lenders that there is no inherent conflict of interest between the business and clientele of the Restricted Parties and the business and clientele (other than the Lenders) of that representative.

(3)           Insurance.

(a)                                  It shall, and shall cause each other Restricted Party to, maintain insurance on all its Property with financially sound and reputable insurance companies or associations as approved by the Agent including all-risk property insurance, comprehensive general liability insurance and business interruption insurance, in amounts, with deductibles or retentions and against risks that are reasonably required by the Lenders, and shall furnish to the Agent, on written request, satisfactory evidence of the insurance carried.

(b)                                 It shall, and shall cause each other Restricted Party to, cause policies of insurance referred to above to contain customary endorsements for the benefit of lenders, all in a form acceptable to the Lenders acting reasonably, and a provision that such policies will not be amended in any manner which is prejudicial to the Lenders or be cancelled without 30 days’ prior written notice being given to the Agent by the issuers thereof. It shall also cause the Agent to be named as an additional insured with respect to public liability and, subject to Section 7.6, cause all of the proceeds of insurance under such policies to be made payable and to be paid to the Agent for and on behalf of the Lenders as their interests may appear to the extent of the Obligations.

(c)                                  Whenever reasonably requested in writing by the Agent, it shall cause certified copies of the policies of insurance carried pursuant to this Section to be delivered to the Agent.

(d)                                 It shall provide the Agent promptly with such other evidence of the insurance as the Lenders may from time to time reasonably require.

(4)           Taxes and Withholdings.

(a)                                  It shall, and shall cause each other Restricted Party to, pay all Taxes as they become due and payable unless they are being contested in good faith by appropriate proceedings and it has made adequate provision for payment of the contested amount.

(b)                                 It shall, and shall cause each other Restricted Party to, withhold from each payment made to any of its past or present employees, officers or directors, and to any non-resident of the country in which it is resident, the amount of all Taxes and other deductions required to be withheld therefrom and pay the same to the proper tax or other receiving officers within the time required under any Applicable Law.

(c)                                  It shall, and shall cause each other Restricted Party to, collect from all Persons the amount of all Taxes required to be collected from them and remit the same to the proper tax or other receiving officers within the time required under any Applicable Law.

(5)           Other Matters.

It shall, and shall cause each other Restricted Party to, observe and comply in all material respects at all times with the provisions of all Applicable Laws relating to Hazardous Materials and shall provide such evidence of compliance with such Applicable Laws as the Required Lenders may reasonably require from time to time including, if requested by the Required Lenders acting reasonably upon reasonable cause not known to the Lenders on the date of this Agreement, having conducted one or more environmental site assessment and/or compliance audits (each consisting of a non-intrusive phase I audit and recommendations with respect to the findings described therein and such other audits or investigations recommended in each such phase I audit, including, without limitation, an intrusive phase II audit) and reports thereon by an independent consultant engaged by the Obligors and acceptable to the Required Lenders, acting reasonably. It shall, and shall cause each other Restricted Party to, also remove, clean up or otherwise remedy the matters referred to in Section 7.3(2)(b).

7.3          Periodic Reports.

(1)           During the term of this Agreement, the Borrower shall deliver or cause the delivery of the reports listed below. All financial statements shall be prepared in accordance with GAAP and other reports shall be in a form satisfactory to the Lenders, acting reasonably. Any report shall be considered to have been given when the Borrower notifies the Agent that it has been posted by the Borrower on the www.sedar.com website or other website generally used in Canada for public filings by reporting issuers.

(a)                                  the Borrower shall, as soon as practicable and in any event within 45 days of the end of each of its fiscal quarters (excluding the fourth quarter), cause to be prepared and delivered to the Lenders, its interim unaudited consolidated financial statements as at the end of such quarter, in each case including, without limitation, balance sheet, statement of income and retained earnings, statement of changes in financial position and management’s discussion and analysis;

(b)                                 the Borrower shall, as soon as practicable and in any event within 120 days after the end of each of its fiscal years, cause its consolidated annual financial statements (and the annual financial statements of other Restricted Parties where prepared separately) to be prepared and delivered to the Lenders including, without limitation, balance sheet, statement of income and retained earnings, statement of changes in financial position for such fiscal year and management’s discussion and analysis, which shall, in the case of the Borrower, be audited by an internationally recognized accounting firm and shall otherwise be prepared by an internationally recognized accounting firm based on a review engagement;

(c)                                  the Borrower shall, concurrently with the delivery of its financial statements, provide the Lenders with a Compliance Certificate;

(d)                                 the Borrower shall, as soon as practicable and in any event not later than 120 days after the beginning of each of its fiscal years, cause to be prepared and delivered to the Lenders, the Borrower’s consolidated annual plan as presented to its board of directors, with such additional material as is necessary to provide forecasts of revenues, expenses, production, operating costs, capital expenditures, exploration expenditures, financial covenant calculations, hedge positions, proven reserves, probable reserves, and EBITDA on a consolidated basis, the current life of mine plan for each producing mine of the Borrower and its Subsidiaries, details for each material exploration property and such other information as may reasonably be requested by the Agent to provide the Lenders a proper understanding of the forecast operations of the Borrower and its Subsidiaries; and

(e)                                  the Borrower shall promptly provide each of the Lenders with all other information reasonably requested by the Lenders from time to time concerning the business, financial condition and Property of the Restricted Parties.

If there is any change in a subsequent period from the accounting policies, practices and calculation methods used by the Borrower in preparing its financial statements for its fiscal year ended 31 December 2006, or components thereof (including changes arising from anticipated adoption of certain international accounting standards in Canada), the Borrower shall provide the Lenders with all information that the Lenders reasonably require (without restating financial information for past periods) for them to ensure that reports provided to the Lenders after any change are comparable to previous reports. In addition, if the changed policies, practices and methods would materially affect the results of calculations made for the purposes of this Agreement, those calculations shall continue to be made based on the accounting policies, practices and calculation methods that were used in preparing the Borrower’s financial statements for its fiscal year ended 31 December 2006 unless and until the Borrower and the Required Lenders agree on amendments to the calculations and/or covenant compliance levels to reflect the changes.

(2)           Requirements for Notice.

(a)                                  The Borrower shall promptly notify the Lenders on becoming aware of the occurrence of any claim or other circumstance affecting any Restricted Party, the result of which if determined adversely would have a Material Adverse Effect, and shall from time to time provide the Lenders with all reasonable information requested by any of the Lenders concerning the status thereof.

(b)                                 The Borrower shall promptly notify the Agent on (i) learning of the existence of Hazardous Materials located on, above or below the surface of any land which any Restricted Party occupies or controls (except those being stored, used or otherwise handled or existing in substantial compliance with Applicable Laws), or contained in the soil or water constituting such land (in excess of levels prescribed under Applicable Laws, or which would constitute an actual or potential breach of or non-compliance with any Applicable Laws) and (ii) the occurrence of any reportable release, spill, leak, emission, discharge, leaching, dumping or disposal of Hazardous Materials that has occurred on or from such land which, as to either (i) or (ii), would have a Material Adverse Effect, and shall provide the Agent with details, including cost, of the work required to remove, clean up or otherwise remedy the matters referred to in the notice.

(c)                                  The Borrower shall provide notice to the Agent and copies of all relevant documentation promptly on becoming aware of (i) the institution of any steps by any Restricted Party or any applicable regulatory authority to terminate any Pension Plan (wholly or in part) which could result in any Restricted Party being required to make an additional contribution to the Pension Plan, (ii) the failure to make a required contribution to any Pension Plan if such failure is sufficient to give rise to a lien or charge under any Applicable Laws governing pension benefits of any other jurisdiction that, individually or in the aggregate could reasonably be expected to have a Material Adverse Effect, (iii) the taking of any action with respect to a Pension Plan which could reasonably be expected to result in the requirement that any Restricted Party furnish a bond or other security to such Pension Plan or any applicable regulatory authority that, individually or in the aggregate could reasonably be expected to have a Material Adverse Effect, or (iv) the occurrence of any event with respect to any Pension Plan which could reasonably be expected to result in the incurrence by any Restricted Party of any material liability, fine or penalty, or any increase in the contingent liability of any Restricted Party with respect to any post-retirement Welfare Plan benefit.

(d)           The Borrower shall promptly inform the Agent of any change to the information in SCHEDULE B and of a change of fiscal year end of any Restricted Party.

(e)                                  The Borrower shall give the Agent reasonable advance notice of any anticipated acquisition of the type referred to in Section 7.5(4)(c)          or any anticipated disposition of the type referred to in SCHEDULE L and such information relating to the acquisition or disposition as the Lenders may request from time to time.

7.4          Ownership of the Obligors. During the term of this Agreement, there shall not, without the prior written consent of the Required Lenders, be any change in the ownership or Control of the Restricted Parties other than the Borrower from that described on SCHEDULE B, except as otherwise expressly permitted in this Agreement and except that ownership or Control may be transferred in whole or in part to another Obligor if the Borrower gives the Agent reasonable advance notice of the transfer and promptly takes steps that the Agent reasonably requests to maintain the Security and the other Loan Documents so that the Lenders’ position is not adversely affected.

7.5          Negative Covenants. During the term of this Agreement, the Obligors shall not do, or permit any other Restricted Party to do, any of the things specified in this Section 7.5 without the prior written consent of the Required Lenders, which shall not be unreasonably withheld.

(1)           Liens. No Restricted Party shall:

(a)                                  create, incur or assume or suffer to exist or cause or permit any Lien upon or in respect of any of its Property, except for Permitted Liens; or

(b)                                 do or permit anything to adversely affect the ranking or validity of the Security except by incurring a Permitted Lien.

(2)           Financial Transactions. No Restricted Party shall:

(a)                                  create, incur, assume or permit the existence of any Debt, other than Permitted Debt;

(b)                                 prepay, redeem, defease, repurchase or make other payments in respect of any of its Debt, other than:

(i)            the Obligations;

(ii)           Derivatives;

(iii)          scheduled interest payments in respect of Debt referred to in Section 1.1(76)(h) as permitted in the applicable Intercreditor Agreement;

(iv)          Debt referred to in Sections 1.1(76)(g) and 1.1(77)(c); and

(v)           Intercorporate Obligations (as long as no Default has occurred and is continuing or would result from payment being made);

(c)                                  make loans to any other Person, guarantee, endorse or otherwise become liable for any debts, liabilities or obligations of any other Person, or give other financial assistance of any kind to any other Person, except for:

(i)            the guarantees given as part of the Security;

(ii)           loans and advances resulting in Intercorporate Obligations;

(iii)          in the case of Obligors, guarantees of debts, liabilities and obligations of other Obligors that are Permitted Debt;

(iv)          loans and advances to employees of the Obligors not exceeding an aggregate of $1,000,000 outstanding at any time for all Restricted Parties; and

(v)           guarantees issued to Governmental Authorities in the Ordinary Course in respect of the exploration and remediation obligations of other Restricted Parties.

(3)           Derivatives. No Restricted Party shall:

(a)                                  make commitments to deliver gold or other commodities that it produces that exceed in aggregate 75% of the Borrower’s consolidated proven and probable reserves of the respective commodities;

(b)                                 make commitments (whether real or contingent) to deliver gold or other commodities that it produces during any fiscal quarter that exceed 75% of the Borrower’s consolidated projected production of the respective commodities (net of all royalties payable in kind) in that quarter;

(c)                                  enter into Derivatives of any kind after the date of this Agreement except (i) if the Derivatives are entered into with Lenders or Affiliates of Lenders, or with other Persons on an unsecured basis, and (ii) if the Derivatives are entered into in the Ordinary Course (but not for speculative purposes) to hedge or mitigate bona fide interest rate, currency or fuel cost risks to which the Borrower is exposed in the conduct of its business or the management of its liabilities and if the aggregate amounts of the respective types of Derivatives outstanding at any time, net of offsetting contracts, do not exceed 100% of the Borrower’s then existing Debt for borrowed money, currency exchange requirements and fuel requirements, respectively; or

(d)                                 enter into Derivatives that permit margin calls.

(4)           Business and Property. No Restricted Party shall:

(a)                                  effect any material change in its business, being the exploration, the development, construction and operation of mining properties and any operation relating to mining, including mining activities pursuant to Contracts with third party mine operators, and the distribution, hedging (to the extent not prohibited by Section 7.5(3)), trading, exchange and sale of any products produced from or in connection with such mining properties;

(b)                                 acquire any material Property of any Person, except for:

(i)                                     Property acquired through capital expenditures that do not contravene any other provision of this Agreement;

(ii)                                  Property acquired through transactions permitted in Section 7.5(4)(c);

(iii)                               Property acquired through transactions contemplated in the definition of Permitted Liens; and

(iv)                              acquisitions of inventory in the Ordinary Course for the purpose of carrying on its business;

(c)                                  enter into any transaction, or any series of related transactions, by which it directly or indirectly, by means of a takeover bid, tender offer, purchase of Property, purchase of Equity Interests or other securities or otherwise (A) acquires any ongoing business or all or substantially all of the Property of any Person, (B) acquires Equity Interests or other securities of a Person, or (C) acquires an ownership interest in any partnership, joint venture, limited liability company, business trust or other Person, except if:

(i)                                     the business or Person referred to in (A), (B) or (C) above is in the mining industry;

(ii)                                  no Default has occurred and is continuing or would result from the acquisition; and

(iii)          the Borrower provides the Agent with evidence satisfactory to the Agent to demonstrate that the transaction or transactions will not cause a Default, including demonstrating on a pro forma basis that the Borrower is and will continue to be in compliance with Section 7.1 after completion of the acquisition, taking into account Debt arising from the acquisition;

(d)                                 have any Subsidiaries or hold or acquire Equity Interests or other securities of, or make investments in, any other Person except:

(i)            other Restricted Parties as specified on SCHEDULE B;

(ii)           Subsidiaries, Equity Interests and other securities acquired through transactions permitted in Section 7.5(4)(c);

(iii)          securities held for investment purposes under the terms of Pension Plans, provided that the securities are held in strict compliance with all Applicable Laws;

(iv)          the Equity Interests in any other Persons which it owns as at the date of this Agreement as specified in SCHEDULE B;

(v)           Equity Interests that it acquires as part of the consideration for a disposition permitted by Section 7.5(4)(e)(ii); and

(vi)          notwithstanding the foregoing, Equity Interests in Excluded Subsidiaries only as expressly permitted by this Agreement and with the investment by all Restricted Parties limited to the amount invested at the time the Excluded Subsidiary became an Excluded Subsidiary, plus an aggregate investment by all Restricted Parties in all Excluded Subsidiaries of not more than US $20,000,000 in any fiscal year;

(e)                                  permit any sale, lease, sale and lease-back or other disposition of the whole or any part of its Property except for:

(1)           sales of inventory and obsolete or redundant equipment in the Ordinary Course;

(ii)           dispositions of any or all of the Property described in SCHEDULE L;

(iii)          dispositions of mining claims in the Ordinary Course for aggregate proceeds for all such dispositions by all Restricted Parties of not more than US $10,000,000 in any fiscal year;

(iv)          dispositions of Equity Interests in Excluded Subsidiaries;

(f)                                    enter into any transaction of any kind with any Affiliate or Associate, or Person of which it is an Associate except on a commercially reasonable basis as if it were dealing with such Person on an arm’s length basis;

(g)                                 maintain cash, bullion or other bank or investment accounts in Guyana, Suriname, Peru, Botswana, outside of Canada, except (i) bank accounts or other cash deposits that do not have balances exceeding $20,000,000 each or $80,000,000 in the aggregate, (ii) bank accounts or other cash deposits in the United States of America, Australia, Barbados, French Guiana or the British Virgin Islands as long as the financial institution with which the deposit is made has entered into a control agreement or other acknowledgment of the Security satisfactory to the Agent, acting reasonably and, in the case of Barbados, French Guiana and the British Virgin Islands, there is no Applicable Law that would restrict the withdrawal of the funds deposited from the jurisdiction, (iii) as required by changes in Applicable Laws after the date of this Agreement, (iv) bullion accounts maintained with Société Générale in Paris (physically maintained with the Bank of England in London, UK), Macquarie Bank in Australia (physically maintained with HSBC Bank USA in London, UK), BNS in New York, USA and Johnson Matthey Inc. in Salt Lake City, Utah, USA and (v) investment accounts maintained with Security Transfers Registrars Pty Limited in Perth, Australia and with SG Americas Securities, LLC in New York City, USA;

(h)                                 have more than 7750 ounces of bullion on deposit with any Person, except for bullion deposited in anticipation of being delivered within three months to satisfy a commitment to deliver bullion that is permitted by this Agreement, unless the Person has entered into a control agreement or other acknowledgment of the Security satisfactory to the Agent, acting reasonably;

(i)                                     hold investments having a market value of more than $20,000,000 in one or more accounts with any Person or a market value of more than an aggregate of $40,000,000 for all accounts with all Persons, unless the Person with whom the account is held has entered into a control agreement or other acknowledgment of the Security satisfactory to the Agent, acting reasonably; or

(j)                                     maintain cash deposits or other bank accounts with any Person other than a Lender, except as permitted in Section 7.5(4)(g).

(5)           Corporate Matters. No Restricted Party shall:

(a)                                  consolidate, amalgamate or merge with any other Person, enter into any corporate reorganization or other transaction intended to effect or otherwise permit a change in its existing Constating Documents, liquidate, wind-up or dissolve itself, or permit any liquidation, winding-up or dissolution, except for transactions involving only one or more Restricted Parties if the Borrower gives the Agent reasonable advance notice of the transaction and immediately takes steps and delivers documents (including opinions of counsel satisfactory to the Lenders), if any, as are reasonably required to ensure that the Lenders’ rights are not adversely affected as a result; notwithstanding the foregoing exception, the Borrower may not liquidate, wind-up or dissolve itself, or permit itself to be liquidated, wound-up or dissolved;

(b)                                 change its name without providing the Agent with reasonable advance notice thereof and promptly taking other steps, if any, as the Agent reasonably requests to maintain the Security and the other Loan Documents so that the Lenders’ position is not adversely affected;

(c)                                  permit its head office or chief executive office to be located out of the respective jurisdictions specified on SCHEDULE B without providing the Agent with reasonable advance notice thereof and promptly taking other steps, if any, as the Agent reasonably requests to maintain the Security and the other Loan Documents so that the Lenders’ position is not adversely affected;

(d)                                 change its fiscal year end (being 31 December for the Borrower), except that Obligors that have a different fiscal year end may change it to 31 December; or

(e)                                  change its auditors, unless an internationally recognized accounting firm is appointed.

(6)           Payments by Restricted Parties If a Default has occurred and is continuing or would result from payment, no Restricted Party shall (i) pay dividends, (ii) issue bonuses on Equity Interests, (iii) redeem or purchase Equity Interests, (iv) make principal or cash interest payments on Debt owing to shareholders, Affiliates or Associates of shareholders or affiliated corporations, (v) pay management fees, (vi) make distributions, or (vii) engage in any other method of returning capital to its direct or indirect shareholders, except in each case for payments to other Restricted Parties.

7.6          Use of Insurance Proceeds.

(1)           Unless otherwise specified in this Section 7.6, all proceeds of insurance required to be maintained by the Obligors under the terms of this Agreement shall be paid to the Agent to be applied by it on account of the Obligations.

(2)           Proceeds of liability insurance shall be paid to the Person to whom the affected Obligor is liable. Proceeds of insurance covering loss of or damage to Property in an amount of less than $20,000,000 per claim may be paid by the insurer directly to the affected Obligor unless, if a Default has occurred and is continuing, the Agent requires that payment be made to the Agent to be applied by it on account of the Obligations. Subject to the rights of any holder of a Permitted Lien that has priority over the Security, proceeds paid to the Obligors shall be used to fully repair or replace the Property in respect of which the insurance proceeds are payable or, if that is not prudent, shall be paid by the Obligors to the Agent to reduce the principal amount of the Obligations.

(3)           Subject to the rights of any holder of a Permitted Lien that has priority over the Security, proceeds of insurance covering loss of or damage to Property in an amount of $20,000,000 per claim or more shall be paid to the Agent and shall be disbursed by the Agent to the affected Obligor on conditions appropriate to a construction credit, to fund the repair or replacement of the Property in respect of which the insurance proceeds are payable, provided that:

(a)           no Default (including one relating to Material Adverse Effect)   has occurred and is continuing; and

(b)                                 the Required Lenders are satisfied, acting reasonably, that the proceeds of such insurance together with other resources available to the affected Obligor (the use of which would not contravene this Agreement)  are sufficient to fully repair or replace the Property in respect of which the insurance proceeds are payable within the remaining term of the then-outstanding Credit or within 365 days, whichever is less.

(4)                                  If a Default has occurred and is continuing, the proceeds of business interruption insurance shall be paid to the Agent to be applied by it on account of the Obligations and any other obligations secured by the Security (payment of which is permitted in accordance with this Agreement) as the same fall due from time to time (including as a result of any demand for payment of the Obligations) and, to the extent of any surplus, shall be used to repay the Credit, without prejudice to the Borrower’s rights to further Advances under the Credit. If no Default has occurred and is continuing or if the Credit is repaid in full at any time, the proceeds may be used to carry on the business of the Obligors as long as the Required Lenders are satisfied, acting reasonably, that adequate provision has been made for payment of the Obligations and any other obligations secured by the Security (payment of which is permitted in accordance with this Agreement).

(5)                                  All insurance proceeds held by the Agent shall, unless and until the proceeds are applied to payment of the Obligations or released to the affected Obligor, be held as part of the Security. The Agent shall place all such funds in an interest-bearing account with the interest thereon to accrue to the benefit of the affected Obligor.

ARTICLE 8 -
DEFAULT

8.1          Default. Each of the following events shall constitute an Event of Default under this Agreement:

(a)                                  the Borrower fails to pay any amount of principal when due; or

(b)                                 the Borrower fails to pay any amount of interest (including any amount relating to an L/C) when due or, to pay fees or other Obligations (other than principal and interest) within three Banking Days of when due; or

(c)                                  an Obligor makes any certification, representation or warranty under any of the Loan Documents which is incorrect or incomplete in any material respect when made or deemed to be made; or

(d)                                 a Restricted Party ceases or threatens to cease to carry on its business, except as expressly permitted in this Agreement, or admits its inability or fails to pay its Debt generally; or

(e)                                  there is a breach of Sections 7.1, 7.4 or 7.5; or

(f)                                    a default occurs under one or more agreements or instruments relating to Debt of any Restricted Party other than the Obligations, if all applicable notice and cure periods have expired and if the effect of such default is to accelerate, or to permit the acceleration of the due date of such Debt in an aggregate amount of US $20,000,000 or more, whether or not acceleration actually occurs), or if one or more Restricted Parties fail to pay any such Debt when due; or

(g)                                 a Restricted Party becomes a bankrupt (voluntarily or involuntarily); or becomes subject to any proceeding seeking liquidation, arrangement, relief of creditors or the appointment of a receiver or trustee over, or any judgment or order which has or might have a material and adverse effect on, any material part of its Property, and such proceeding, if instituted against the Restricted Party, or such judgment or order, is not contested diligently, in good faith and on a timely basis and dismissed or stayed within 30 days of its commencement or issuance; or

(h)                                 an Obligor denies its obligations under the Loan Documents or claims any of the Loan Documents to be invalid or withdrawn in whole or in part; or any of the Loan Documents is invalidated by any act, regulation or action by any Governmental Authority or is determined to be invalid by a court or other judicial entity and such determination has not been stayed pending appeal; or

(i)                                     one or more final judgments (from which there is no appeal), writs of execution, garnishments or attachments in execution of judgments, or similar processes representing claims in an aggregate of US $20,000,000 or more for all Restricted Parties at any time are issued or levied against any of their Property and are not released, bonded, satisfied, discharged, vacated, stayed or accepted for payment by an insurer within 30 days after their entry, commencement or levy; or

(j)                                     possession of all or a substantial portion of the Property of a Restricted Party is taken by appointment of a receiver, receiver and manager, or otherwise; or

(k)                                  an event, fact or circumstance or series of events, facts or circumstances occurs and has a Material Adverse Effect; or

(l)                                     any Person or Persons acquire Control of the Borrower, there is any sale, lease, exchange or other transfer (in one transaction or series of related transactions) of all or substantially all of the Borrower’s Property, or the Borrower’s shareholders approve any plan or proposal for the liquidation or dissolution of the Borrower; or

(m)                               there is a breach of any other provision of any of the Loan Documents and such breach is not corrected or otherwise satisfied within 30 days after the Agent, for and on behalf of the Lenders, gives written notice thereof.

8.2          Acceleration and Termination of Rights.

(1)                                  If any Event of Default occurs, no Lender shall be under any further obligation to make Advances and the Required Lenders may instruct the Agent to give notice to the Borrower (i) declaring the Lenders’ obligations to make Advances to be terminated, whereupon the same shall forthwith terminate, (ii) declaring the Obligations or any of them to be forthwith due and payable, whereupon they shall become and be forthwith due and payable without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Borrower, and/or (iii) demanding that the Borrower deposit forthwith with the Agent for the Lenders’ benefit Cash Collateral equal to the full principal amount at maturity of all L/Cs then outstanding for its account.

(2)                                  Notwithstanding item (1), if a Restricted Party becomes a bankrupt (voluntarily or involuntarily), or institutes any proceeding seeking liquidation, rearrangement, relief of debtors or creditor or the appointment of a receiver or trustee over any material part of its Property, then without prejudice to the other rights of the Lenders as a result of any such event, without any notice or action of any kind by the Agent or the Lenders, and without presentment, demand or protest, the Lenders’ obligation to make Advances shall immediately terminate, the Obligations shall immediately become due and payable and the Borrower shall be obligated to deposit forthwith with the Agent for the Lenders’ benefit Cash Collateral equal to the full principal amount at maturity of all L/Cs then outstanding for its account.

8.3          Payment of L/Cs.

(1)                                  Immediately on any Obligations becoming due and payable under Section 8.2 the Borrower shall, without necessity of further act or evidence, be and become thereby unconditionally obligated to deposit forthwith with the Agent for the Lenders’ benefit Cash Collateral equal to the full principal amount at maturity of all L/Cs then outstanding for its account and the Borrower hereby unconditionally promises and agrees to deposit with the Agent immediately on such demand Cash Collateral in the amount so demanded. The Borrower authorizes the Lenders, or any of them, to debit its accounts with the amount required to deposit the required Cash Collateral. Amounts paid to the Agent pursuant to such a demand in respect of L/Cs shall be applied against, and shall reduce, pro rata among the Lenders, to the extent of the amounts paid to the Agent in respect of L/Cs, the obligations of the Borrower to pay amounts then or thereafter payable under L/Cs at the times amounts become payable thereunder.

(2)                                  The Borrower shall be entitled to receive interest on cash held as Cash Collateral in accordance with Section 11.12.

8.4                               Remedies. On the occurrence of any event by which any of the Obligations become due and payable under Section 8.2, the Security shall become immediately enforceable and the Required Lenders may instruct the Agent to take such action or proceedings on behalf of the Lenders and in compliance with Applicable Law as the Required Lenders in their sole discretion deem expedient to enforce the same, all without any additional notice, presentment, demand, protest or other formality, all of which are hereby expressly waived by the Obligors.

8.5                               Saving. Neither the Agent nor any Lender shall be under any obligation to the Obligors or any other Person to realize any collateral or enforce the Security or any part thereof or to allow any collateral to be sold, dealt with or otherwise disposed of. Neither the Agent nor any Lender shall be responsible or liable to the Obligors or any other Person for any loss or damage upon the realization or enforcement of, the failure to realize or enforce the Security or any part thereof or the failure to allow any collateral to be sold, dealt with or otherwise disposed of or for any act or omission on their respective parts or on the part of any director, officer, agent, servant or adviser in connection with any of the foregoing, except that the Agent or a Lender may be responsible or liable for any loss or damage arising from its wilful misconduct or gross negligence.

8.6                               Perform Obligations. If an Event of Default has occurred and is continuing and if any Obligor has failed to perform any of its covenants or agreements in the Loan Documents, the Required Lenders, may, but shall be under no obligation to, instruct the Agent on behalf of the Lenders to perform any such covenants or agreements in any manner deemed fit by the Required Lenders without thereby waiving any rights to enforce the Loan Documents. The reasonable expenses (including any legal costs)          paid by the Agent and/or the Lenders in respect of the foregoing shall be secured by the Security.

8.7                               Third Parties. No Person dealing with the Agent or any Lender or any other agent of the Lenders shall be concerned to inquire whether the Security has become enforceable, or whether the powers which the Agent or the Lenders or such other agent are purporting to exercise have become exercisable, or whether any Obligations remain outstanding upon the security thereof, or as to the necessity or expediency of the stipulations and conditions subject to which any sale shall be made, or otherwise as to the propriety or regularity of any sale or other disposition or any other dealing with the collateral charged by such Security or any part thereof.

8.8                               Power of Attorney. Effective upon occurrence of an Event of Default, each Obligor irrevocably constitutes and appoints any Vice-President, Managing Director or more senior officer of the Agent its due and lawful attorney with full power of substitution in its name and on its behalf, during the continuance of an Event of Default, to enforce any right, title or interest of the Lenders in, to or under the Security or any part thereof or any obligation to that Obligor or remedy available to that Obligor. This appointment is irrevocable to the maximum extent permitted by Applicable Laws.

8.9                               Remedies Cumulative. The rights and remedies of the Lenders under the Loan Documents are cumulative and are in addition to and not in substitution for any rights or remedies provided by Applicable Law. Any single or partial exercise by the Lenders of any right or remedy for a default or breach of any term, covenant, condition or agreement herein contained shall not be deemed to be a waiver of or to alter, affect, or prejudice any other right or remedy or other rights or remedies to which the Lenders may be lawfully entitled for the same default or breach. Any waiver by the Lenders of the strict observance, performance or compliance with any term, covenant, condition or agreement herein contained, and any indulgence granted by the Lenders shall be deemed not to be a waiver of any subsequent default.

8.10                        Set-Off or Compensation If an Event of Default has occurred and is continuing, each of the Lenders and each of their respective Affiliates is hereby authorized at any time and from time to time to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by such Lender or any such Affiliate to or for the credit or the account of any Obligor against any and all of the obligations of the Borrower now or hereafter existing under this Agreement or any other Loan Document to such Lender, irrespective of whether or not such Lender has made any demand under this Agreement or any other Loan Document and although such obligations of the Obligor may be contingent or unmatured or are owed to a branch or office of such Lender different from the branch or office holding such deposit or obligated on such indebtedness. The rights of each of the Lenders and their respective Affiliates under this Section are in addition to other rights and remedies (including other rights of setoff, consolidation of accounts and bankers’ lien) that the Lenders or their respective Affiliates may have. Each Lender agrees to promptly notify the Borrower and the Agent after any such setoff and application, but the failure to give such notice shall not affect the validity of such setoff and application. If any Affiliate of a Lender exercises any rights under this Section 8.10, it shall share the benefit received in accordance with Section 9.6 as if the benefit had been received by the Lender of which it is an Affiliate.

ARTICLE 9 -
AGENCY PROVISIONS

9.1          Authorization of Agent .

(1)                                  Each of the Lenders hereby irrevocably appoints BNS as the Agent to act on its behalf as the Agent hereunder and under the other Loan Documents and authorizes the Agent to take such actions on its behalf and to exercise such powers as are delegated to the Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto.

(2)           Without limiting Section 9.1(1), each of the Lenders grants to the Agent:

(a)                                  a power of attorney, for the purposes of Applicable Laws in respect of the Security to sign documents comprising the Security from time to time (as the party accepting the grant of the Security); and

(b)                                 the right to delegate its authority as attorney to any other Person, whether or not an officer or employee of the Agent.

(3)                                  Without limiting the powers of the Agent under this Agreement and the Security, and in addition to the confirmation of appointment provided in Section 9.1(4), each Lender and the Agent acknowledges and agrees that the Agent shall, for the purposes of holding any security granted under the Security pursuant to the laws of the Province of Québec to secure payment of bonds or any similar instruments (collectively, the “Bonds”), be the holder of an irrevocable power of attorney (fondé de pouvoir), within the meaning of Article 2692 of the Civil Code of Québec, for all present and future Lenders as well as holders and depositaries of the Bonds. Each of the Lenders (for itself and any of its Affiliates that may hold Other Secured Obligations) constitutes, to the extent necessary, the Agent as the holder of such irrevocable power of attorney (fondé de pouvoir) in order to hold security granted under the Security in the Province of Québec to secure payment of the Bonds. Each successor Lender and successor to the Agent shall be deemed to have confirmed and ratified the constitution of the Agent as the holder of such irrevocable power of attorney (fondé de pouvoir). Furthermore, the Agent agrees to act as agent and mandatary and custodian for and on behalf of all present and future Lenders and any of their Affiliates that may hold Other Secured Obligations to hold and to be the sole registered holder of the Bonds, the whole notwithstanding the provisions of Section 32 of An Act Respecting the Special Powers of Legal Persons (Québec) or any other Applicable Law. The Borrower acknowledges that each of the Bonds executed by it constitutes a title of indebtedness, as such term is used in Article 2692 of the Civil Code of Québec. Notwithstanding the provisions of Section 11.3, the provisions of this Section 9.1(3) shall be governed by the laws of the Province of Québec and the federal laws of Canada applicable therein.

(4)                                  Without limiting the powers of the Agent under this Agreement and the Security, and in addition to the appointment of the Agent as fondé de pouvoir pursuant to Section 9.1(3), each Lender and the Agent agrees that National Bank Trust Inc. (“NBTI”), formerly known as General Trust of Canada is, for the purposes of holding the security granted by Cambior Inc. (a former name of IMQ) to NBTI pursuant to the deed of hypothec and issue of bonds dated 22 December 1999 (the “1999 Deed”) to secure payment of bonds or any similar instruments (collectively, the “NBTI Bond”), the holder of an irrevocable power of attorney (fondé de pouvoir), within the meaning of Article 2692 of the Civil Code of Québec, for all present and future Lenders as well as holders and depositaries of the NBTI Bond. Each of the Lenders (for itself and any of its Affiliates that may hold Other Secured Obligations) hereby confirms, to the extent necessary, NBTI as the holder of such irrevocable power of attorney (fondé de pouvoir) in order to hold the security granted under the 1999 Deed to secure payment of the NBTI Bond. Each successor Lender and successor to the Agent shall be deemed to have confirmed and ratified the appointment of NBTI as the holder of such irrevocable power of attorney (fondé de pouvoir). The Borrower acknowledges that the NBTI Bond constitutes a title of indebtedness, as such term is used in Article 2692 of the Civil Code of Québec. Notwithstanding the provisions of Section 11.3, the provisions of this Section 9.1(4) shall be governed by the laws of the Province of Québec and the federal laws of Canada applicable therein.

9.2                               Rights as a Lender . The Person serving as the Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Agent and the term “Lender” or “Lenders” shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with any Restricted Party or any Affiliate thereof as if such Person were not the Agent and without any duty to account to the Lenders.

9.3          Exculpatory Provisions

(1)                                  The Agent shall not have any duties or obligations except those expressly specified herein and in the other Loan Documents. Without limiting the generality of the foregoing, the Agent:

(a)                                  shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing;

(b)                                 shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that the Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for in the Loan Documents), but the Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Agent to liability or that is contrary to any Loan Document or Applicable Law; and

(c)                                  shall not, except as expressly specified herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrower or any of its Affiliates that is communicated to or obtained by the person serving as the Agent or any of its Affiliates in any capacity.

(2)                                  The Agent shall not be liable for any action taken or not taken by it (i) with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as is necessary, or as the Agent believes in good faith is necessary, under the provisions of the Loan Documents) or (ii) in the absence of its own gross negligence or wilful misconduct. The Agent shall be deemed not to have knowledge of any Default unless and until notice describing the Default is given to the Agent by the Borrower or a Lender.

(3)                                  Except as otherwise expressly specified in this Agreement, the Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions herein or therein or the occurrence of any Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document or (v) the satisfaction of any condition specified in this Agreement, other than to confirm receipt of items expressly required to be delivered to the Agent

9.4                               Reliance by Agent The Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. The Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of an Advance, or the issuance of an L/C, that by its terms must be fulfilled to the satisfaction of a Lender or an Issuing Bank, the Agent may presume that such condition is satisfactory to such Lender or Issuing Bank unless the Agent has received notice to the contrary from such Lender or Issuing Bank before the making of such Advance or the issuance of such L/C. The Agent may consult with legal counsel (who may be counsel for the Borrower), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

9.5                               Delegation of Duties The Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub-agents appointed by the Agent from among the Lenders (including the Person serving as Agent) and their respective Affiliates. The Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The provisions of this Article and other provisions of this Agreement for the benefit of the Agent shall apply to any such subagent and to the Related Parties of the Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the Credit as well as activities as Agent.

9.6          Direct Payments

(1)                                  If any Lender, by exercising any right of setoff or counterclaim or otherwise, obtains any payment or other reduction that might result in such Lender receiving payment or other reduction of a proportion of the aggregate amount of its Advances and accrued interest thereon or other Obligations greater than its pro rata share thereof as provided herein, then the Lender receiving such payment or other reduction shall (a)

notify the Agent of such fact, and (b) purchase (for cash at face value) participations in the Advances and such other Obligations of the other Lenders, or make such other adjustments as shall be equitable, so that the benefit of all such payments shall be shared by the Lenders rateably in accordance with the aggregate amount of principal of and accrued interest on their respective Advances and other amounts owing them, provided that:

(a)                                  if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest,

(b)                                 the provisions of this Section shall not be construed to apply to (i) any payment made by any Obligor pursuant to and in accordance with the express terms of this Agreement or (ii) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Advances to any assignee or participant, other than to any Obligor or any Affiliate of an Obligor (as to which the provisions of this Section shall apply); and

(c)                                  the provisions of this Section shall not be construed to apply to (i) any payment made while no Event of Default has occurred and is continuing in respect of obligations of the Borrower to such Lender that do not arise under or in connection with the Loan Documents, (ii) any payment made in respect of an obligation that is secured by a Permitted Lien or that is otherwise entitled to priority over the Borrower’s obligations under or in connection with the Loan Documents, (iii) any reduction arising from an amount owing to an Obligor upon the termination of Derivatives entered into between the Obligor and such Lender except for a net amount available after the termination of all Derivatives entered into between the Obligors and such Lender and the setoff of resulting amounts owing by the Obligors and to the Obligors, or (iv) any payment to which such Lender is entitled as a result of any form of credit protection obtained by such Lender.

(2)                                  The Obligors consent to the foregoing and agree, to the extent they may effectively do so under Applicable Law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against each Obligor rights of setoff and counterclaim and similar rights of Lenders with respect to such participation as fully as if such Lender were a direct creditor of each Obligor in the amount of such participation.

9.7          Administration of the Credit.

(1)           Unless otherwise specified herein, the Agent shall perform the following duties under this Agreement:

(a)                                  before an Advance, ensure that all conditions precedent have been fulfilled in accordance with the terms of this Agreement, subject to Section 11.2 and any other applicable terms of this Agreement;

(b)                                 take delivery of each Lender’s Applicable Percentage of an Advance and make all Advances hereunder in accordance with the procedures in Section 5.8;

(c)                                  use reasonable efforts to collect promptly all sums due and payable by the Borrower pursuant to this Agreement;

(d)                                 make all payments to the Lenders in accordance with the provisions of this Agreement;

(e)                                  hold the Security as agent and fondé de pouvoir on behalf of the Lenders;

(f)                                    hold all legal documents relating to the Credit, maintain complete and accurate records showing all Advances made by the Lenders, all remittances and payments made by the Borrower to the Agent, all remittances and payments made by the Agent to the Lenders and all fees or any other sums received by the Agent and, except for accounts, records and documents relating to the fees payable under the Fee Agreement, allow each Lender and its advisors to examine such accounts, records and documents at its own expense, and provide any Lender, upon reasonable notice, with such copies thereof as such Lender may reasonably require from time to time at the Lender’s expense;

(g)                                 except as otherwise specifically provided for in this Agreement, promptly advise each Lender on receipt of each notice and deliver to each Lender, promptly upon receipt, all other written communications furnished by the Obligors to the Agent on behalf of the Lenders pursuant to this Agreement, including without limitation copies of financial reports and certificates which are to be furnished to the Agent;

(h)                                 forward to each of the Lenders, on request and at the expense of the Lender so requesting (other than customary record books which shall be provided at the expense of the Borrower), copies of this Agreement, the Security and other Loan Documents (other than the Fee Agreement); and

(i)                                     promptly forward to each Lender, on request, an up-to-date loan status report.

(2)                                  The Agent may take the following actions only with the prior consent of the Required Lenders, unless otherwise specified in this Agreement:

(a)                                  subject to Section 9.7(3), exercise any and all rights of approval conferred on the Lenders by this Agreement;

(b)                                 give written notice to the Obligors in respect of any matter in respect of which notice may be required, necessary or desirable in accordance with or pursuant to this Agreement, promptly after receiving the consent of the Required Lenders, except that the Agent shall, without direction from the Lenders, immediately give the Borrower notice of any payment that is due or overdue under the terms of this Agreement unless the Agent considers that it should request the direction of the Required Lenders, in which case the Agent shall promptly request that direction;

(c)                                  amend, modify or waive any of the terms of this Agreement, including waiver of a Default, if such action is not otherwise provided for in Section 9.7(3);

(d)                                 declare an Event of Default or take action to enforce performance of the Obligations and to realize upon the Security including the appointment of a receiver, the exercise of powers of distress, lease or sale given by the Security or by Applicable Law and take foreclosure proceedings and/or pursue any other legal remedy necessary;

(e)                                  enter into or amend, modify or waive any term of any Intercreditor Agreement;

(f)                                    decide to accelerate the amounts outstanding under the Credit; and

(g)                                 pay insurance premiums, taxes and any other sums as may be reasonably required to protect the interests of the Lenders.

(3)                                 The Agent may take the following actions only if the prior unanimous consent of the Lenders is obtained, unless otherwise specified herein:

(a)                                  amend, modify, discharge, terminate or waive any of the terms of the Security;

(b)                                 amend, modify, discharge, terminate or waive any of the terms of this Agreement if such amendment, modification, discharge, termination or waiver would increase the amount of the Credit, amend the purpose of the Credit, reduce the interest rates and similar charges applicable to the Credit, reduce the fees payable with respect to the Credit, extend any date fixed for payment of principal, interest or any other amount relating to the Credit or extend the term of the Credit; or

(c)                                  amend the definition of “Required Lenders” or this Section 9.7(3).

For greater certainty, no Lender’s Commitment or Applicable Percentage may be amended without the consent of that Lender.

(4)                                 Notwithstanding Sections 9.7(2) and 9.7(3), the Agent may, without the consent of the Lenders, make amendments to the Loan Documents that are for the sole purpose of curing any immaterial or administrative ambiguity, defect or inconsistency, but shall immediately notify the Lenders of any such action. The Agent may also discharge any Security to the extent necessary to allow any Obligor to complete any sale or other disposition of Property permitted by this Agreement or any consent or waiver pursuant to this Agreement.

(5)                                  As between the Obligors, on the one hand, and the Agent and the Lenders, on the other hand:

(a)                                  all statements, certificates, consents and other documents which the Agent purports to deliver on behalf of the Lenders or the Required Lenders shall be binding on each of the Lenders, and the Obligors shall not be required to ascertain or confirm the authority of the Agent in delivering such documents;

(b)                                 all certificates, statements, notices and other documents which are delivered by the Obligors to the Agent in accordance with this Agreement shall be deemed to have been duly delivered to each of the Lenders;

(c)                                  all payments which are delivered by the Borrower to the Agent in accordance with this Agreement shall be deemed to have been duly delivered to each of the Lenders.

(6)                                 Except in its own right as a Lender, the Agent shall not be required to advance its own funds for any purpose, and in particular, shall not be required to pay with its own funds insurance premiums, taxes or public utility charges or the cost of repairs or maintenance with respect to the assets which are the subject matter of the Security, nor shall it be required to pay with its own funds the fees of solicitors, counsel, auditors, experts or agents engaged by it as permitted hereby.

9.8                               Rights of Agent

(1)                                 In administering the Credit, the Agent may retain, at the expense of the Lenders if such expenses are not recoverable from the Borrower, such solicitors, counsel, auditors and other experts and agents as the Agent may select, in its sole discretion, acting reasonably and in good faith after consultation with the Lenders.

(2)                                 The Agent shall be entitled to rely on any communication, instrument or document believed by it to be genuine and correct and to have been signed by the proper individual or individuals, and shall be entitled to rely and shall be protected in relying as to legal matters upon opinions of independent legal advisors selected by it. The Agent may also assume that any representation made by the Borrower is true and that no Default has occurred unless the officers or employees of the Lender acting as Agent, active in their capacity as officers or employees responsible for the Borrower’s account have actual knowledge to the contrary or have received notice to the contrary from any other Party.

(3)                                 The Agent shall be entitled to receive a feet for acting as Agent as agreed between the Agent and the Borrower from time to time

9.9                               Acknowledgements, Representations and Covenants of Lenders.

(1)                                 Each Lender acknowledges that it has, independently and without reliance upon the Agent or any other Lender or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon the Agent or any other Lender or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

(2)                                 Each Lender represents and warrants that it has the legal capacity to enter into this Agreement pursuant to its Constating Documents and any Applicable Law and has not violated its Constating Documents or any Applicable Law by so doing.

(3)                                 Each Lender agrees to indemnify the Agent and hold it harmless (to the extent not reimbursed by the Borrower), rateably according to its Applicable Percentage (and not jointly or jointly and severally) from and against any and all losses, claims, damages, liabilities and related expenses, including the fees, charges and disbursements of any counsel, which may be incurred by or asserted against the Agent in any way relating to or arising out of the Loan Documents or the transactions therein contemplated. However, no Lender shall be liable for any portion of such losses, claims, damages, liabilities and related expenses resulting from the Agent’s gross negligence or wilful misconduct. The Agent shall not be required to take or continue any action unless the Agent has received sufficient funds or arrangements satisfactory to it for indemnification to cover the cost of the proposed action.

(4)                                 To the extent that the Borrower for any reason fails to indefeasibly pay any amount required under Sections 11.7(1) and 11.7(2) to be paid by it to the Agent (or any sub-agent or Related Party thereof), each Lender severally agrees to pay to the Agent (or any sub-agent or Related Party) such Lender’s Applicable Percentage (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount, provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Agent (or any such sub-agent) in its capacity as such, or against any Related Party of any of the foregoing acting for the Agent (or any such sub-agent) in connection with such capacity. The obligations of the Lenders under this Section are subject to the other provisions of this Agreement concerning several liability of the Lenders.

(5)                                 Each of the Lenders acknowledges and confirms that in the event that the Agent does not receive payment in accordance with this Agreement, it shall not be the obligation of the Agent to maintain the Credit in good standing nor shall any Lender have recourse to the Agent in respect of any amounts owing to such Lender under this Agreement.

(6)                                 Each Lender acknowledges and agrees that its obligation to advance its Applicable Percentage of Advances in accordance with the terms of this Agreement is independent and in no way related to the obligation of any other Lender hereunder.

(7)                                 Each Lender acknowledges receipt of a copy of this Agreement, the Security (to the extent that the Security has been delivered) and any Intercreditor Agreement existing as of the date of this Agreement and acknowledges that it is satisfied with the form and content of such documents.

9.10                        Collective Action of the Lenders Each of the Lenders hereby acknowledges that to the extent permitted by Applicable Law, the remedies provided under the Loan Documents to the Lenders are for the benefit of the Lenders collectively and acting together and not severally and further acknowledges that its rights hereunder and under any Security are to be exercised not severally, but by the Agent upon the decision of the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for in the Loan Documents). Accordingly, notwithstanding any of the provisions contained herein or in any Security, each of the Lenders hereby covenants and agrees that it shall not be entitled to take any action hereunder or thereunder, including any declaration of default hereunder or thereunder but that any such action shall be taken only by the Agent with the prior written agreement of the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for in the Loan Documents). Each of the Lenders hereby further covenants and agrees that upon any such written agreement being given, it shall co-operate fully with the Agent to the extent requested by the Agent. Notwithstanding the foregoing, in the absence of instructions from the Lenders and where in the sole opinion of the Agent, acting reasonably and in good faith, the exigencies of the situation warrant such action, the Agent may without notice to or consent of the Lenders take such action on behalf of the Lenders as it deems appropriate or desirable in the interest of the Lenders.

9.11                        Successor Agent

(1)                                 The Agent may at any time give notice of its resignation to the Lenders, the Issuing Bank and the Borrower. Upon receipt of any such notice of resignation, the Required Lenders shall have the right, with the consent of the Borrower (not to be unreasonably withheld or delayed) unless a Default has occurred and is continuing, to appoint a successor, which shall be a Lender having an office in Toronto, Ontario or an Affiliate of any such Lender with an office in Toronto. The Agent may also be removed at any time by the Required Lenders upon 30 days’ notice to the Agent and the Borrower as long as the Required Lenders, in consultation with the Borrower, appoint and obtain the acceptance of a successor within such 30 days, which shall be a Lender having an office in Toronto or an Affiliate of any such Lender with an office in Toronto.

(2)                                 If no such successor has been so appointed by the Required Lenders and has accepted such appointment within 30 days after the retiring Agent gives notice of its resignation, then the retiring Agent may on behalf of the Lenders, appoint a successor

Agent meeting the qualifications specified in the immediately preceding paragraph, provided that if the Agent notifies the Borrower and the Lenders that no qualifying Person has accepted such appointment, then such resignation shall nonetheless become effective in accordance with such notice and (a) the retiring Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents (except that in the case of any Security held by the Agent on behalf of the Lenders, the retiring Agent shall continue to hold such Security until such time as a successor Agent is appointed) and (b) all payments, communications and determinations provided to be made by, to or through the Agent shall instead be made by or to each Lender directly, until such time as the Required Lenders appoint a successor Agent as provided for in the preceding paragraph.

(3)                                 Upon a successor’s appointment as Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the former Agent, and the former Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents (if not already discharged therefrom as provided in the preceding paragraph). The fees payable by the Borrower to a successor Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor. After the termination of the service of the former Agent, the provisions of this Article 9 and of Section 11.7 shall continue in effect for the benefit of the former Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the former Agent was acting as Agent.

9.12                        No Other Duties etc. Notwithstanding anything herein to the contrary, no Bookrunner, Arranger or holder of a similar title specified in this Agreement shall have any powers, duties or responsibilities under this Agreement or any of the other Loan Documents, except in its capacity, as applicable, as the Agent or a Lender hereunder.

9.13                        Authorization of Intercreditor Agreement. Each of the Lenders hereby authorizes and directs the Agent to execute and deliver the Intercreditor Agreement referred to in Section 4.1(3)(g) on its behalf and agrees that the Intercreditor Agreement shall be binding on it as if it was a party thereto.

9.14                        Provisions Operative Between Lenders and Agent Only. Except for the provisions of Sections 9.7(2), 9.7(5), 9.9(2), 9.9(6), 9.10, 9.11, 9.12 and 9.14, the provisions of this Article relating to the rights and obligations of the Lenders and the Agent inter se shall be operative as between the Lenders and the Agent only, and the Obligors shall not have any rights or obligations under or be entitled to rely for any purpose on such provisions.

ARTICLE 10 -
ADDITIONAL LENDERS,
SUCCESSORS AND ASSIGNS

10.1                        Successors and Assigns The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that no Obligor may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Agent and each Lender and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an Eligible Assignee in accordance with the provisions of Section 10.2, (ii) by way of participation in accordance with the provisions of Section 10.4, or (iii) by way of pledge or assignment of a security interest subject to the restrictions of Section 10.5 (and any other attempted assignment or transfer by any party hereto shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, sub-agents contemplated hereby, Participants to the extent provided in Section 10.4 and, to the extent expressly contemplated hereby, the Related Parties of each of the Agent, any sub-agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

10.2                        Assignments by Lenders

(1)                                  Any Lender may at any time assign to one or more Eligible Assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Advances at the time owing to it), provided that:

(a)                                  except if an Event of Default has occurred and is continuing or in the case of an assignment of the entire remaining amount of the assigning Lender’s Commitment and the Advances at the time owing to it or in the case of an assignment to a Lender or an Affiliate of a Lender, the aggregate amount of the Commitment being assigned (which for this purpose includes Advances outstanding thereunder) or, if the applicable Commitment is not then in effect, the principal outstanding balance of the Advances of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Agent or, if “Trade Date” is specified in the Assignment and Assumption, as of the Trade Date) shall not be less than US $10,000,000, unless each of the Agent and, so long as no Default has occurred and is continuing, the Borrower otherwise consent to a lower amount (each such consent not to be unreasonably withheld or delayed);

(b)                                 each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement;

(c)                                  any assignment must be approved by each Issuing Bank (such approval not to be unreasonably withheld or delayed) unless the Person that is the proposed assignee is itself already a Lender;

(d)                                 any assignment must be approved by the Agent (such approval not to be unreasonably withheld or delayed) unless:

(i)            the proposed assignee is itself already a Lender, or

(ii)           the proposed assignee is a bank whose senior, unsecured, non-credit enhanced, long term debt is rated at least A3, A- or A low by at least two of Moody’s Investor Services Inc., Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. and Dominion Bond Rating Service Limited, respectively;

(e)                                  any assignment must be approved by the Borrower (such approval not to be unreasonably withheld or delayed) unless the proposed assignee is itself already a Lender or a Default has occurred and is continuing; and

(f)                                    the parties to each assignment shall execute and deliver to the Agent an Assignment and Assumption, together with a processing and recordation fee of $5,000 and the Eligible Assignee, if it is not a Lender, shall deliver any administrative questionnaire required by the Agent.

(2)                                  Subject to acceptance and recording thereof by the Agent pursuant to Section 10.3, from and after the effective date specified in each Assignment and Assumption, the Eligible Assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement and the other Loan Documents, including any Security, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Sections 11.7, 11.8 and 11.9, and shall continue to be liable for any breach of this Agreement by such Lender, with respect to facts and circumstances occurring before the effective date of such assignment. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this paragraph shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with Section 10.4. Any payment by an assignee to an assigning Lender in connection with an assignment or transfer shall not be or be deemed to be a repayment by the Borrower or a new Advance to the Borrower.

10.3                        Register The Agent shall maintain at one of its offices in Toronto, Ontario a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts of the Advances owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive, absent manifest error, and the Borrower, the Agent and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

10.4                        Participations

(1)                                 Any Lender may at any time, with the consent of the Borrower (not to be unreasonably withheld or delayed) unless a Default has occurred and is continuing, but otherwise without the consent of, or notice to, the Borrower or the Agent, sell participations to any Person (other than a natural person, a Restricted Party or any Affiliate of a Restricted Party) (each, a “Participant”) in all or a portion of such Lender’s rights and/or obligations under this Agreement (including all or a portion of its Commitment and/or the Advances owing to it). However, (i) the Lender’s obligations under this Agreement shall remain unchanged, (ii) the Lender shall remain solely responsible to the other parties hereto for the performance of its obligations and (iii) the Borrower, the Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. Any payment by a Participant to a Lender in connection with a sale of a participation shall not be or be deemed to be a repayment by the Borrower or a new Advance to the Borrower.

(2)                                 Subject to the immediately following paragraph, the Borrower agrees that each Participant shall be entitled to the benefits of Sections 11.8 and 11.9 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to Section 10.2. To the extent permitted by Applicable Law, each Participant also shall be entitled to the benefits of Section 8.10 as though it were a Lender, provided such Participant agrees to be subject to Section 9.6 as though it were a Lender.

(3)                                 A Participant shall not be entitled to receive any greater payment under Sections 11.8 and 11.9 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower’s prior written consent. A Participant that would be a Foreign Lender if it were a Lender shall not be entitled to the benefits of Section 11.8 unless the Borrower is notified of the participation sold to such Participant and such Participant agrees, for the benefit of the Borrower, to comply with that Section as though it were a Lender.

10.5                        Certain Pledges Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, but no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

ARTICLE 11 -
MISCELLANEOUS PROVISIONS

11.1                        Severability, Etc. If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, that provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement, without affecting the validity or enforceability of such provision in any other jurisdiction and, if applicable, without affecting its application to the other Parties or circumstances.

11.2                        Amendment, Supplement or Waiver. No amendment, supplement or waiver of any provision of any Loan Document, nor any consent to any departure by an Obligor therefrom, shall in any event be effective unless it is in writing, makes express reference to the provision affected thereby and is signed by the Agent for and on behalf of the Lenders or the Required Lenders, as the case may be, and then that waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. In addition, any amendment or supplement shall require the written consent of the other parties to the Loan Document in question. No waiver or act or omission of the Agent, the Lenders, or any of them, shall extend to or be taken in any manner whatsoever to affect any subsequent Default or breach by an Obligor of any provision of any Loan Document or the rights resulting therefrom.

11.3                        Governing Law.

(1)                                 Each of the Loan Documents, except for those which expressly provide otherwise, shall be conclusively deemed to be a contract made under, and shall for all purposes be governed by and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable in Ontario. Each Obligor irrevocably and unconditionally submits, for itself and its Property, to the nonexclusive jurisdiction of the courts of the Province of Ontario, and any appellate court from any of those courts, in any action or proceeding arising out of or relating to this Agreement or any other Loan Document, or for recognition or enforcement of any judgment, and each of the parties hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law. Nothing in this Agreement or in any other Loan Document shall affect any right that the Agent or any Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Loan Document against any Obligor or its Property in the courts of any jurisdiction. Each Obligor irrevocably and unconditionally waives, to the fullest extent permitted by Applicable Law, any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Agreement or any other Loan Document in court any of the Province of Ontario. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by Applicable Law, the defence of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(2)                                 Each Obligor other than the Borrower hereby nominates, constitutes and appoints the Borrower as its agent for service, to act as such and as such to sue and be sued, plead and be impleaded in any court in Ontario, and generally on its behalf to accept service of process and to receive all notices and to do all acts and to execute all deeds and other instruments relating to proceedings in any court in Ontario. This appointment shall be irrevocable without the prior consent of the Required Lenders upon the appointment of a substitute agent acceptable to the Required Lenders acting reasonably and, until that time, service of process or of papers and notices relating to proceedings in any court in Ontario upon the Borrower shall be sufficient service on all Obligors.

11.4                        This Agreement to Govern In the event of any conflict between the terms of this Agreement and the terms of any other Loan Document, the provisions of this Agreement shall govern to the extent necessary to remove the conflict.

11.5                        Currency. All payments made hereunder shall be made in the currency in respect of which the obligation requiring such payment arose. Unless the context otherwise requires, all amounts expressed in this Agreement in terms of money shall refer to Canadian Dollars. Except as otherwise expressly provided in this Agreement, wherever this Agreement contemplates or requires the calculation of the equivalent in one currency of an amount expressed in another currency, the calculation shall be made on the basis of the Exchange Rate at the effective date of the calculation.

11.6                        Liability of Lenders. The liability of the Lenders in respect of all matters relating to this Agreement and the other Loan Documents is several and not joint or joint and several. Without limiting that statement, the obligations of the Lenders to make Advances is limited to their respective Applicable Percentages of any Advance that is requested, and, in the aggregate, to their respective Applicable Percentages of the total amounts of the Credit.

11.7        Expenses and Indemnity

(1)                                 The Borrower shall pay (i)       all reasonable out-of-pocket expenses incurred by the Agent and its Affiliates, including the reasonable fees, charges and disbursements of counsel for the Agent, in connection with the syndication of the Credit, the preparation, negotiation, execution, delivery and administration of this Agreement and the other Loan Documents or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby are consummated), (ii) without duplication, all reasonable out-of-pocket expenses incurred by any Issuing Bank in connection with the issuance, amendment, renewal or extension of any L/C or any demand for payment thereunder and (iii) all reasonable out-of-pocket expenses incurred by the Agent or any Lender, including the reasonable fees, charges and disbursements of counsel, in connection with the enforcement or protection of its rights in connection with this Agreement and the other Loan Documents, including its rights under this Section, or in connection with the Advances made hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Advances. No Lender shall, however, be entitled to be reimbursed for fees, charges and disbursements of counsel to advise it separately from counsel advising the Agent and/or the Lenders collectively.

(2)                                 The Borrower shall indemnify the Agent (and any sub-agent thereof), each Lender and each Related Party of any of the foregoing Persons (each such Person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses, including the fees, charges and disbursements of any counsel for any Indemnitee, incurred by any Indemnitee or asserted against any Indemnitee by any third party or by any Restricted Party arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance or non-performance by the parties hereto of their respective obligations hereunder or thereunder or the consummation or non-consummation of the transactions contemplated hereby or thereby, (ii) any Advance or the use or proposed use of the proceeds therefrom (including any refusal by an Issuing Bank to honour a demand for payment under an L/C if the documents presented in connection with such demand do not strictly comply with the terms of such L/C), (iii) any actual or alleged presence or release, spill, leakage, emission, deposit, discharge, leaching, migration or disposition of any hazardous substance, pollutant, contaminant or toxic or dangerous waste, substance or material as defined in or regulated by any Applicable Law or Governmental Authority from time to time (including friable asbestos and poly-chlorinated biphenals) on or from any Property owned or operated by any Restricted Party, or any remedial action taken by the Agent or Lender with respect thereto or any breach of Applicable Law with respect thereto that is related in any way to any Restricted Party, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by a Restricted Party and regardless of whether any Indemnitee is a party thereto, provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses (x) are determined by a court of competent jurisdiction by final and non-appealable judgment to have resulted from the gross negligence or wilful misconduct of such Indemnitee or (y) result from a claim brought by the Borrower or any other Restricted Party against an Indemnitee for breach in bad faith of such Indemnitee’s obligations hereunder or under any other Loan Document, if the Restricted Party has obtained a final and non-appealable judgment in its favour on such claim as determined by a court of competent jurisdiction, nor shall it be available in respect of matters specifically addressed in Sections 11.7(1), 11.8 and 11.9.

(3)                                 All amounts due under this Section 11.7 shall be payable promptly after demand therefor. A certificate of the Agent or a Lender setting forth the amount or amounts owing to the Agent, Lender or a sub-agent or Related Party, as the case may be, as specified in this Section, including reasonable detail of the basis of calculation of the amount or amounts, and delivered to the Borrower shall be conclusive absent manifest error.

11.8                        Taxes.

(1)                                 If any Obligor, the Agent, or any Lender is required by Applicable Law to deduct or pay any Indemnified Taxes (including any Other Taxes) in respect of any payment by or on account of any obligation of an Obligor hereunder or under any other Loan Document, then (i) the sum payable shall be increased by that Obligor when payable as necessary so that after making or allowing for all required deductions and payments (including deductions and payments applicable to additional sums payable under this Section) the Agent or Lender, as the case may be, receives an amount equal to the sum it would have received had no such deductions or payments been required, (ii) the Obligor shall make any such deductions required to be made by it under Applicable Law and (iii) the Obligor shall timely pay the full amount required to be deducted to the relevant Governmental Authority in accordance with Applicable Law.

(2)                                 Without limiting the provisions of the immediately preceding paragraph, the Borrower shall timely pay any Other Taxes to the relevant Governmental Authority in accordance with Applicable Law.

(3)                                 The Borrower shall indemnify the Agent and each Lender, within 10 days after demand therefor, for the full amount of any Indemnified Taxes or Other Taxes (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section) paid by the Agent or such Lender and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender (with a copy to the Agent), or by the Agent on its own behalf or on behalf of a Lender, shall be prima facie evidence of the amount.

(4)                                 As soon as practicable after any payment of Indemnified Taxes or Other Taxes by an Obligor to a Governmental Authority, the Obligor shall deliver to the Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Agent.

(5)                                 Any Foreign Lender that is entitled to an exemption from or reduction of withholding tax under the law of the jurisdiction in which the Borrower is resident for tax purposes, or any treaty to which such jurisdiction is a party, with respect to payments hereunder or under any other Loan Document shall, at the request of the Borrower, deliver to the Borrower (with a copy to the Agent), at the time or times prescribed by Applicable Law or reasonably requested by the Borrower or the Agent, such properly completed and executed documentation prescribed by Applicable Law as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, (a) any Lender, if requested by the Borrower or the Agent, shall deliver such other documentation prescribed by Applicable Law or reasonably requested by the Borrower or the Agent as will enable the Borrower or the Agent to determine whether or not such Lender is subject to withholding or information reporting requirements, and (b) any Lender that ceases to be, or to be deemed to be, resident in Canada for purposes of Part XIII of the Income Tax Act (Canada) or any successor provision thereto shall within five days thereof notify the Borrower and the Agent in writing.

(6)                                 If the Agent or a Lender determines, in its sole discretion, that it has received a refund of any Taxes or Other Taxes as to which it has been indemnified by the Borrower or with respect to which an Obligor has paid additional amounts pursuant to this Section or that, because of the payment of such Taxes or Other Taxes, it has benefited from a reduction in Excluded Taxes otherwise payable by it, it shall pay to the Borrower or the Obligor, as applicable, an amount equal to such refund or reduction (but only to the extent of indemnity payments made, or additional amounts paid, by the Borrower or Obligor under this Section with respect to the Taxes or Other Taxes giving rise to such refund or reduction), net of all out-of-pocket expenses of the Agent or such Lender, as the case may be, and without interest (other than any net after-Tax interest paid by the relevant Governmental Authority with respect to such refund). The Borrower or Obligor, as applicable, upon the request of the Agent or such Lender, agrees to repay the amount paid over to the Borrower or Obligor (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Agent or such Lender if the Agent or such Lender is required to repay such refund or reduction to such Governmental Authority. This paragraph shall not be construed to require the Agent or any Lender to make available its tax returns (or any other information relating to its Taxes that it deems confidential) to the Borrower or any other Person, to arrange its affairs in any particular manner or to claim any available refund or reduction.

11.9                        Increased Costs etc.

(1)                                  If any Change in Law shall:

(a)                                  impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender;

(b)                                 subject any Lender to any Tax of any kind whatsoever with respect to this Agreement or any Advance made by it, or change the basis of taxation of payments to such Lender in respect thereof, except for Indemnified Taxes or Other Taxes covered by Section 11.8 and the imposition, or any change in the rate, of any Excluded Tax payable by such Lender; or

(c)                                  impose on any Lender or any applicable interbank market any other condition, cost or expense affecting this Agreement or Advances made by such Lender;

and the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining any Advance (or of maintaining its obligation to make any such Advance), or to reduce the amount of any sum received or receivable by such Lender hereunder (whether of principal, interest or any other amount), then upon request of such Lender the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender for such additional costs incurred or reduction suffered.

(2)                                 If any Lender determines that any Change in Law affecting such Lender or any lending office of such Lender or such Lender’s holding company, if any, regarding capital requirements has or would have the effect of reducing the rate of return on such Lender’s capital or on the capital of such Lender’s holding company, if any, as a consequence of this Agreement, the Commitments of such Lender or the Advances made by such Lender, to a level below that which such Lender or its holding company could have achieved but for such Change in Law (taking into consideration such Lender’s policies and the policies of its holding company with respect to capital adequacy), then from time to time the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender or its holding company for any such reduction suffered.

(3)                                 A certificate of a Lender setting forth the amount or amounts necessary to compensate such Lender or its holding company, as the case may be, as specified in this Section, including reasonable detail of the basis of calculation of the amount or amounts, and delivered to the Borrower shall be conclusive absent manifest error. The Borrower shall pay such Lender the amount shown as due on any such certificate within 10 days after receipt thereof.

(4)                                 Failure or delay on the part of any Lender to demand compensation pursuant to this Section shall not constitute a waiver of such Lender’s right to demand such compensation, except that the Borrower shall not be required to compensate a Lender pursuant to this Section for any increased costs incurred or reductions suffered more than nine months before the date that such Lender notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender’s intention to claim compensation therefor, unless the Change in Law giving rise to such increased costs or reductions is retroactive, in which case the nine-month period referred to above shall be extended to include the period of retroactive effect thereof.

11.10                 Mitigation Obligations; Replacement of Lenders

(1)                                 If any Lender requests compensation under Section 11.9, or requires the Borrower to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 11.8, then such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 11.8 or 11.9, as the case may be, in the future and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. The Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment unless the Borrower has repaid or replaced the Lender in accordance with Section 11.10(2).

(2)                                 If any Lender requests compensation under Section 11.9, if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 11.8, if any Lender’s obligations are suspended pursuant to Section 11.11 or if any Lender defaults in its obligation to fund Loans hereunder, then the Borrower may, at its sole expense and effort, upon 10 days’ notice to such Lender and the Agent, either (i) repay all Obligations to the Lender and reduce the amount of the Credit by an amount equal to the Lender’s Commitment, or (ii) require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Section 10.2), all of its interests, rights and obligations under this Agreement and the related Loan Documents to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment), provided that:

(a)                                  in the case of an assignment, the Borrower pays the Agent the assignment fee specified in Section 10.2(1)(f);

(b)                                 the Lender receives payment of an amount equal to the outstanding principal of its Advances, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Loan Documents (including any breakage costs and amounts required to be paid under this Agreement as a result of prepayment to a Lender) from any assignee and/or the Borrower;

(c)                                  in the case of any assignment resulting from a claim for compensation under Section 11.9 or payments required to be made pursuant to Section 11.8, such assignment will result in a reduction in such compensation or payments thereafter; and

(d)                                 any assignment does not conflict with Applicable Law.

(3)                                 A Lender shall not be required to make any such assignment or delegation or accept repayment if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation or repayment cease to apply.

11.11                 Illegality If any Lender determines that any Applicable Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender or its applicable lending office to make or maintain any Advance (or to maintain its obligation to make any Advance), or to determine or charge interest rates based upon any particular rate, then, on notice thereof by such Lender to the Borrower through the Agent, any obligation of such Lender with respect to the activity that is unlawful shall be suspended until such Lender notifies the Agent and the Borrower that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice, the Borrower shall, upon demand from such Lender (with a copy to the Agent), prepay or, if conversion would avoid the activity that is unlawful, convert any

Advances, or take any necessary steps with respect to any L/C in order to avoid the activity that is unlawful. Upon any such prepayment or conversion, the Borrower shall also pay accrued interest on the amount so prepaid or converted. Each Lender agrees to designate a different lending office if such designation will avoid the need for such notice and will not, in the good faith judgment of such Lender, otherwise be materially disadvantageous to such Lender.

11.12                 Interest on Miscellaneous Amounts.

(1)                                 If an Obligor fails to pay any amount payable under this Agreement (other than principal, interest thereon or interest on interest, which is payable as otherwise provided in this Agreement) on the due date, that Obligor shall, on demand, pay interest on such overdue amount to the Agent from and including such due date up to but excluding the date of actual payment, both before and after demand, default or judgment, at a rate of interest equal to the rate applicable to Base Rate Advances from time to time, compounded monthly.

(2)                                 If the Borrower deposits cash as Cash Collateral pursuant to a requirement under this Agreement, the Agent or the Lender or Lenders holding the cash shall pay the Borrower interest on the cash while it continues to be held as Cash Collateral at the rate offered by the relevant Lenders from time to time for deposits in the relevant currency of comparable size and term.

11.13                 Currency Indemnity. In the event of a judgment or order being rendered by any court or tribunal for the payment of any amounts owing to the Agent or the Lenders or any of them under this Agreement or for the payment of damages in respect of any breach of this Agreement or under or in respect of a judgment or order of another court or tribunal for the payment of such amounts or damages, such judgment or order being expressed in a currency (“the Judgment Currency”) other than the currency payable hereunder or thereunder (“the Agreed Currency”), the party against whom the judgment or order is made shall indemnify and hold the Agent and the Lenders harmless against any deficiency in terms of the Agreed Currency in the amounts received by the Agent and the Lenders arising or resulting from any variation as between (a) the Exchange Rate at which the Agreed Currency is converted into the Judgment Currency for the purposes of such judgment or order, and (b) the Exchange Rate at which the Agent or each Lenders is able to purchase the Agreed Currency with the amount of the Judgment Currency actually received by the Agent or the Lender on the date of such receipt. The indemnity in this Section shall constitute a separate and independent obligation from the other obligations of the Obligors hereunder, shall apply irrespective of any indulgence granted by the Agent and the Lenders, and shall be secured by the Security.

11.14                 Notices.

(1)                                 Except in the case of notices and other communications expressly permitted to be given by telephone (and except as provided in Section 11.14(3)), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopier to the addresses or telecopier numbers specified beside the respective signatures of the parties to this Agreement or on any Assignment and Assumption or, if to an Obligor other than the Borrower, in care of the Borrower.

(2)                                 Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by telecopier shall be deemed to have been given when sent (except that, if not given on a Business Day between 9:00 a.m. and 5:00 p.m. local time where the recipient is located, shall be deemed to have been given at 9:00 a.m. on the next Banking Day for the recipient). Notices delivered through electronic communications to the extent provided in Section 11.14(3), shall be effective as provided in that Section.

(3)                                 Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by the Agent, except that the foregoing shall not apply to notices to any Lender of Advances to be made if the Lender has notified the Agent that it is incapable of receiving notices relating to Advances by electronic communication. The Agent or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, but approval of such procedures may be limited to particular notices or communications.

(4)                                 Unless the Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement), except that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next Banking Day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

(5)                                 Any party to this Agreement may change its address or telecopier number for notices and other communications hereunder by notice to the other parties hereto.

11.15                 Time of the Essence. Time is of the essence of this Agreement.

11.16                 Further Assurances. The Obligors shall, at the request of the Agent, promptly do, execute, deliver or cause to be done, executed or delivered all such further acts, documents and matters as may, in the reasonable opinion of the Agent, be necessary or desirable in order to fully perform and carry out the purpose and intent of the Loan Documents.

11.17                 Term of Agreement. Except as otherwise provided herein, this Agreement shall remain in full force and effect until the indefeasible payment and performance in full in cash of all of the Obligations. The obligations of the Obligors in Sections 11.7, 11.8 and 11.9 and of the Lenders in Section 9.9(3) shall continue for the benefit of those to whom the obligations are owed notwithstanding the termination of this Agreement or the termination of any particular person’s role as Obligor, Agent or Lender.

11.18                 Counterparts and Facsimile

(1)                                 This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and the other Loan Documents and any separate agreements with respect to fees payable to the Agent constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in Article 4, this Agreement shall become effective when it has been executed by the Agent and when the Agent has received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto. Delivery of an executed counterpart of a signature page of this Agreement by telecopy or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this Agreement.

(2)                                 The words “execution,” “signed,” “signature,” and words of like import in any Assignment and Assumption shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any Applicable Law, including Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario) and other similar federal or provincial laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada or its Uniform Electronic Evidence Act, as the case may be.

11.19                 Waiver of Jury Trial, Consequential Damages Etc.

(1)                                 Each party hereto hereby irrevocably waives, to the fullest extent permitted by Applicable Law, any right it may have to a trial by jury in any legal proceeding directly or indirectly arising out of or relating to this Agreement or any other Loan Document or the transactions contemplated hereby or thereby (whether based on contract, tort or any other theory).

(2)                                 To the fullest extent permitted by Applicable Law, the Obligors shall not assert, and hereby waive, any claim against any Indemnitee, on any theory of liability, for indirect, consequential, punitive, aggravated or exemplary damages (as opposed to direct damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby (or any breach thereof), the transactions contemplated hereby or thereby, any Advance or the use of the proceeds thereof. No Indemnitee shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby.

(3)                                 The Borrower acknowledges and agrees that none of the Agent or the Lenders shall have any liability to them in relation to any due diligence investigations conducted by any of them in connection with the transactions contemplated hereby or be under any obligation whatsoever to disclose to them any information received or facts disclosed by any such investigations. The Borrower further acknowledges and agrees that they are not relying, will not rely, and will not be deemed, in any respect whatsoever, to have relied upon the facts received by and information disclosed to any of the Agent or the Lenders under or in connection with such due diligence investigations.

(4)                                 Each party hereto (a) certifies that no representative, agent or attorney of any other person has represented, expressly or otherwise, that such other person would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the other Loan Documents by, among other things, the mutual waivers and certifications in this Section.

11.20                 Treatment of Certain Information: Confidentiality

(1)                                 Each of the Agent and the Lenders agrees to maintain the confidentiality of Information, except that Information may be disclosed (a) to it, its Affiliates and its and its Affiliates’ respective partners, directors, officers, employees, agents, advisors and representatives (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority purporting to have jurisdiction over it (including any self-regulatory authority), (c) to the extent required by Applicable Laws or regulations or by any subpoena or similar legal process, (d) to any other party hereto, (e) in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement or (ii) any actual or prospective counterparty (or its advisors) to any swap, derivative, credit-linked note or similar transaction relating to the Borrower and the Obligations, (g) with the consent of the Borrower or (h) to the extent such Information (x) becomes publicly available other than as a result of a breach of this Section or (y) becomes available to the Agent or any Lender on a non- confidential basis from a source other than a Restricted Party.

(2)                                 For purposes of this Section, “Information” means all information received in connection with this Agreement from any Restricted Party relating to any Restricted Party or any of its Subsidiaries or any of their respective businesses, other than any such information that is available to the Agent or any Lender on a non-confidential basis before such receipt. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information. In addition, the Agent may disclose to any agency or organization that assigns standard identification numbers to loan facilities such basic information describing the Credit as is necessary to assign unique identifiers (and, if requested, supply a copy of this Agreement), it being understood that the Person to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to make available to the public only such Information as such person normally makes available in the course of its business of assigning identification numbers.

(3)                                 In addition, and notwithstanding anything herein to the contrary, the Agent may provide the information described on SCHEDULE H concerning the Borrower and the Credit to Loan Pricing Corporation and/or other recognized trade publishers of information for general circulation in the loan market.

11.21                 Entire Agreement. This Agreement and the other Loan Documents constitute the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersede all prior correspondence, agreements, negotiations, discussions and understandings, written or oral. Except as specifically specified in this Agreement or any other Loan Document, there are no representations, warranties, conditions or other agreements or acknowledgments, whether direct or collateral, express or implied, written or oral, statutory or otherwise, that form part of or affect this Agreement or the agreements referred to herein, or which induced any Party to enter into this Agreement or the agreements referred to herein or on which reliance is placed by any Party. Without limiting the foregoing, the commitment letter and term sheet from BNS and Société Générale to the Borrower dated 20 August 2007 are cancelled and superseded.

11.22                 This Agreement to Govern. In the event of any conflict or inconsistency between the terms of this Agreement and the terms of any other Loan Document (other than any Intercreditor Agreement, which shall prevail as against this Agreement), the provisions of this Agreement shall govern to the extent necessary to remove the conflict or inconsistency.

11.23                 Language. The Parties have required that this Agreement and all contracts or notices relating to this Agreement be in the English language, but without prejudice to any such documents or instrument which may from time to time be drawn up in French only, or in both French and English. Les parties ont exigé que cette convention et tout contrat, document ou avis y afférent soient rédigés en langue anglaise, mais sans que cette disposition n’affecte toutefois la validité de tout tel document qui pourrait à l’occasion être rédigé en français seulement ou à la fois en français et en anglais.

11.24                 Date of Agreement. This Agreement may be referred to as being dated 15 April 2008 or as of 15 April 2008, notwithstanding the actual date of execution.

[Signature pages follow]

IN WITNESS WHEREOF, the Parties have duly executed this Agreement.

Address for Notice

Iamgold Corporation		IAMGOLD CORPORATION
401 Bay Street, Suite 3200
P.O. Box 153
Toronto, Ontario
M5H 2Y4
		By:	/s/ [ILLEGIBLE]
Attention:	Chief Financial Officer	Name: [ILLEGIBLE]
Fax No.:	416 360 4750	Position: Chief Financial Officer

[Signature page for Iamgold Corporation credit agreement]

1

AGEM LTD.

By:	/s/ Joe Conway
Name: Joe Conway
Position: Director

[Signature page for Iamgold Corporation credit agreement]

2

REPADRE CAPITAL (BVI) INC.

By:	/s/ Joe Conway
Name: Joe Conway
Position: Director

[Signature page for Iamgold Corporation credit agreement]

3

REPADRE FINANCE (BVI) INC.

By:	/s/ Joe Conway
Name: Joe Conway
Position: Director

[Signature page for Iamgold Corporation credit agreement]

4

REPADRE VENTURES (BVI) INC.

By:	/s/ Joe Conway
Name: Joe Conway
Position: Director

[Signature page for Iamgold Corporation credit agreement]

5

REPADRE INTERNATIONAL CORP.

By:	/s/ Joe Conway
Name: Joe Conway
Position: Director

[Signature page for Iamgold Corporation credit agreement]

6

GALLERY GOLD PTY LIMITED

By:	/s/ Larry Phillips
Name: Larry Phillips
Position: SVP Corp Affairs

By:	/s/ John T. Shaw
Name: John T. Shaw
Position: Director

[Signature page for Iamgold Corporation credit agreement]

7

IAMGOLD-QUEBEC MANAGEMENT INC.

By:	/s/ Tim Bradburn
Name: Tim Bradburn
Position: Corporate Secretary

[Signature page for Iamgold Corporation credit agreement]

8

ROSEBEL GOLD MINES N.V.

By:	/s/ Renaud Adams
Name: Renaud Adams
Position: President and General Manager

[Signature page for Iamgold Corporation credit agreement]

9

CBJ FRANCE S.A.S.

By:	/s/ Denis Miville-Deschenes
Name: Denis Miville-Deschenes
Position: President

[Signature page for Iamgold Corporation credit agreement]

10

Address for Notice

The Bank of Nova Scotia		THE BANK OF NOVA SCOTIA
Corporate Banking – Global Mining
Suite 6200, 40 King Street West
Toronto, Ontario
M5W 2X6
		By:	/s/ Ray Clarke
Attention:	Managing Director	Ray Clarke
Fax No.:	416 866 2009	Managing Director

		By:	/s/ Evan Ivanov
Evan Ivanov
Director

[Signature page for Iamgold Corporation credit agreement]

11

Address for Notice

Société Générale (Canada Branch)	SOCIETE GENERALE (Canada Branch)
100 Yonge Street, Suite 1002,
Toronto, Ontario,
M5C 2W1
	By:	/s/ Michael Manion
Attention: Mining Finance	Michael Manion
Fax No.: 416 364 9996	Director – Mining Finance

	By:	/s/ Ernesto Rambaldini
Name: Ernesto Rambaldini
Position: Vice-President

[Signature page for Iamgold Corporation credit agreement]

12

Address for Notice

National Bank of Canada		NATIONAL BANK OF CANADA
Credit Capital Markets
1155 Metcalfe Street, 5th floor
Montreal, Quebec
H3B 4S9
		By:	/s/ Andre Marenger
Attention:	Andre Marenger	Name: Andre Marenger
Fax No.:	514 390 7860	Title: Director

		By:	/s/ Roch Ledoux
Name: Roch Ledoux
Title: Director

[Signature page for lamgold Corporation credit agreement]

13

Address for Notice

N M Rothschild & Sons Limited		N M ROTHSCHILD & SONS LIMITED
New Court
St. Swithin’s Lane
London
EC4P 4DU

Credit Matters:		By:	/s/ George Pyper	N.A. Wood
Attention:	George Pyper / Jules Nelson	Name: George Pyper		Nicholas Wood
Fax No.:	+44 20 7280 5139	Title: Director		Director

Administration Matters:		By:
Attention:	Andrew Johnson / Andrew Weaver	Name:
Fax No.:	+44 20 7280 5403	Title:

[Signature page for Iamgold Corporation credit agreement]

14

Address for Notice

The Toronto-Dominion Bank		THE TORONTO-DOMINION BANK
TD Tower, 66 Wellington Street West
8th Floor
Toronto, Ontario
M5K 1A2
		By:	/s/ Rohan Appadurai
Attention:	Rohan Appadurai	Name: Rohan Appadurai
Fax No.:	416 944 5630	Title: Managing Director

		By:	/s/ Tom Minos
Name: Tom Minos
Title: Vice President

[Signature page for Iamgold Corporation credit agreement]

15

Address for Notice

The Bank of Nova Scotia		THE BANK OF NOVA SCOTIA, as Agent
Corporate Banking – Loan Syndications
Suite 6200, 40 King Street West
Toronto, Ontario
M5W 2X6
		By:	/s/ Alastair Borthwick
Attention:	Managing Director	Name: Alastair Borthwick
Fax No.:	416 866 3329	Title: Director

		By:	/s/ Stella Luna
Name: Stella Luna
Position: Associate Director

[Signature page for Iamgold Corporation credit agreement]

16

SCHEDULE A

LENDERS’ APPLICABLE PERCENTAGES

[See reference in Section 1.1(7)]

The Bank of Nova Scotia	36.607% (original Commitment $51,250,000)
Société Générale (Canada Branch)	35.714% (original Commitment $50,000,000)
National Bank of Canada	10.714% (original Commitment $15,000,000)
N M Rothschild & Sons Limited	8.929% (original Commitment $12,500,000)
The Toronto-Dominion Bank	8.036% (original Commitment $11,250,000)

SCHEDULE B

INFORMATION REGARDING OBLIGORS
[See reference in Section 6.1(13)(a)]

IAMGOLD CORPORATION

History of Amalgamations

IAMGOLD Corporation results from the merger of IAMGOLD Corporation with Repadre Capital Corporation on 1 January 2004

Repadre Capital Corporation merged with 1551116 Ontario Inc. on 7 January 2003

IAMGOLD Corporation merged with 3740781 Canada Ltd. on 11 April 2000

Repadre Capital Corporation merged with Mutual Resources Limited and Golden Knight Resources Inc. on 1 January 2000

Golden Knight Resources Inc. merged with GKR Acquisition Corporation on 29 July 1999

Changes of Name

Prior names include Iamgold International African Mining Gold Corporation, 3740781 Canada Ltd., Repadre Capital Corporation, Repadre Resources Ltd., Padre Resources Ltd., Mutual Resources Limited, Mutual Resources Ltd., Golden Knight Resources Inc. / Les Resources Golden Knight Inc., 1551116 Ontario Inc., GKR Acquisition Corporation, Horizon Energy Inc., Fanfair Energy Corp. and 578082 British Columbia Ltd.

Shareholders

Publicly held company

Equity Interests Owned in Other Persons

Iamgold South America Corporation (100%)

AGEM Ltd. (100%)

Repadre Capital (BVI) Inc. (100%)

Repadre International Corporation (100%)

Gallery Gold Pty Limited (100%)

Iamgold-Québec Management Inc. (100%)

Nature of Business

International mining exploration

Location of Head Office and Chief Executive Office (if different)

401 Bay Street, Suite 3200, Toronto, Ontario, M5H 2Y4

AGEM LTD.

History of Amalgamations

None

Changes of Name

AGEM Ltd. was formerly known as Whetstone Trading Corporation until 17 December 1991

Shareholders

IAMGOLD Corporation (100%)

Equity Interests Owned in Other Persons

Sadiola Exploration Limited (50%)

La Société d’Exploitation des Mines d’Or de Sadiola S.A. (38%)

Nature of Business

Exploration, development and mining of precious metals

Location of Head Office and Chief Executive Office (if different)

The Business Centre, Upton, St. Michael, Barbados, West Indies

REPADRE CAPITAL (BVI) INC.

History of Amalgamations

None

Changes of Name

Repadre Capital (BVI) Inc. was formerly known as Golden Knight (BVI) Inc. until 29 December 1999

2

Shareholders

IAMGOLD Corporation (100%)

Equity Interests Owned in Other Persons

Repadre Finance (BVI) Inc. (100%)

Repadre Ventures (BVI) Inc. (100%)

Nature of Business

Investment holding

Location of Head Office and Chief Executive Office (if different)

Harneys Corporate Services Limited, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands

REPADRE FINANCE (BVI) INC.

History of Amalgamations

None

Changes of Name

Repadre Finance (BVI) Inc. was formerly known as Abore Mining (BVI) Limited until 29 December 1999

Shareholders

Repadre Capital (BVI) Inc. (100%)

Equity Interests Owned in Other Persons

Gold Fields Ghana Ltd. (5%)

Nature of Business

Investment holding

Location of Head Office and Chief Executive Office (if different)

Harneys Corporate Services Limited, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands

3

REPADRE VENTURES (BVI) INC.

History of Amalgamations

None

Changes of Name

Repadre Ventures (BVI) Inc. was formerly known as Golden Knight Tarkwa (BVI) Inc. until 29 December 1999

Shareholders

Repadre Capital (BVI) Inc. (100%)

Equity Interests Owned in Other Persons

Gold Fields Ghana Ltd. (12.5%)

Nature of Business

Investment holding

Location of Head Office and Chief Executive Office (if different)

Harneys Corporate Services Limited, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands

REPADRE INTERNATIONAL CORPORATION

History of Amalgamations

None

Changes of Name

None

Shareholders

IAMGOLD Corporation (100%)

4

Equity Interests Owned in Other Persons

Gold Fields Ghana Ltd. (1.4%)

Abosso Gold Fields Ltd. (18.9%)

Nature of Business

Investment and holdings in mining exploration, development and operations

Location of Head Office and Chief Executive Office (if different)

The Business Centre, Upton, St. Michael, Barbados, West Indies

GALLERY GOLD PTY LIMITED

History of Amalgamations

Gallery Gold Limited merged with Spinifex Gold Ltd on 5 November 2003

Changes of Name

Gallery Gold Pty Limited — 7 April 2006 to present (Change of company type, not name)

Gallery Gold Limited — 8 June 1999 to 7 April 2006 (Change of company type, not name)

Gallery Gold NL — 27 March 1997 to 8 June 1999

Gallery Resources NL — 20 February 1992 to 27 March 1997

New Australian Resources NL — 13 March 1985 to 20 February 1992

Shareholders

IAMGOLD Corporation (100%)

Equity Interests Owned in Other Persons

Spinifex Gold Ltd. (100%)

Mupane Gold Mining (Pty) Ltd. (100%)

Gallery Gold Botswana (Pty) Ltd (100%)

Shashe Mines (Pty) Ltd (100%)

Nature of Business

Mineral exploration

Location of Head Office and Chief Executive Office (if different)

Head office located at 9 Havelock Street, West Perth, Western Australia 6005

5

Chief executive office located at 401 Bay Street, Suite 3200, Toronto, Ontario, M5H 2Y4

IAMGOLD-QUÉBEC MANAGEMENT INC.

History of Amalgamations

Iamgold-Québec Management Inc. results from the merger of Iamgold-Québec Management Inc. with Cambior Inc. on 8 November 2006

Cambior Inc. merged with VSM Exploration Inc. on 1 January 1994

Cambior Inc. merged with Rouanda Mines Inc. on 1 January 1988

Rouanda Mines Inc. resulted from the merger of Aiguebelle Resources Inc. with 2427-8491 Québec Inc. on 13 February 1987

Changes of Name

Prior names include Cambior Inc., VSM Exploration Inc. / Exploration VSM Inc., Orilya Exploration Inc., Rouanda Mines Inc. / Mines Rouanda Inc., Aiguebelle Resources Inc. / Ressources Aiguebelle Inc., Exploration Aiguebelle Inc., 2427-8491 Québec Inc. and Niobec Inc.

Shareholders

IAMGOLD Corporation (100%)

Equity Interests Owned in Other Persons

Iamgold Peru S.A. (100%)

Rosebel Gold Mines N.V. (95%)

CBJ-France S.A.S. (100%)

Nature of Business

Mining exploration

Location of Head Office and Chief Executive Office (if different)

Head office located at 1111 St-Charles Street West, Suite 750, East Tower, Longueuil, Québec, J4K 5G6

Chief executive office located at 401 Bay Street, Suite 3200, Toronto, Ontario, M5H 2Y4

6

ROSEBEL GOLD MINES N.V.

History of Amalgamations

None

Changes of Name

None

Shareholders

Iamgold-Québec Management Inc. (95%)

Republic of Suriname (5%)

Equity Interests Owned in Other Persons

None

Nature of Business

Exploration, development and exploitation of minerals, including gold, precious metals, base metals and stones, as well as the business of mining, smelting, milling and refining of minerals

Location of Head Office and Chief Executive Office (if different)

Heerenstraat No. 8, Paramaribo, Republic of Suriname

CBJ-FRANCE S.A.S.

History of Amalgamations

None

Changes of Name

CBJ-France S.A.S was formerly known as SARL CBJ-France until 30 December 2004

Shareholders

Iamgold-Québec Management Inc. (100%)

7

Equity Interests Owned in Other Persons

CBJ-Caiman S.A.S. (100%)

Nature of Business

Exploration, prospection, the development as well as the exploitation and the marketing of any mining resource

Location of Head Office and Chief Executive Office (if different)

PK 6,5 Route de Montjoly, Chemin Poupon, 97354 — REMIRE-MONTJOLY (Guyane FranVaise)

[Note: see organizational chart attached]

8

Combined Corporate Structure

IAMGOLD Corporation (Canada) [Toronto]
IAMGOLD South America Corporation (Barbados) (100%)
AGEM Ltd. (Barbados) (100%)
Gallery Gold Limited (Australia) (100%)
IAMGOLD-Québec Management Inc. (Canada) (100%) [Longueuil]
IAMGOLD Ecuador S.A. (Ecuador) (100%)
IAMGOLD Argentina S.A. (Argentina) (100%)
IAMGOLD Brazil S.A. (Brazil) (100%)
La Société d'Exploitation des Mines d'Or de Sadiola S.A. (Mali) (38%)
Sadiola Exploration Limited (BVI) (50%)
Kenieba Exploration Company Limited (BVI) (100%)
Société d'Exploitation des Mines d'Or de Yatela S.A. (Mali) (80%)
Repadre Capital (BVI) Inc. (BVI) (100%)
Repadre Ventures (BVI) Inc. (BVI) (100%)
Repadre Finance (BVI) Inc. (BVI) (100%)
5%
12.5%
1.4%
Gold Fields Ghana Limited (Ghana) (18.9%)
Repadre Capital Inc. (USA) (100%)
Mutual Ghana Ltd (Ghana) (100%)
Repadre International Corporation (Barbados) (100%)
Abosso Goldfields Limited (Ghana) (18.9%)
Spinifex Gold Limited (Australia) (100%)
East Africa Gold Corporation (Canada) (100%)
IAMGOLD Tanzania Limited (Tanzania) (100%)
Lake Victoria Gold Mines Ltd (Tanzania) (100%)
Sukuma Mines Ltd (Tanzania) (100%)
Buckreef Consolidated Mines Ltd (Tanzania) (80%)
IAMGOLD Botswana (Pty) Ltd (Botswana) (100%)
Mupane Gold Mining (Pty) Ltd (Botswana) (100%)
Shashe Mines (Pty) Ltd (Botswana) (85%)
IAMGOLD Management Services Inc. (Canada) (100%) [Longueuil]
* IAMGOLD Mexico, S.A. de C.V. (Mexico) (100%) [Hermosillo]
Cambior Guyane S.A.R.L. (France) (100%) [Cayenne]
Rosebel Gold Mines N.V. (Suriname) (95%) [Paramaribo]
OMAI Gold Mines Limited (Guyana) (95%) [Georgetown]
OMAI Bauxite Company Inc. (Guyana) (100%) [Georgetown]
* 3765351 Canada Inc. (Canada) (100%) [Québec]
9149-6117 Québec Inc. (Québec) (100%) [Longueuil]
Minera Polo Sur S.A. (Chile) (76,7%) [Santiago]
* IAMGOLD Peru, S.A. (Peru) (100%) [Lima]
La Arena S.A. (Peru) (100%) [Lima]
Aurífera La Arena S.A.C. (Peru) (100%) [Lima]
IAMGOLD Holdings (USA) Inc. (Delaware) (100%) [Denver]
IAMGOLD Gestion Peru S.A.C. (Peru) (100%) [Lima]
CBJ Holdings (Barbados) Inc. (Barbados) (100%) [Bridgetown]
CBJ-France S.A.S. (France) (100%) [Cayenne]
IAMGOLD Exploration USA Inc. (Nevada) (100%) [Denver]
IAMGOLD Alaska, LLC (Colorado) (100%) [Denver]
IAMGOLD Purchasing Services Inc. (Texas) (100%) [Houston]
CBJ-Caiman S.A.S. (France) (100%) [Cayenne]

* IAMGOLD-Québec Management Inc. holds all but 1 share

SCHEDULE C

COMPLIANCE CERTIFICATE

[see reference in Section 1.1(20)]

TO:	THE LENDERS (as defined in the Credit Agreement referred to below)

AND TO:	THE BANK OF NOVA SCOTIA, as Agent
Corporate Banking — Loan Syndications
62nd Floor
40 King Street West
Toronto, Ontario
M5W 2X6

Attention: Managing Director and Unit Head
Fax No.: 416 866 3329

We refer to Section 7.3(1)(c) of the credit agreement dated as of 15 April 2008 between Iamgold Corporation and others as Obligors, The Bank of Nova Scotia as Agent and the Lenders named therein, as amended, supplemented, restated or replaced from time to time (the “Credit Agreement”). All capitalized terms used in this certificate and defined in the Credit Agreement have the meanings defined in the Credit Agreement. This Compliance Certificate relates to the Borrower’s fiscal quarter ended          (the “Quarter End”).

1.                                       The Borrower hereby certifies that:

(a)                                  the representations and warranties made in Section 6.1 of the Credit Agreement, other than those expressly stated to be made as of a specific date, are true on and as of the date hereof with the same effect as if such representations and warranties had been made on and as of the date hereof;

(b)                                 no Default has occurred and is continuing on the date hereof [or as the case may be].

2.                                       The Borrower hereby certifies that, as of the Quarter End:

(a)                                  the Senior Debt Ratio was          to 1;

(b)                                 the Tangible Net Worth was $             and the minimum required Tangible Net Worth was $               ;

(c)                                  the Current Ratio was               to 1.

3.                                       Appendix A attached sets out the calculations of the ratios etc. referred to in item 2 above.

4.                                       Appendix B attached contains details of all changes as of the Quarter End to the Other Secured Obligations, cash accounts, investment accounts, bullion accounts, insurance policies and Derivatives of the Obligors as described in the Compliance Certificate dated [Note: date of last Compliance Certificate].

5.                                       Appendix C attached contains details as of the Quarter End of all Intercorporate Obligations having outstanding principal balances greater than US $750,000 that are owing by Obligors to Restricted Parties that are not Obligors.

DATED

IAMGOLD CORPORATION

By:
Name:
Title:

By:
Name:
Title:

SCHEDULE D

NOTICE OF ADVANCE, PAYMENT, ROLLOVER OR CONVERSION
[see reference in Section 5.4(1)]

TO:	THE BANK OF NOVA SCOTIA
Wholesale Banking Operations
Loan Operations
720 King Street West
2nd Floor
Toronto, Ontario
M5V 2T3

	Attention:	Senior Manager
	Fax No.:	416-866-5991

We refer to Section 5.4(1) of the credit agreement dated as of 15 April 2008 between Iamgold Corporation and others as Obligors, The Bank of Nova Scotia as Agent and the Lenders named therein, as amended, supplemented, restated or replaced from time to time (the “Credit Agreement”). All capitalized terms used in this certificate and defined in the Credit Agreement have the meanings defined in the Credit Agreement.

Request for Advance

The Borrower hereby irrevocably requests as follows:

(A)	that an Advance be made under the Credit	( )

(B)	the requested Advance represents the following [check one or more]:

	increase in Advances under the Credit	( )
	rollover of existing Advances under the Credit	( )
	conversion of existing Advances to another type of Advance	( )

(C)	the Drawdown Date shall be

(D)	the Advance shall be in the form of [check one or more and complete details]:

	Base Rate Advance	( )
Amount:

	LIBOR Advance	( )
Amount:
End of LIBOR Period:
	L/C	( )
Nominal Amount:
Expiry Date:
[Note: attach proposed form or details]

(E)	the proceeds of the Advance shall be deposited in [specify Designated Account]

The Borrower hereby confirms as follows:

(a)                                  the representations and warranties made in Section 6.1 of the Credit Agreement, other than those expressly stated to be made as of a specific date, are true on and as of the date hereof with the same effect as if such representations and warranties had been made on and as of the date hereof;

(b)                                 no Default has occurred and is continuing on the date hereof or will result from the Advance(s) requested herein;

(c)                                  after reasonable inquiry, the Borrower has no reason to believe that it will not be in compliance with all covenants contained in Section 7.1 of the Credit Agreement at the end of its current fiscal quarter and was not in compliance with those covenants at the end of its immediately preceding fiscal quarter if it has not yet delivered its Compliance Certificate for that quarter;

(d)                                 the Borrower will immediately notify you if it becomes aware of the occurrence of any event which would mean that the statements in the immediately preceding clauses (a), (b) and (c) would not be true if made on the Drawdown Date;

(e)                                  all other conditions precedents in Sections 4.1 and 4.2 of the Credit Agreement have been fulfilled.

Notice of Payment, Rollover or Conversion

The Borrower hereby irrevocably notifies you of the following:

(a)	that a payment, rollover or conversion will be made under the Credit	( )

(b)	the payment, rollover or conversion represents the following [check one or more]:

	reduction in Advances under Credit	( )
	rollover of existing Advances as the same	( )
type of Advance under Credit

	conversion of existing Advances to another	( )
type of Advance under Credit

(c)	the payment, rollover or conversion date shall be

(d)	the Advance to be paid, rolled over or converted shall be in the form of [check one or more and complete details]:

	Base Rate Advance	( )
Amount:

	LIBOR Advance	( )
Amount:
Start of current LIBOR Period:

DATED

IAMGOLD CORPORATION

By:
Name:
Title:

cc.	The Bank of Nova Scotia
Corporate Banking, Loan Syndications
40 King Street West
Scotia Plaza, 62nd Floor
Toronto, Ontario
M5W 2X6

	Attention:	Managing Director
	Fax No.:	416 866 3329

SCHEDULE E

OTHER SECURED OBLIGATIONS
[see reference in Section 3.2(2)]

Cash Management Arrangements with National Bank of Canada

Redacted

SCHEDULE F

INTERCORPORATE OBLIGATIONS ETC.

[see reference in Section 6.1(12)]

INTERCORPORATE OBLIGATIONS

As at 31 December 2007

Creditor	Debtor	Amount USD

Redacted

Creditor	Debtor	Amount USD

Redacted

CASH ACCOUNTS

Company	Bank	Address	Currency	Account No.

Redacted

Company	Bank	Address	Currency	Account No.

Redacted

Company	Bank	Address	Currency	Account No.

Redacted

Company	Bank	Address	Currency	Account No.

Redacted

Company	Bank	Address	Currency	Account No.

Redacted

Company	Bank	Address	Currency	Account No.

Redacted

INVESTMENT ACCOUNTS

Company	Broker	Account No.

Redacted

GOLD BULLION

Deposited With	Address	Company

Redacted

DERIVATIVES OF MUPANE (Guaranteed by Iamgold Corporation and Gallery Gold
Pty Limited)

Redacted

INSURANCE POLICIES

Coverage	Limit	Expiry Date

Redacted

SCHEDULE G

ROYALTY AGREEMENTS
[see reference in Section 1.1(77)(p)]

Redacted

SCHEDULE H

INFORMATION THAT MAY BE DISCLOSED
[see reference in Section 11.20(3)]

Company Level	Deal Specific	Facility Specific
Issuer Name	Currency/Amount	Currency/Amount Type
Location	Date	Type
SIC (Cdn)	Purpose	Purpose
Identification Number(s)	Sponsor	Tenor
Revenue	Fianncial Covenants	Term Out Option
	Target Company	Expiration Date
Facility Signing Date

Measurement of Risk Assignment Language
S&P Sr. Debt	Law Firms
S&P Issuer	MAC Clause
Moody’s Sr. Debt	Springing lien
Moody’s Issuer	Cash Dominion
Fitch Sr. Debt	Mandatory Prepays
Fitch Issuer	Restrct’d Payments
(Neg Covs)
S&P Implied
(internal assessment)	Other Restrictions
DBRS
Other Ratings
Industry Classification
Moody’s Industry
S&P Industry
Parent

Financial Ratios

Security
Secured/Unsecured
Collateral and Seniority of Claim

Collateral Value

Guarantors
Lenders Names/Titles
Lender Commitment ($)
Committed / Uncommitted
Distribution method
Amoirtization Schedule
Borrowing Base / Advance

Rates
New Money Amount
Country of Syndication
Facility Rating (Loss given default)

S&P Bank Loan
Moody’s Bank Loan
Fitch Bank Loan
DBRS
Other Ratings

SCHEDULE I

FORM OF ASSIGNMENT AND ASSUMPTION
[see reference in Section 1.1(8)]

This Assignment and Assumption (the “Assignment and Assumption”) is dated as of the Effective Date set forth below and is entered into by and between [Insert name of Assignor] (the “Assignor”) and [Insert name of Assignee] (the “Assignee”). Capitalized terms used but not defined herein shall have the meanings given to them in the Credit Agreement identified below (as amended, the “Credit Agreement”), receipt of a copy of which is hereby acknowledged by the Assignee. The Standard Terms and Conditions set forth in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Assumption as if set forth herein in full.

For an agreed consideration, the Assignor hereby irrevocably sells and assigns to the Assignee, and the Assignee hereby irrevocably purchases and assumes from the Assignor, subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the Agent as contemplated below (i) all of the Assignor’s rights and obligations in its capacity as a Lender under the Credit Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of the Assignor under the Credit identified below (including any Letters of Credit included in the Credit) and (ii) to the extent permitted to be assigned under Applicable Law, all claims, suits, causes of action and any other right of the Assignor (in its capacity as a Lender) against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered pursuant thereto or the loan-transactions governed thereby or in any way based on or related to any of the foregoing, including, but not limited to, contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (i) above (the rights and obligations sold and assigned pursuant to clauses (i) and (ii) above being referred to herein collectively as, the “Assigned Interest”). Such sale and assignment is without recourse to the Assignor and, except as expressly provided in this Assignment and Assumption, without representation or warranty by the Assignor.

(1)	Assignor:

(2)	Assignee:

(3)	Borrower:	Iamgold Corporation

(4)	Agent:	The Bank of Nova Scotia, as the administrative agent under the Credit Agreement

(5)                                  Credit Agreement: The US $140,000,000 Credit Agreement dated as of 15 April 2008 among Iamgold Corporation as Borrower, certain of its Subsidiaries as guarantors, the Lenders parties thereto and The Bank of Nova Scotia as Agent

(6)                                  Assigned Interest:

Facility Assigned	Aggregate Amount of Commitments / Advances for all Lenders(1)	Amount of Commitment / Advances Assigned(1)	Percentage Assigned of Commitment / Advances (2)		CUSIP Number
Revolving Term Credit	$	$		%
	$	$		%
	$	$		%

(7)                                  [Trade Date:                                           ](3)

(1)                                  Amount to be adjusted by the counterparties to take into account any reductions made between the Trade Date and the Effective Date.

(2)                                  Set forth, to at least 9 decimals, as a percentage of the Commitments / Advances of all Lenders thereunder.

(3)                                  To be completed if the Assignor and the Assignee intend that the minimum assignment amount is to be determined as of the Trade Date.

2

Effective Date:                , 20      [TO BE INSERTED BY AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.]

The terms set forth in this Assignment and Assumption are hereby agreed to:

ASSIGNOR
[NAME OF ASSIGNOR]

By:
Title:

ASSIGNEE
[NAME OF ASSIGNEE]

By:
Title:

[Consented to and](4) Accepted:

THE BANK OF NOVA SCOTIA, as Agent

By
Title:

[Consented to:](5)

[NAME OF RELEVANT PARTY]

By
Title:

(4)                                  To be added only if the consent of the Agent is required by Section 10.2(1)(d) of the Credit Agreement.

(5)                                  To be added for each relevant party only if the consent of the Borrower and/or the Issuing Banks is required by Section 10.2(1)(e) and 10.2(1)(c), respectively, of the Credit Agreement.

3

ANNEX 1 to Assignment and Assumption

STANDARD TERMS AND CONDITIONS FOR
ASSIGNMENT AND ASSUMPTION

1.                                       Representations and Warranties.

1.1                                 Assignor. The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any Lien and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Loan Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents or any collateral thereunder, (iii) the financial condition of the Borrower, any of its Subsidiaries or Affiliates or any other Person obligated in respect of any Loan Document or (iv) the performance or observance by the Borrower, any of its Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Loan Document.

1.2                                 Assignee. The Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of the Assigned Interest, shall have the obligations of a Lender thereunder, (iii) it has received a copy of the Credit Agreement, together with copies of the most recent financial statements delivered pursuant to Section 7.3(1) thereof, as applicable, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase the Assigned Interest on the basis of which it has made such analysis and decision independently and without reliance on the Agent or any other Lender, and (iv) if it is a Foreign Lender, attached to the Assignment and Assumption is any documentation required to be delivered by it pursuant to Section 11.8(5) of the Credit Agreement, duly completed and executed by the Assignee; and (b) agrees that (i) it will, independently and without reliance on the Agent, the Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents, and (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender.

2.                                       Payments. From and after the Effective Date, the Agent shall make all payments in respect of the Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignee whether such amounts have accrued prior to, on or after the Effective Date. The Assignor and the Assignee shall make all appropriate adjustments in payments by the Agent for periods prior to the Effective Date or with respect to the making of this assignment directly between themselves.

3.                                       General Provisions. This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and permitted assigns. This Assignment and Assumption may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment and Assumption by telecopy or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this Assignment and Assumption. This Assignment and Assumption shall be governed by, and construed in accordance with, the law governing the Credit Agreement.

2

SCHEDULE J

AGREEMENT OF NEW OBLIGOR
SUPPLEMENT TO CREDIT AGREEMENT

[see reference in Section 3.1(2)]

THIS AGREEMENT supplements the of the credit agreement dated as of 15 April 2008 between Iamgold Corporation and others as Obligors, The Bank of Nova Scotia as Agent and the Lenders named therein, as amended, supplemented, restated or replaced from time to time (the “Credit Agreement”).

RECITALS

A.           Capitalized terms used and not defined in this Agreement have the meanings defined in the Credit Agreement.

B.             The Credit Agreement contemplates that further Subsidiaries of the Borrower shall become Obligors in certain circumstances.

C.             • (the “New Subsidiary”) is required by the Credit Agreement to become an Obligor.

D.            Security and other documents required by Section 3.1(2) of the Credit Agreement have been delivered by or in respect of the New Subsidiary.

THEREFORE, for value received, and intending to be legally bound by this Agreement, the parties agree as follows:

1.               The New Subsidiary hereby acknowledges and agrees to the terms of the Credit Agreement and agrees to be bound by all obligations of an Obligor under the Credit Agreement as if it had been an original signatory thereto. Without limiting the foregoing, the New Subsidiary certifies that all representations concerning Obligors in the Credit Agreement are true and correct with respect to the New Subsidiary as of the date of this Agreement.

2.               The Agent, on behalf of the Lenders, acknowledges that the New Subsidiary shall be an Obligor as of the date of this Agreement.

IN WITNESS OF WHICH, the undersigned have executed this Agreement as of •.

THE BANK OF NOVA SCOTIA, as Agent

By:
Name:
Title:

[New Subsidiary]

By:
Name:
Title:

2

SCHEDULE K

EXISTING LETTERS OF CREDIT
[see reference in Section 2.1(4)]

Redacted

SCHEDULE L

CERTAIN PROPERTY THAT MAY BE DISPOSED OF
(see reference in Section 7.5(4)(e)(ii)]

Redacted